As filed with the Securities and Exchange Commission on August 3, 2007
Registration No. 333-143864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Heritage-Crystal Clean, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4955 (Primary Standard Industrial Classification Code Number)	26-0351454 (I.R.S. Employer Identification No.)

2175 Point Boulevard, Suite 375
Elgin, IL 60123
(847) 836-5670
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL 60123
(847) 836-5670
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark A. Harris Heidi J. Steele McDermott Will & Emery LLP 227 W. Monroe Street, Suite 4700 Chicago, Illinois 60606	Larry A. Barden Robert L. Verigan Sidley Austin LLP 1 S. Dearborn Street Chicago, Illinois 60603

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

EXPLANATORY NOTE

This Registration Statement includes two prospectuses, relating to offerings of    ●    shares of common stock, which we refer to as the “public offering”, and $14.0 million of common stock, which we refer to as the “Direct Placement”. The two prospectuses are identical except for the cover page, the information under the caption “Table of Contents”, and that the second prospectus does not contain a back cover page. In addition, the information in the first prospectus under the caption “Underwriting” has been replaced in the second prospectus with the information contained under the caption “Plan of Distribution”. The cover page and the replaced sections to be included in the second prospectus are set forth immediately following the first prospectus.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED    ●    , 2007

PROSPECTUS

    ●     Shares

Heritage-Crystal Clean, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling    ●    shares of our common stock in this offering. Prior to this offering, no public market existed for our shares. The initial public offering price of our common stock is expected to be between $  ●   and $  ●  . We will apply to list our common stock on The Nasdaq Global Market under the symbol “HCCI.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total

Public offering price	$	●	$	●
Underwriting discount	$	●	$	●
Proceeds to the Company (before expenses)	$	●	$	●

We have granted the underwriters an option for a period of 30 days to purchase up to    ●    additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about    ●    , 2007.

In addition to this offering, we are offering $14.0 million of our common stock at the initial public offering price to certain existing stockholders and related persons. William Blair & Company, L.L.C. and Piper Jaffray & Co. will receive a placement fee in connection with this additional offering.

William Blair & Company	Piper Jaffray

The date of this prospectus is  ● , 2007

Page

Prospectus Summary	1
Risk Factors	8
Forward-Looking Statements	18
Use of Proceeds	19
Dividend Policy	19
Capitalization	20
Dilution	21
Selected Financial Data	23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	25
Business	35
Management	46
Principal Stockholders	64
Relationships And Transactions With Related Persons	65
Description Of Capital Stock	67
Shares Eligible For Future Sale	71
Material U.S. Federal Income Tax Considerations For Non-U.S. Holders	72
Underwriting	75
Legal Matters	78
Experts	78
Where You Can Find More Information	79
Index to Financial Statements	F-1
Restated Operating Agreement
Credit Agreement
Intercreditor Agreement
Promissory Note
First Amended and Restated Promissory Note
First Amended and Restated Promissory Note
Third Amended and Restated Note
Employment Agreement
Employment Agreement
Employment Agreement
Employment Agreement
Non-Competition and Non-Disclosure Agreement
Multi-Story Office Building Lease
Key Employee Membership Interest Trust Agreement
Members Agreement
Unit Redemption Agreement
Unit Purchase and Sale Agreement
Unit Purchase and Sale Agreement
Unit Purchase and Sale Agreement
Unit Purchase and Sale Agreement
Unit Redemption Agreement
Non-Competition and Non-Disclosure Agreement
Non-Competition and Non-Disclosure Agreement
Non-Competition and Non-Disclosure Agreement
Non-Competition and Non-Disclosure Agreement
Consent of KPMG LLP

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 8 and our financial statements and related notes, before making an investment decision. Unless otherwise indicated, the terms “we”, “us”, and “our” refer to Heritage-Crystal Clean, Inc. and its subsidiaries and, prior to the Reorganization described below, its predecessor, Heritage-Crystal Clean, LLC. Our fiscal year ends the Saturday closest to December 31. Accordingly, fiscal years 2004, 2005 and 2006 ended January 1, 2005, December 31, 2005 and December 30, 2006, respectively. Fiscal years 2005 and 2006 consisted of 52 weeks and fiscal year 2004 consisted of 53 weeks. Our convention with respect to reporting periodic financial data is that each of our first three fiscal quarters consist of twelve weeks while our last fiscal quarter consists of sixteen or seventeen weeks. We refer to the first twenty-four weeks of each fiscal year as the “first half”. Accordingly, the first halves of fiscal years 2006 and 2007 ended June 17, 2006 and June 16, 2007 respectively.

Based on revenues, we believe that we are the second largest provider of parts cleaning services in the U.S. and a leading provider of containerized waste services targeting small and mid-sized customers. Within the industrial and hazardous waste services market, we focus on parts cleaning, containerized waste, used oil and vacuum services. We estimate these components together represent a $5 billion market opportunity. Through our network of 48 branches, we provide our services to more than 34,000 client sites on a regular schedule. During fiscal 2006, we performed more than 250,000 parts cleaning service calls.

Our customers frequently need to remove grease and dirt from machine and engine parts. Typical customers include businesses involved in vehicle maintenance operations, such as car dealerships, automotive repair shops and trucking firms, as well as small manufacturers, such as metal product fabricators and printers. Based on 2002 data from the U.S. Census Bureau, we estimate that there are more than 800,000 such firms in the U.S. Our services allow our customers to outsource their handling and disposal of parts cleaning solvents as well as other containerized waste. These materials are subject to extensive and complex regulations, and mismanagement can result in citations, penalties, and substantial direct costs. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management. We believe that these services are highly attractive to small and mid-sized customers, which we define as firms that generally spend less than $50,000 per year on industrial and hazardous waste services. These small and mid-sized customers typically have limited administrative infrastructure and have needs, such as assistance in preparing waste manifests and drum labels and regularly-scheduled service visits to check inventories and remove accumulated waste, that are often highly differentiated from the needs of larger accounts, and our company is structured to meet these particular needs.

In each of our services, we have adopted innovative approaches to minimize the regulatory burdens for our customers, and we have designed our services to provide “ease of use” to our customers. Our company has pioneered two different programs whereby our customers’ used parts cleaning solvent may be excluded from the U.S. Environmental Protection Agency’s, or the EPA’s, definition of hazardous waste. These two programs not only simplify the management of used solvent generated by our customers, but also reduce the total volume of hazardous waste generated at many of our customers’ locations. This can allow the customer to achieve a lower “generator status” with the EPA and thereby reduce their overall regulatory burden, including reduced reporting obligations and inspections.

Competitive Strengths

From our current base of 48 branch locations, we implement an organized and disciplined approach to increasing our market share, taking advantage of the following competitive strengths:

Large and Highly Diverse Customer Base.  Our customer base consists of over 34,000 served customer locations primarily in the eastern and central portions of the U.S. In fiscal 2006, our largest single customer (comprising over 150 locations) represented less than 1.2% of our annual sales, and our largest ten customers represented less than 7.0% of our annual sales.

Innovative Services that Reduce Customers’ Regulatory Burdens.  We have designed our service programs to meet the needs of our target customers. In particular, these customers desire to minimize their regulatory compliance burdens and we have developed innovative methods to help our customers achieve this objective. For example, we have created two parts cleaning service programs, each of which exempt our customers from certain hazardous waste regulations and filing requirements: our product reuse program, where used solvent generated by customers is sold as a direct substitute for virgin solvent that is otherwise used in the manufacture of roofing asphalt; and our non-hazardous program, where we provide our customers with an alternative solvent that is not included in the EPA’s definition of hazardous waste due to its increased flashpoint. After we collect the used solvent from customers participating in our non-hazardous program, we store it for recycling via distillation for re-delivery to our parts cleaning customers.

Excellent Customer Service.  Since our founding, we have instilled a standardized, sales-oriented approach to our customers across our branch network. Our branch personnel are focused on local sales and service delivery, and a significant portion of their compensation is linked to sales growth and new business development. During fiscal 2006, 86% of our sales were generated from customers that we also served during fiscal 2005.

Experienced Management Team.  Our senior managers have on average more than 20 years of industry experience and our middle managers have on average more than 10 years of experience. Many of our managers held key positions with Safety-Kleen Corporation, or Safety-Kleen (one of the nation’s largest providers of industrial and hazardous waste services), between 1986 and 1998 during which time Safety-Kleen grew from $255 million to over $1.0 billion in annual revenue.

Cost-Efficient Branch Rollout Model.  Our branch model allows us to consolidate operational and administrative functions not critical to sales and service at either a regional hub or our headquarters. This model has been the foundation for our new branch rollout during the past seven years, as we have expanded from 14 to 48 branches, and we expect to extend this model to new locations.

Growth Strategies

We have increased our sales from approximately $16.0 million in fiscal 2000 to $80.9 million in the 52 weeks ended June 16, 2007, while our operating income increased from a loss in fiscal 2000 to an operating profit of $8.3 million (or $7.5 million, excluding a one-time gain of $0.8 million) in the 52 weeks ended June 16, 2007. We intend to continue to grow our business through a combination of the following:

Same-Branch Sales Growth.  We seek to generate year-over-year growth in existing markets by obtaining new customers and by cross-selling multiple services to existing customers. Our company culture is designed to consistently emphasize the importance of sales and service excellence, and to build and maintain enthusiasm that supports continued sales success. Additionally, we intend to drive profitability by leveraging fixed costs against incremental sales growth at our existing branches. During fiscal 2006, our same-branch sales growth was 24% at our 41 established branches.

Expanded Service Offerings.  All of our branches currently offer parts cleaning and containerized waste management services. Other services that we provide, including used oil collection services and vacuum truck services, are currently offered in less than half of our branch locations. As our business grows and we achieve sufficient market penetration, we expand the number of services offered at our branches. We also have other new business programs in various stages of development and these have the potential to be offered through our branch locations in the future.

Geographic Expansion.  We currently operate from 48 branch locations that offer our core parts cleaning and containerized waste management services to customers in 38 states. Within our geographic focus area (the eastern and central portion of the U.S.), we believe that there are opportunities to open more branches and provide convenient local service to additional markets, particularly in the Northeastern and Southeastern regions of the U.S. where our penetration is lowest. Furthermore, we anticipate expansion of our business to the Western U.S. where we currently have no operations. In the future, we believe that there will be significant opportunities to offer our services in international markets as well.

Selectively Pursue Acquisition Opportunities.  Our management team has significant experience in identifying and integrating acquisition targets. During the past seven years, we have successfully acquired the assets of three small competitors.

Reorganization

We were initially formed in 1999 as Heritage-Crystal Clean, LLC, an Indiana limited liability company. In connection with our initial public offering, the common and preferred units, including redeemable capital units, of Heritage-Crystal Clean, LLC will be exchanged for    ●    shares of common stock and    ●    shares of preferred stock, respectively, of Heritage-Crystal Clean, Inc., a newly-formed Delaware corporation. Accordingly, the members of Heritage-Crystal Clean, LLC will become the common and preferred stockholders of Heritage-Crystal Clean, Inc. and Heritage-Crystal Clean, Inc. will be the parent company of Heritage-Crystal Clean, LLC. In addition, all redemption rights with respect to redeemable capital units will terminate in the Reorganization. Upon completion of the public offering and the direct placement described below, the preferred stock will be redeemed for approximately $ ●  million in cash (which reflects the $14.1 million principal amount and the accrued return with respect to the preferred units as of the date of the Reorganization, which accrued return will be $ ●  million as of ● , 2007). We refer to this exchange as the “Reorganization”.

Concurrent Direct Placement of Common Stock

Certain holders of our preferred units and certain related persons have requested the opportunity to purchase $14.0 million of our common stock in connection with our initial public offering. As a result, we are offering to sell $14.0 million of common stock to certain holders of preferred units and certain related persons at the initial public offering price. The closing of this direct placement will occur simultaneously with the completion of the public offering. In connection with the direct placement of common stock, we have agreed to pay William Blair & Company, L.L.C. and Piper Jaffray & Co. an aggregate fee of $980,000 for acting as placement agents. We refer to this direct placement of common stock as the “Direct Placement” and the initial public offering of shares as the “public offering”.

Our Corporate Information

Our corporate and executive offices are located at 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123, and our telephone number at that address is (847) 836-5670. Our website is located at http://www.crystal-clean.com. The information contained in our website is not a part of this prospectus.

The Offerings

Common stock offered by us in the public offering	● shares

Common stock to be outstanding after the public offering and the Direct Placement	● shares(1)

Use of proceeds	We estimate that our net proceeds from the public offering will be $ ● million, based on an assumed initial public offering price per share of $ ● (the midpoint of the estimated price range shown on the cover page of this prospectus). We estimate that our net proceeds from the Direct Placement will be $ ● million, based on an assumed offering price per share of $ ● . We intend to use the net proceeds from the public offering and the Direct Placement to pay $ ● million to redeem our preferred stock and $ ● million to repay indebtedness.

Proposed Nasdaq Global Market symbol	“HCCI”

(1)	The number of shares of common stock to be outstanding after the public offering and the Direct Placement is based on ● shares outstanding as of ● , 2007 and:

• excludes ● shares of common stock issuable upon the exercise of outstanding options granted in connection with the public offering at an exercise price equal to the initial public offering price;

• excludes ● additional shares of common stock that are reserved for future grants, awards or sale under our Omnibus Stock Incentive Plan that was adopted in contemplation of the public offering; and

• includes ● shares of common stock issued in the Direct Placement, based on an assumed offering price per share of $ ● .

Because we are offering a fixed dollar amount of shares in the Direct Placement, any decrease in the assumed offering price would increase the number of shares, and any increase in the assumed offering price would decrease the number of shares, issued by us in the Direct Placement. For example, a $1.00 decrease in the assumed offering price would increase the number of shares issued by ● shares and a $1.00 increase in the assumed offering price would decrease the number of shares issued by ● shares.

Unless otherwise indicated, all information contained in this prospectus:

• assumes the underwriters do not exercise their over-allotment option, which entitles them to purchase up to ● additional shares from us; and

• reflects the Reorganization that will occur prior to the completion of the public offering and the Direct Placement.

Summary Financial and Other Data

The following table presents a summary of our historical financial information. When you read this summary consolidated financial data, it is important that you read along with it the historical financial statements and related notes, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

Our fiscal year ends the Saturday closest to December 31. Accordingly, fiscal years 2004, 2005 and 2006 ended January 1, 2005, December 31, 2005 and December 30, 2006, respectively. Fiscal years 2005 and 2006 consisted of 52 weeks and fiscal year 2004 consisted of 53 weeks. Our convention with respect to reporting periodic financial data is that each of our first three fiscal quarters consist of twelve weeks while our last fiscal quarter consists of sixteen or seventeen weeks. We refer to the first twenty-four weeks of each fiscal year as the “first half”. Accordingly, the first halves of fiscal years 2006 and 2007 ended June 17, 2006 and June 16, 2007, respectively.

							First Half
							Ended
	Fiscal Year						June 17,		June 16,
	2004		2005		2006		2006		2007
	(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Sales		$48,397		$59,221		$73,717		$32,308		$39,574
Cost of sales		11,710		14,061		18,823		7,659		9,881

Gross profit		36,687		45,160		54,894		24,649		29,693
Operating costs		25,961		31,677		36,837		16,639		19,169
Selling, general, and administrative expenses		9,344		10,481		12,355		5,773		6,619
Gain on contract termination		—		—		—		—		(818	)(1)

Operating income		1,382		3,002		5,702		2,237		4,723
Interest expense		658		967		1,415		580		642

Net income(2)		724		2,035		4,287		1,657		4,081
Preferred return		1,663		1,696		1,691		776		781

Net income (loss) available to common stockholders		$(939)		$339		$2,596		$881		$3,300

PRO FORMA DATA (UNAUDITED):
Historical income before taxes		$724		$2,035		$4,287		$1,657		$4,081
Pro forma provision for income taxes		335		913		1,791		679		1,673

Pro forma net income(2)		389		1,122		2,496		978		2,408
Preferred return		1,663		1,696		1,691		776		781

Pro forma net income (loss) available to common stockholders		$(1,274)		$(574)		$805		$202		$1,627

Pro forma net income (loss) per common share:
Basic	$	●	$	●	$	●	$	●	$	●
Diluted	$	●	$	●	$	●	$	●	$	●
Weighted average shares outstanding:
Basic		●		●		●		●		●
Diluted		●		●		●		●		●

				First Half
				Ended
	Fiscal Year			June 17,	June 16,
	2004	2005	2006	2006	2007
	(Dollars in thousands, except per share data)

OTHER OPERATING DATA:
EBITDA(3)	$2,690	$4,696	$8,055	$3,268	$5,967
Average daily sales	$188	$233	$291	$274	$335
Number of branches at end of fiscal year/end of first half	39	41	47	41	48

	As of June 16, 2007(4)
		Pro Forma,
	Pro Forma	As Adjusted
	(Unaudited)
	(Dollars in thousands)

BALANCE SHEET DATA:
Cash and cash equivalents	$424	●
Total assets	41,173	●
Total debt	16,705	●
Total members’ capital/stockholders’ equity	11,123	●

(1)	During the first half of fiscal 2007, we received $3.0 million from the termination of a contract with a customer of our used solvent who had failed to meet their volume purchase obligations. We recorded costs of $2.2 million to reduce solvent inventories to net realizable value in connection with this settlement, resulting in a one-time gain of $0.8 million during the half.

(2)	At the time of the public offering we will change our parent company legal structure from a limited liability company to a corporation. See “Prospectus Summary — Reorganization.” As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes. For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expense in such years.

(3)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors, our lenders and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

• EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA:

				First Half
				Ended
	Fiscal Year			June 17,	June 16,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Net income(a)	$724	$2,035	$4,287	$1,657	$4,081
Interest expense	658	967	1,415	580	642
Depreciation and amortization	1,308	1,694	2,353	1,031	1,244

EBITDA	$2,690	$4,696	$8,055	$3,268	$5,967

(a)	At the time of the public offering we will change our parent company legal structure from a limited liability company to a corporation. As a limited liability company, we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes.

(4)	The summary balance sheet data as of June 16, 2007 is presented on a pro forma basis to give effect to the Reorganization, and on a pro forma as adjusted basis to reflect the Reorganization, the receipt by us of net proceeds from the sale of common stock offered by us in the public offering and in the Direct Placement at an assumed initial public offering price of $ ● per share and the application of the net proceeds, all as described in “Use of Proceeds.” It also reflects a deferred tax asset and a deferred tax liability which we will record in connection with the Reorganization to reflect cumulative deferred taxes. As of June 16, 2007, the deferred tax asset would have been $1.0 million and the deferred tax liability would have been $3.4 million, resulting in a one-time adjustment in stockholders’ equity of $2.4 million.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business

We conduct business in an industry that is highly regulated by environmental, health and safety, transportation, and employment laws and regulations. If we do not comply with these laws and regulations, we may be subject to involuntary shutdowns and/or significant financial penalties and negative response from our customers.

The sale, handling, transportation, storage, recycling and disposal of industrial and hazardous waste, including solvents used in parts cleaners, used oil and containerized waste are highly regulated by various legislative bodies and governmental agencies at the federal, state and local levels, including the EPA, the Department of Transportation, and the Occupational Safety and Health Administration, or OSHA. Any failure by us to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures for equipment upgrades, fines, penalties, civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs and/or involuntary temporary or permanent discontinuance of our operations.

If current environmental laws and regulations are changed, we may be forced to significantly alter our business model, which could have a material adverse effect on our financial performance.

A change in any of the environmental, employment, health and safety laws and regulations under which we operate could have a material adverse effect on our business and prospects. For example, the EPA currently excludes waste used as an ingredient in the production of a product from being defined as hazardous waste. Our product reuse program for parts cleaning operates under this exclusion and provides an advantage by excluding our customers’ used solvent from being regulated as hazardous waste. Similarly, under our non-hazardous program for parts cleaning, we provide our customers with a different solvent that has a higher flashpoint than traditional solvents. The resulting used solvent is not considered to be hazardous waste, so long as our customers ensure that no inappropriate contaminants were contributed to the used solvent.

If the EPA were to broaden the definition of hazardous waste to include used solvents generated by our customers under our product reuse and/or non-hazardous programs for parts cleaning, the value of our offerings may be significantly reduced which would have a material adverse effect on our financial performance. Examples of changes by the EPA that could adversely affect our services include, but are not limited to, the following:

•	elimination of the reuse exception to the definition of hazardous waste;

•	increase in the minimum flashpoint threshold at which solvent becomes included in the definition of hazardous waste;

•	increased requirements to test the used solvent that we pick up from our customers for the presence of toxic or more flammable contaminants; and

•	adoption of regulations similar to those enacted in some California air quality districts that prohibit the use of the solvents of the type that we sell for parts cleaning operations.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that our costs associated with meeting any of these requirements are substantial and cannot adequately be passed through to our customers, our earnings and cash flows could suffer.

We face intense competition in the industrial and hazardous waste services industries.

The markets for parts cleaning, containerized waste management, used oil collection, and vacuum truck services are intensely competitive. While numerous small companies provide these services, Safety-Kleen, our largest competitor, has held substantial market share in the parts cleaning industry for the last three decades and has developed a significant market share in used oil services and containerized waste management. Safety-Kleen and some of our other competitors have substantially greater financial and other resources and greater name recognition than us. Our business growth, financial performance and prospects will be adversely affected if we cannot gain market share from these competitors, or if any of our competitors develop products or services superior to those offered by us. We could lose a significant number of customers if Safety-Kleen, or other competitors, materially lower their prices, improve service quality or develop more competitive product and service offerings.

In addition, companies involved in the waste management industry, including waste hauling, separation, recovery and recycling, may have the expertise, access to customers and financial resources that would encourage them to develop and market services and products competitive with those offered by us. We also face competition from alternative services that provide similar benefits to our customers as those provided by us. In addition, new technology regarding the treatment and recycling of used solvent and used oil may lead to functionally equivalent or superior products becoming available, which may decrease the demand for our services and products or cause our products and services to become obsolete.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages if we are found to be a responsible party for the improper handling or the release of hazardous substances.

As a company engaged in the sale of, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, and similar state laws impose strict liability on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them to the facilities. As a potentially responsible party, or PRP, we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we were able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

Our facilities and the facilities of our customers and third party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. Our pollution liability insurance excludes certain liabilities under CERCLA. Thus, if we were to incur liability under CERCLA that was not covered by our insurance and if we could not identify other parties responsible under the law whom we are able to compel to contribute to the liabilities, the cost to us could be substantial and could impair our profitability, reduce our liquidity and have a material adverse effect on our business. Although our customer service agreements typically provide that the customer is responsible for ensuring that only appropriate materials are disposed of, we could be exposed to claims if customers dispose of improper waste, and we might not be successful in recovering our damages from our customers. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

As a result of the loss of our primary purchaser of used solvent, we have experienced a significant increase in our inventory of used solvents generated by customers participating in our product reuse program for parts cleaning.

From 1999 to 2005, we sold the used solvent generated by customers participating in our product reuse program for parts cleaning to a single purchaser that purchased the solvent as an ingredient in the manufacture of roofing asphalts. In 2006, this purchaser ceased purchasing from us and we have not fully found a suitable replacement. In the past two fiscal years, our inventory levels of used solvent generated by customers participating in our product reuse program for parts cleaning, which do not qualify for recycling or disposal and must be sold by us for reuse under our contractual obligations to our customers and under EPA regulations, have increased by approximately 50,000 barrels, which represents approximately 31% of the volume we collected during this period. This increase has occurred because we have not been able to identify sufficient alternative purchasers of the used solvent to fully replace the quantities we previously sold. While our inventory has declined in recent months due to increased sales, we expect our inventory volume to continue to fluctuate, and will likely increase from current levels. We anticipate that these inventory levels may continue to rise. We plan to reduce our inventory levels of used solvent generated by customers participating in our product reuse program for parts cleaning over time by identifying new purchasers and by transitioning customers to our non-hazardous program for parts cleaning. If we do not find suitable replacement purchasers acceptable under EPA regulations, we may be forced to scale back or potentially eliminate our product reuse program for parts cleaning, which could cause our business and operating results to suffer. If we are unable to sell our inventory, we would be required to take a charge to inventory and we may incur additional costs for storage and/or disposal which would adversely impact our operating results. If our used solvent inventory levels continue to grow, and we are not able to locate purchasers of our existing used solvent inventories, we may be forced to terminate our reuse program and may be subject to significant disposal related liabilities, penalties and/or litigation which could materially harm our reputation and have a material adverse effect on our financial performance. In addition, while we have already sold enough used solvent to satisfy speculative accumulation requirements of the EPA for 2007, we may not be able to do so for future years.

Our ability to achieve our business and financial objectives is subject to our ability to expand our non-hazardous programs for parts cleaning.

If our business continues to grow, and if we do not find suitable replacement purchasers of used solvent for reuse acceptable under EPA regulations, we may need to expand our non-hazardous program for parts cleaning. Unlike used solvent generated by customers participating in our product reuse program for parts cleaning (which must be resold for reuse as an ingredient), used solvent generated by customers participating in our non-hazardous program for parts cleaning can be recycled by third party recyclers or by us. As part of our strategic shift from our product reuse program for parts cleaning to our non-hazardous program for parts cleaning, we are constructing a solvent recycling system at our Indianapolis hub capable of recycling used solvent generated by customers participating in our non-hazardous program and we may also undertake similar projects in the future. While we anticipate that our solvent recycling system will be completed by the end of fiscal 2007, we cannot guarantee that it will be completed in a cost-effective and timely manner, or operate to make our non-hazardous program for parts cleaning an effective and cost-efficient alternative to our product reuse program for parts cleaning. Our planned construction of a solvent recycling system may suffer delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, regulatory compliance or permitting issues, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from completing our solvent recycling system as currently expected. Any unanticipated costs in operating our solvent recycling system could have a material adverse effect on our operating results and require us to seek an alternative means to recycle or dispose of used solvent.

Even if we can obtain necessary governmental approvals and effectively promote our non-hazardous program for parts cleaning, we may not be able to meet our transition goals, which could result in unutilized capacity for our solvent recycling system and increased demand for our product reuse program for parts cleaning. In addition, the operation of our solvent recycling system may be considered inherently dangerous and injury to individuals or property may occur, potentially subjecting us to lawsuits. If we fail to develop, maintain and operate our solvent recycling system as anticipated, our business and operating results could suffer. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time, or offer new product lines which may not be profitable and could materially and adversely affect our financial condition and results of operations.

We depend on the service of key individuals, the loss of whom could materially harm our business.

Our success will depend, in part, on the efforts of our executive officers and other key employees, including Joseph Chalhoub, our President and Chief Executive Officer, Gregory Ray, our Chief Financial Officer, Vice President, Business Management and Secretary, and John Lucks, our Vice President of Sales. These individuals possess extensive experience in our markets and are critical to the operation and growth of our business. If we lose or suffer an extended interruption in the services of one or more of our executive officers or other key employees, our business, results of operations and financial condition may be negatively impacted. Moreover, the market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to succeed members of our management team or other key employees, should the need arise. We do not maintain any key man life insurance policies.

In addition, our operations and growth strategy rely on the expansion of our business through the creation and growth of new and existing branches. In order for us to create and grow new and existing branches properly, we must continually recruit and train a pool of hardworking and motivated sales & service representatives, or SSRs, to develop new customer leads, as well as support our existing customer base. If we are not able to retain and recruit a sufficient number of SSRs, or we experience an increase in the turnover of existing SSRs, we may not be able to support the continued growth of our business, which could have a material adverse impact on our financial performance.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

We maintain insurance coverage, but these policies do not cover all of our potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks, or in amounts in excess of our existing insurance coverage which would significantly affect our financial performance. For example, our pollution legal liability insurance excludes costs related to fines, penalties or assessments. Our insurance policies also have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business would be materially and adversely affected.

We are subject to potential warranty expense and liability claims relating to our services and products.

We offer our customers specific guarantees that we will be responsible for all expenses resulting from any spill that occurs while we are transporting, processing or disposing of customers’ used solvent and other waste. Accordingly, we may be required to indemnify our customers for any liability under CERCLA or other environmental, employment, health and safety laws and regulations. We may also be exposed to product liability claims by our customers, users of our part cleaning products or third parties claiming damages stemming from the mechanical failure of parts cleaned with solvents and/or equipment provided by us. Although we maintain product liability insurance coverage, if our insurance coverage proves inadequate or adequate insurance becomes unreasonably costly or otherwise unavailable, future claims may not be fully insured. An uninsured or partially insured successful claim against us could have a material adverse effect on our business, financial condition and results of operations.

Litigation related to personal injury from exposure to solvents and the operation of our business may result in significant liabilities and limit our profitability.

We are and in the future may be involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of exposure to hazardous chemicals that are a part of the solvents that we provide. In addition, the hazards and risks associated with the use, transport, storage, and handling and disposal of our customers’ waste by us and our customers (such as fires, natural disasters, explosions and accidents) and our customers’ improper or negligent use or misuse of solvent to clean parts may also expose us to personal injury claims, property damage claims and/or products liability claims from our customers or third parties. As protection against such claims and operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of these claims and lawsuits, and we may be held liable for significant personal injury or damage to property or third parties, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our business.

We may be unable to manage our growth.

In our first seven full years of operation, sales increased every year. In fiscal 2006, we generated sales of $73.7 million, reflecting a compound annual growth rate over the seven year period in excess of 30%. Our growth to date has placed and may continue to place significant strain on our management and its operational and financial resources. We anticipate that continued growth, if any, will require us to recruit, hire and retain new managerial, finance, sales, marketing and operational personnel. We cannot be certain that we will be successful in recruiting, hiring or retaining those personnel. Our ability to compete effectively and to manage our future growth will depend on our ability to maintain and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to grow, we cannot be certain that our personnel, systems, procedures and controls will be adequate to support our operations.

We are dependent on third parties to supply us with the necessary components and materials to service our customers. We are also dependent on third party transport, recycling and disposal contractors.

In the operation of our business, we supply a large amount of virgin solvent and parts cleaning equipment to our customers. We do not maintain extensive inventories of these products. If we become unable to obtain adequate supplies and components in a timely and/or cost-effective manner, we may be unable to adequately provide sufficient quantities of our services and products to our customers, which could have a material adverse affect on our financial condition and results of operations.

We, and our third party transporters, ship used oil and containerized waste collected from our customers to a number of third party recycling and disposal facilities, including incinerators, landfill operators and waste-to-energy facilities. We generally do not have long-term fixed price contracts with our third party contractors, and if we are forced to seek alternative vendors to handle our third party recycling and disposal activities, we may not be able to find alternatives without significant additional expenses, or at all, which could result in a material adverse effect on our financial performance. In addition, we could be subject to significant environmental liabilities from claims relating to the transport, storage, processing, recycling and disposal of our customers’ waste by our third party contractors and their subcontractors.

Economic conditions and downturns in the business cycles of automotive repair shops, industrial manufacturing business and small businesses in general could adversely impact our business and operating results.

Our customer base is primarily composed of companies in the automotive repair and manufacturing industries. The overall levels of demand for our parts cleaning products and supplies and other services are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S. and the regional economic conditions affecting our branches. For example, many of our principal consumers are themselves heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in our customers’ businesses may result in fluctuations in demand, volumes, pricing and operating margins for our services and products.

In addition, the high concentration of our customers that are small businesses exposes us to some of the broad characteristics of small businesses across the U.S. Small businesses start, close, relocate, and get purchased or sold frequently. This leads to a certain amount of ongoing turnover in the market. As a result, we must continually identify new customers and expand our business with existing customers in order to sustain our growth. If we experience a rise in levels of customer turnover, it may have a negative impact on the profitability of our business.

Further consolidation and/or declines in the U.S. automotive repair and U.S. manufacturing industries could cause us to experience lower sales volumes which would materially affect our growth and financial performance.

Our business relies on continued demand for our parts cleaning and waste management services in the U.S. automotive repair and U.S. manufacturing industries, which may suffer from declining market size and number of locations, due in part to international competition and consolidation in U.S. markets. Industry trends affecting our customers, including the continued trend of U.S. manufacturing moving offshore and the influx of inexpensive imported automotive aftermarket products, could reduce the demand for our parts cleaning and other services and products and have a material adverse impact on our business. As a result, we may not be able to continue to grow our business by increasing penetration into the industries which we serve, and our ability to retain our market share and base of sales could become more difficult.

Our operating margins and profitability may be negatively impacted by increased solvent, fuel and energy costs.

A large portion of our business is dependent on the widespread availability of certain crude oil products. For example, our sales and service operations utilize a fleet of trucks which run on diesel fuel that we generally purchase in the open market on a daily basis. Because solvent is a product of crude oil, we are also susceptible to increases in solvent costs and surcharges from vendors if crude oil costs increase. The price and supply of fuel and solvent is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Since 2004, we have experienced increases in the cost of fuel, solvent and other petroleum-based products. We have in the past been able to offset a portion of the increased fuel and solvent costs through the imposition of energy surcharges on our invoices to customers. However, because of the competitive nature of the industry and the terms of customer contracts, there can be no assurance that we will be able to pass on current or future increases in fuel or solvent prices to our customers. Due to political instability in oil-producing countries, fuel prices may continue to increase significantly in 2007 and beyond. A significant increase in fuel or solvent costs could lower our operating margins and negatively impact our profitability. We currently do not use financial instruments to hedge against fluctuations in oil, solvent or energy prices.

We obtain many services from our largest stockholder, The Heritage Group and its affiliates, which we refer to collectively herein as Heritage, and our inability to replace these services in the future on economically acceptable terms could materially adversely affect our business.

We obtain certain services from Heritage including disposal and waste transportation services, insurance and employee benefits coverage. If these services become unavailable from Heritage, to the extent that we are unable to negotiate replacements of these services with similar terms, we could experience increases in our expenses.

A system failure could delay or interrupt our ability to provide services and products and could increase our costs and reduce our sales.

Our operations are dependent upon our ability to support our branch infrastructure. Our business operates through 4 hubs that service our 48 local branches. Any damage or failure that causes interruptions in our operations could result in the loss of customers. To date, we have not experienced any significant interruptions or delays which have affected our ability to provide services and products to our customers. The occurrence of a natural disaster, technological, transportation or operational disruption or other unanticipated problem could cause interruptions in the services we provide and impair our ability to generate sales and achieve profits.

Our business is subject to inclement weather and this may have a significant adverse effect on our financial performance.

A significant portion of our business includes periodic service visits to our customers. Inclement weather in the geographic areas in which our branches operate may result in a significant number of cancelled service visits, which may result in lost sales and profits.

We may not be able to protect our intellectual property adequately.

We rely upon know-how and technological innovation and other trade secrets to develop and maintain our competitive position. We rely, to a significant extent, on trade secrets, confidentiality agreements and other contractual provisions to protect our proprietary technology, and such agreements may not adequately protect us. Our competitors could gain knowledge of our know-how or trade secrets, either directly or through one or more of our employees or other third parties. Although we do not regard any single trade secret or component of our proprietary know-how to be material to our operations as a whole, if one or more of our competitors can use or independently develop such know-how or trade secrets, our market share, sales volumes and profit margins could be adversely affected.

In the event we become involved in defending or pursuing intellectual property litigation, such action may increase our costs and divert management’s time and attention from our business. In addition, any potential intellectual property litigation could force us to take specific actions, including, but not limited to, the following:

•	cease selling products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use infringing intellectual property.

Risks Related to the Common Stock

A market for our shares may never develop.

Before the public offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after the public offering. If a market does not develop or is not sustained, it may be difficult for you to sell your common stock at an attractive price, or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the representatives of the underwriters and may not bear any relationship to the market price at which it will trade after our initial public offering or to any other established criteria of our value.

The price of our shares of common stock may be volatile.

The trading price of shares of our common stock following the public offering may fluctuate substantially. In particular, it is possible that immediately or in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may decline. In addition, the price of the shares of our common stock that will prevail in the market after the public offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	variations in our operating results;

•	announcements by us, our competitors or others of significant business developments, changes in customer relationships, acquisitions or expansion plans;

•	analysts’ earnings estimates, ratings and research reports;

•	the depth and liquidity of the market for our common stock;

•	speculation in the press;

•	strategic actions by us or our competitors, such as sales promotions or acquisitions;

•	actions by our large stockholders or by institutional and other stockholders;

•	conditions in the industrial and hazardous waste services industry as a whole and in the geographic markets served by our branches; and

•	domestic and international economic factors unrelated to our performance.

The stock markets, in general, periodically experience volatility that is sometimes unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In particular, you may not be able to resell your shares at or above the initial public offering price.

The small public float for our shares may make it difficult to sell your shares and may cause volatility in our stock price.

A substantial portion of our shares of common stock are closely held by certain insider investors. Upon the closing of this offering, Heritage will beneficially own approximately ● % of our common stock, assuming a purchase of ●  shares by Heritage in the Direct Placement, and directors and executive officers will own ● % of our common stock, assuming an aggregate purchase of ●  shares by the executive officers and directors in the Direct Placement. Consequently, the public float will be small and the availability of our shares may be limited and you may encounter difficulty selling your shares or obtaining a suitable price at which to sell your shares. In addition, as a result of the small float, you could experience meaningful volatility in the trading price of our common stock.

If securities or industry analysts do not publish research or reports about our business or publish negative research, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our current principal stockholder will continue to have significant influence over us after the public offering, and could delay or deter a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

Upon the closing of the public offering and the Direct Placement, Heritage will beneficially own approximately ● % of our outstanding common stock, assuming a purchase of    ●     shares by Heritage in the Direct Placement. Any decrease in the assumed offering price in the Direct Placement may result in a greater number of shares being purchased by Heritage. In addition, one of the members of our board, Fred Fehsenfeld, Jr., is an affiliate of Heritage. As a result, Heritage will have significant influence over our decision to enter into any corporate transaction and may have significant influence with respect to any transaction that requires the approval of stockholders, regardless of whether other stockholders believe that the transaction is in their own best interests. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our ability to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely and satisfactory manner could cause the price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires management of a reporting company to annually review, assess and disclose the effectiveness of a company’s internal control over financial reporting and to provide an attestation by independent auditors on its assessment of and the effectiveness of internal control over financial reporting. We will not be subject to the requirements of Section 404 until the end of our 2008 fiscal year. Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently.

We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to businesses that we may acquire in the future. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting as of the end of our 2008 fiscal year and in future periods as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, Nasdaq or other regulatory authorities. In addition, upon completion of the public offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Sarbanes-Oxley, as well as rules implemented by the SEC and The Nasdaq Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that being a public company will make it more expensive for us to hire directors and to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Further, we may need to hire additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Any of these expenses could harm our business, operating results and financial condition.

Purchasers in the offerings will suffer immediate dilution.

If you purchase shares of common stock in the offerings, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based on the net tangible book value of our common stock and after giving effect to the Reorganization, the public offering and Direct Placement, your shares will be worth $ ●  less per share than the price you would pay in the offerings ($ ● less per share if the over-allotment option is exercised in full). In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and also may reduce the value of your equity.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

If our existing stockholders sell substantial amounts of our shares of common stock in the public market following the public offering, the market price of our shares of common stock could decrease significantly. The perception in the public market that our existing stockholders might sell our shares of common stock could also depress our market price. We will also grant options to directors and employees to purchase shares (subject to vesting requirements) on the date of this prospectus. Upon completion of the public offering and the Direct Placement, we will have    ●    shares of our common stock outstanding, assuming an offering price of $ ●  per share, the midpoint of the estimated range on the cover of this prospectus.

Our directors, executive officers and existing stockholders and each of the purchasers in the Direct Placement will be subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 180 days from the date of this prospectus, subject to a few exceptions. However, William Blair & Company, L.L.C. may waive these restrictions and allow these stockholders to sell their shares at any time. After all of these agreements expire, an aggregate of    ●    shares (including options exercisable within 60 days of the date hereof) subject to such lock-ups will be eligible for sale. The market price of our shares of common stock may drop significantly when the restrictions on resale lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our Board of Directors.

We currently intend to retain any profits to provide capacity for general corporate uses and growth of new and existing branches. Our Board of Directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition and other factors deemed relevant by our Board of Directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates. In addition, the terms of our existing or future borrowing arrangements may limit our ability to declare and pay dividends.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.

Prior to the completion of the public offering, our company will be incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our Board of Directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our Board of Directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our Board of Directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our Board of Directors is permitted to and may adopt additional anti-takeover measures in the future.

Our bylaws provide for the division of our Board of Directors into three classes with staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

FORWARD-LOOKING STATEMENTS

The matters discussed in this prospectus that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date of this prospectus. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in the public offering will be approximately $ ●  million, or $ ●  million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $ ●  per share (the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ ●  per share would increase (decrease) the net proceeds to us from the public offering by approximately $ ● , assuming the number of shares offered by us in the public offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We are offering a fixed dollar amount of shares in the Direct Placement and estimate that our net proceeds from the sale of our common stock in the Direct Placement will be approximately $ ●  million, after deducting estimated offering expenses payable by us and placement fees. We intend to use $ ●  million of the net proceeds from the public offering and the Direct Placement for the redemption of our preferred stock and $ ●  million to repay indebtedness under our secured bank credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Under the terms of the preferred stock, we are required to redeem the preferred stock for an aggregate redemption price of $ ●  million in cash. The redemption price reflects the $14.1 million principal amount and the accrued return with respect to the preferred units as of the date of the Reorganization, which accrued return will be $ ●  million as of ● , 2007. The following table sets forth the amount of proceeds that executive officers, directors and holders of more than 5% of our common stock, and related entities, will receive from the redemption of the preferred stock.

Estimated Amount To Be
Name(1)	Amount of Proceeds	Reinvested in Direct Placement(1)
Heritage	$
Donald Brinckman
Bruce Bruckmann(2)
Joseph Chalhoub
Fred Fehsenfeld, Jr.
Greg Ray
Ken Price

Total	$

1.	Based on indications of interest received for the Direct Placement and a pro rata allocation of amounts to be sold in the Direct Placement among potential investors. Actual amounts will be determined after the pricing of the public offering. Amounts included in the table may be purchased by affiliates, employees or other related entities of the person or entity listed in the table.

2.	Reflects the amount of proceeds to be reviewed by BRS-HCC Investment Co., Inc., which prior to the redemption holds ● shares of preferred stock. Mr. Bruckmann controls, with others, various entities that control BRS-HCC Investment Co., Inc. See “Principal Stockholders” for more information.

DIVIDEND POLICY

Our Board of Directors sets our dividend policy. Our Board of Directors does not intend to declare cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, including the restrictions contained in the agreements governing our then outstanding indebtedness and any other factors our Board of Directors deems relevant. Our bank credit facility currently restricts the payment of dividends by us.

CAPITALIZATION

The following table sets forth our capitalization as of June 16, 2007:

•	on an actual basis;

•	on a pro forma basis, giving effect to the Reorganization; and

•	on a pro forma basis as adjusted, giving effect to the public offering and the Direct Placement and the use of net proceeds from the public offering and the Direct Placement, all as described in “Use of Proceeds.”

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of June 16, 2007
				Pro Forma,
	Actual	Pro Forma		As Adjusted(1)
		(Dollars in thousands)
Debt:
Bank debt	$13,455	$13,455
Stockholder borrowings	3,250	3,250

Total debt	16,705	16,705

Members’/stockholders’ equity:
Preferred Stock, $0.01 par value per share: ● shares authorized; ● shares issued and outstanding, pro forma; none issued and outstanding, pro forma as adjusted	—			—
Common Stock, $0.01 par value per share: ● shares authorized; ● shares issued and outstanding, pro forma; and ● shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital:
Retained earnings
Redeemable capital units	2,261	—
Total members’ capital/stockholders’ equity	11,310	11,123	(2)		(2)

Total capitalization	$30,276	$27,828		$

(1)	A $1.00 increase (decrease) in the assumed offering price per share for the shares sold in the public offering would increase (decrease) each of cash, members’/stockholders’ equity, and total capitalization by $ ● million assuming the number of shares offered by us in the public offering, as set forth on the cover of this prospectus, remains the same after deducting the underwriting discount and estimated expenses payable by us and decrease (increase) the number of shares of common stock issued in the Direct Placement by ● shares. If the over-allotment option is exercised in full:

•	an additional ● shares would be issued and we would receive $ ● million in additional net proceeds;

•	total members’/stockholders’ equity would increase to $ ● ;

•	bank debt would decrease to $ ● million; and

•	our total capitalization would be increased to $ ● .

(2)	Reflects a deferred tax asset and a deferred tax liability which we will record in connection with the Reorganization to reflect cumulative deferred taxes. As of June 16, 2007, the deferred tax asset would have been $1.0 million and the deferred tax liability would have been $3.4 million, resulting in a one-time adjustment in members’/stockholders’ equity of $2.4 million.

DILUTION

Our net tangible book value per share as of June 16, 2007 is presented on a pro forma basis, assuming the completion of the Reorganization. As of June 16, 2007, our pro forma net tangible book value was $11.1 million, or $ ●  per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. After giving effect to the issuance of    ●    shares of our common stock at the initial public offering price of $ ●  per share (the midpoint of the price range set forth on the cover page of this prospectus), the issuance of    ●    shares of common stock in the Direct Placement and the application of the estimated net proceeds therefrom as described in “Use of Proceeds,” after deducting the underwriting discount, placement fees and our estimated offering expenses and assuming that the underwriters’ over-allotment option is not exercised, our pro forma net tangible book value as of June 16, 2007 would have been $ ●  million, or $ ●  per share of common stock. This amount represents an immediate increase of $ ●  per share to the existing stockholders and an immediate dilution of $ ●  per share issued to the new investors purchasing shares in the public offering at the assumed public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$

Pro forma net tangible book value per share as of June 16, 2007	$
Increase per share attributable to the public offering and the Direct Placement, including the application of the estimated net proceeds	$

Pro forma net tangible book value per share after the public offering and the Direct Placement		$

Dilution per share to public investors after the public offering and the Direct Placement		$

The following table sets forth, as of June 16, 2007, the number of shares of our common stock issued (assuming the completion of the Reorganization and the redemption of the preferred stock), based upon an assumed initial public offering price of $ ●  per share (the midpoint of the price range set forth on the cover page of this prospectus), the total consideration paid and the average price per share paid by (i) all of our existing stockholders and other Direct Placement participants, and (ii) our new investors, after giving effect to the issuance of    ●    shares of common stock in the public offering at an assumed initial public offering price of $ ●  per share and the issuance of    ●    shares of common stock in the Direct Placement (before deducting the underwriting discount, placement fees and our estimated offering expenses).

Average
	Shares Purchased			Total Consideration			Price Per
	Number	Percent		Amount	Percent		Share

Existing stockholders prior to Direct Placement			%	$		%	$
Direct Placement participants(1)			%			%
New investors			%			%

Total				$	100%		$

(1)	Based on indications of interest received for Direct Placement.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ ●  per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $ ●  million and decrease (increase) the number of shares issued in the Direct Placement by    ●    shares of common stock, assuming the number of shares offered by us in the public offering, as set forth on the cover page of this prospectus, remains the same, and before deducting the underwriting discount, placement fees and estimated offering expenses payable by us.

Because the number of shares of common stock to be issued in the Direct Placement is calculated based upon the assumed initial offering price, an increase (decrease) in the assumed initial offering price for shares sold in the Direct Placement would decrease (increase) the number of shares of common stock held by existing stockholders and other Direct Placement participants as a percentage of total number of shares of common stock outstanding after the public offering and the Direct Placement.

A 10% increase in the number of shares of common stock sold in the public offering would decrease the number of shares of common stock held by the existing stockholders and other Direct Placement participants as a percentage of the total number of shares of common stock outstanding after the offerings by ● %; the number of shares of common stock held by the purchasers would increase by    ●    shares, or ● % of the total shares outstanding after the offerings.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by the existing stockholders and other Direct Placement participants will decrease to approximately ● % of the total number of shares of common stock outstanding after the public offering and the Direct Placement, and

•	the number of shares of common stock held by purchasers of common stock in the public offering will increase to ● shares, or approximately ● % of the total number of shares of common stock outstanding after the public offering and the Direct Placement.

SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the statement of operations data for each of the years ended January 1, 2005, December 31, 2005 and December 30, 2006 and the first half ended June 17, 2006 (unaudited) and June 16, 2007, and the balance sheet data at December 31, 2005, December 30, 2006 and June 16, 2007 from our audited financial statements, which are included in this prospectus. We have derived the statement of operations data for each of the years ended December 28, 2002 and December 27, 2003, and the balance sheet data at December 28, 2002, December 27, 2003 and January 1, 2005 from our audited financial statements, which are not included in this prospectus. We refer to the first twenty-four weeks of each fiscal year as the “first half”. Accordingly, the first halves of fiscal years 2006 and 2007 ended June 17, 2006 and June 16, 2007, respectively.

											First
											Half Ended
	Fiscal Year										June 17,	June 16,
	2002		2003		2004		2005		2006		2006	2007
	(Dollars in thousands, except per share data)										(unaudited)
STATEMENT OF OPERATIONS DATA:
Sales		$30,595		$38,701		$48,397		$59,221		$73,717	$32,308		$39,574
Cost of sales		6,867		9,224		11,710		14,061		18,823	7,659		9,881

Gross profit		23,728		29,477		36,687		45,160		54,894	24,649		29,693
Operating costs		17,221		21,581		25,961		31,677		36,837	16,639		19,169
Selling, general, and administrative expenses		8,466		8,995		9,344		10,481		12,355	5,773		6,619
Gain on contract termination		—		—		—		—		—	—		(818	)(1)

Operating income (loss)		(1,959)		(1,099)		1,382		3,002		5,702	2,237		4,723
Interest expense		639		806		658		967		1,415	580		642

Net income (loss)(2)		(2,598)		(1,905)		724		2,035		4,287	1,657		4,081
Preferred return		849		1,345		1,663		1,696		1,691	776		781

Net income (loss) available to common stockholders		$(3,447)		$(3,250)		$(939)		$339		$2,596	$881		$3,300

PRO FORMA DATA (UNAUDITED):
Historical income (loss) before taxes		$(2,598)		$(1,905)		$724		$2,035		$4,287	$1,657		$4,081
Pro forma provision for income taxes(2)		(1,203)		(882)		335		913		1,791	679		1,673

Pro forma net income (loss)		(1,395)		(1,023)		389		1,122		2,496	978		2,408
Preferred return		849		1,345		1,663		1,696		1,691	776		781

Pro forma net income (loss) available to common stockholders		$(2,244)		$(2,368)		$(1,274)		$(574)		$805	$202		$1,627

Pro forma net income (loss) per common share:
Basic	$	●	$	●	$	●	$	●	$	●	$ ●	$	●
Diluted	$	●	$	●	$	●	$	●	$	●	$ ●	$	●
Weighted average shares outstanding:
Basic		●		●		●		●		●	●		●
Diluted		●		●		●		●		●	●		●

OTHER OPERATING DATA:
EBITDA(3)		$(1,115)		$(20)		$2,690		$4,696		$8,055	$3,268		$5,967
Average daily sales		$121		$153		$188		$233		$291	$274		$335
Number of branches open at fiscal year/end of period		33		34		39		41		47	41		48

	At Fiscal Year End					June 16, 2007
	2002	2003	2004	2005	2006	Actual	Pro Forma(4)
	(Dollars in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$75	$9	$402	$758	$271	$424	$424
Total assets	16,639	18,135	22,269	28,509	36,387	40,162	41,173
Total debt	14,149	13,055	11,560	14,100	18,130	16,705	16,705
Redeemable capital units	797	2,260	2,261	2,261	2,261	2,261	—
Total members’ capital/stockholders’ equity	(2,509)	(952)	4,794	6,630	8,776	11,310	11,123	(5)

(1)	During the first half of fiscal 2007, we received $3.0 million from the termination of a contract with a customer for our used solvent who had failed to meet their volume purchase obligations. We recorded costs of $2.2 million to reduce solvent inventories to net realizable value in connection with this settlement, resulting in a one-time gain of $0.8 million during the half.

(2)	At the time of the public offering we will change our parent company legal structure from a limited liability company to a corporation. See “Prospectus Summary — Reorganization.” As a limited liability company; we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes. For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expense in such years.

(3)	EBITDA represents net income before income tax expense, interest income, interest expense, other income, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors, our lenders and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

• EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA:

						First Half
						Ended
	Fiscal Year					June 17,	June 16,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands)

Net income(a)	$(2,598)	$(1,905)	$724	$2,035	$4,287	$1,657	$4,081
Interest expense	639	806	658	967	1,415	580	642
Depreciation and amortization	844	1,079	1,308	1,694	2,353	1,031	1,244

EBITDA	$(1,115)	$(20)	$2,690	$4,696	$8,055	$3,268	$5,967

(a)	At the time of the public offering we will change our parent company legal structure from a limited liability company to a corporation. As a limited liability company, we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes.

(4)	The balance sheet data as of June 16, 2007 reflects a deferred tax asset and a deferred tax liability which we will record in connection with the Reorganization to reflect cumulative deferred taxes. As of June 16, 2007, the deferred tax asset would have been $1.0 million and the deferred tax liability would have been $3.4 million, resulting in a one-time adjustment in stockholders’ equity of $2.4 million.

(5)	Total stockholders’ equity is presented on a pro forma basis to reflect the Reorganization, which consists of the exchange of common, preferred and redeemable capital units of Heritage-Crystal Clean, LLC for shares of common and preferred stock of our company (which will be redeemed upon the completion of the public offering).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus. Certain tabular information may not foot due to rounding.

Overview

We are a leading provider of industrial and hazardous waste services to small and mid-sized customers who are engaged in vehicle maintenance or manufacturing activities. We offer a broad range of services desired by these customers including parts cleaning solvent management, and the removal and management of a variety of regulated wastes. We operate from a network of 48 branch facilities providing service to customers in 38 states.

Our sales are generated primarily from providing parts cleaning and waste removal services for our clients, which accounted for approximately 97.9% of our sales for fiscal 2006. We also generate a minimal amount of sales from the sale of used oil, which accounted for the remaining 2.1% of our fiscal 2006 sales. The sale of used solvent generated by customers participating in our product reuse program for parts cleaning is not accounted for as sales, but rather as a reduction in our net cost of solvent under cost of sales. We define and measure same-branch sales growth for a given period as the subset of all our branches that have been open and operating throughout and between the periods being compared, and we refer to these as established branches. We calculate average daily sales by dividing our sales by the number of non-holiday weekdays in the applicable fiscal year or quarter.

We have established prices for our services, based on the relevant business variables for each service. With respect to our parts cleaning services, our pricing reflects the type of parts cleaning machine we provide (if any), the frequency of service visits, and the quantity and grade of solvent or other cleaning chemistry required. For our other services, our pricing typically reflects the nature and quality of the waste materials removed. Our customer agreements typically provide for annual renewal and price increases.

Our cost of sales includes the costs of the materials we use in our services, such as solvent and other chemicals, depreciation on the parts cleaning machines we own and provide to customers, transportation of solvents and waste, and our payments to other parties to recycle or dispose of the waste materials that we collect. The used solvent that we retrieve from customers in our product reuse program is accounted for as a reduction in our net cost of solvent under cost of sales, whether placed in inventory or sold to a purchaser for reuse. Because we record recycling expenses as operating costs, we anticipate that our cost of sales as a percentage of sales will decrease once our solvent recycling system becomes operational and we are able to resell our recycled solvent to our customers. Increased costs of crude oil, a component of solvent, also can increase cost of sales, although we attempt to offset such increases with increased prices for our services.

Our operating costs include the costs of operating our branch system and hubs, including personnel costs (including commissions), and facility rent, and truck leases, fuel and maintenance. Our operating costs as a percentage of sales generally increase in relation to the number of new branch openings. As new branches achieve route density and scale efficiencies, our operating costs as a percentage of sales generally decrease. The costs of recycling used solvent in our non-hazardous program for parts cleaning will also be included in operating costs. As we expand our non-hazardous program for parts cleaning, we anticipate that operating costs as a percentage of sales will increase.

Our selling, general, and administrative expenses include the costs of performing centralized business functions, including sales management at or above the regional level, billing, receivables management, accounting and finance, information technology, environmental health and safety and legal. We anticipate that our selling, general, and administrative expenses will increase as a result of the ongoing costs of being a public company.

Our History

The history of our business activity dates back to the late 1980s, when Heritage Environmental Services established a division to concentrate on the service needs of smaller customers. This division, known as Crystal Clean, began providing parts cleaning and used oil collection services to customers in Indianapolis, Indiana, and gradually expanded to several other cities in the Midwest. During the 1990s, the Crystal Clean division expanded into markets in Texas and Louisiana as the result of a business venture with a major branded motor oil company. By the late 1990s, the Crystal Clean division was offering services to small to mid-sized customers in roughly a dozen metropolitan areas. In 1999, the parent of Heritage Environmental Services and Joseph Chalhoub, our current Chief Executive Officer, agreed to form a new company, Heritage-Crystal Clean, LLC, and to contribute the business assets of the Crystal Clean division to this new company. Mr. Chalhoub recruited a team of seasoned industry professionals to join our company and implement plans for growth. In our first seven full years of operation, sales increased every year. In fiscal 2006, we generated sales of $73.7 million, reflecting a compound annual growth rate from 1999 in excess of 30%.

Reorganization

In connection with the public offering, the common and preferred units (including redeemable capital units) of Heritage-Crystal Clean, LLC will be exchanged for    ●    shares of common stock and    ●    shares of preferred stock, respectively, of Heritage-Crystal Clean, Inc., a newly-formed Delaware corporation. Accordingly, the members of Heritage-Crystal Clean, LLC will become the common and preferred stockholders of Heritage-Crystal Clean, Inc. and Heritage-Crystal Clean, Inc. will be the parent company of Heritage-Crystal Clean, LLC. Upon completion of the public offering and the Direct Placement, the preferred stock will be redeemed for approximately $ ●  million in cash. The redemption price reflects the $14.1 million principal amount and the accrued return with respect to the preferred units as of the date of the Reorganization, which accrued return will be $ ●  million as of ● , 2007.

In connection with the Reorganization, we will record a deferred tax asset of approximately $1.0 million and a deferred tax liability of $3.4 million to reflect cumulative deferred taxes. This will result in a one-time adjustment in stockholders’ equity and a corresponding one-time charge to earnings in the quarter in which we complete the Reorganization of approximately $2.4 million.

Changes in Connection with Becoming a Public Company

As a public company following consummation of the public offering, we expect that we will incur significant additional operating expenses such as increased audit fees, Sarbanes-Oxley compliance preparation fees, professional fees, directors’ and officers’ insurance costs, compensation for our board of directors, and expenses related to hiring additional personnel and expanding our administrative functions. Many of these expenses were not incurred or were incurred at a lower level by us as a private company and are not included in our prior results of operations. We began to incur certain of these expenses during fiscal 2007, and we expect that these expenses will continue to increase. In the quarter in which we complete the public offering, we expect to take a charge of $    ●     million due to the acceleration of vesting of units granted under our Key Employee Membership Interest Trust.

Critical Accounting Policies

Critical accounting policies are those that both are important to the accurate portrayal of a company’s financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies as those that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations. Actual results in these areas could differ materially from management’s estimates under different assumptions and conditions.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Consistent with industry practices, we require payment from most customers within 30 days of invoice date. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on analysis of customer creditworthiness, historical losses and general economic trends and conditions. We perform periodic credit evaluations of our customers and typically do not require collateral. We have an estimation procedure, based on historical data and recent changes in the aging of these receivables, that we use to record reserves throughout the year. In the last five years, our provisions for doubtful accounts have averaged less than 0.7% of sales. We do not have any off-balance sheet credit exposure related to our customers.

Inventory

Inventory consists primarily of new and used solvents, new and refurbished parts cleaning machines, accessories, repair parts and used oil. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. We continually monitor our inventory levels at each of our distribution locations and evaluate inventories for excess or slow-moving items. If circumstances indicate the cost of inventories exceed their recoverable value, inventories are reduced to net realizable value.

Share Based Compensation

Prior to fiscal 2006, we applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, including Emerging Issues Task Force Issue No. 87-23 Book Value Stock Purchase Plans (EITF 87-23), in accounting for member units sold to employees. Under EITF 87-23, no compensation cost is recognized if the employee makes a substantive investment that is at risk for a reasonable period of time. Accordingly, no compensation cost was recognized in the accompanying statements of operations prior to fiscal 2006 on member units sold to employees, since all employees were required to purchase their units at fair value, which exceeded the stated repurchase price on the sale date.

Effective January 1, 2006, we adopted FASB Statement No. 123(R), Share-Based Payment (Statement 123(R)). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the prospective method of application, which requires us to recognize compensation cost on a prospective basis. For share-based awards granted after January 1, 2006, we recognize compensation expense based on estimated grant date fair value.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 157 will have on our operating income or net earnings.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS 159). This standard amends SFAS 115, Accounting for Certain Investment in Debt and Equity Securities, with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption to have a material impact on our consolidated financial statements.

Results of Operations

General

The following table sets forth certain operating data as a percentage of sales for the periods indicated:

				First Half Ended
	Fiscal Year			June 17,	June 16,
	2004	2005	2006	2006	2007

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	24.2%	23.7%	25.5%	23.7%	25.0%
Gross profit	75.8%	76.3%	74.5%	76.3%	75.0%
Operating costs	53.6%	53.5%	50.0%	51.5%	48.4%
Selling, general, and administrative expenses	19.3%	17.7%	16.8%	17.9%	16.7%
Gain on contract termination	—	—	—	—	(2.1%)
Operating income	2.9%	5.1%	7.7%	6.9%	12.0%
Interest expense	1.4%	1.6%	1.9%	1.8%	1.6%
Net income(1)	1.5%	3.4%	5.8%	5.1%	10.3%
Pro forma net income(1)	0.8%	1.9%	3.4%	3.0%	6.1%

(1)	At the time of the public offering, we will change our parent company legal structure from a limited liability company to a corporation. As a limited liability company, we were not subject to Federal or state corporate income taxes and as such have not incurred any historical taxes. For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expense in such years.

First Half of Fiscal 2007 Compared to First Half of Fiscal 2006

Sales.  Sales increased $7.3 million, or 22.5%, to $39.6 million during the first half of fiscal 2007 from $32.3 million during the first half of fiscal 2006. At the end of the first half of fiscal 2007, we were operating

48 branch locations, compared with 41 at the end of the first half of fiscal 2006. The 41 established branches contributed same-branch sales growth of $5.0 million, or 15.4%, during the first half of fiscal 2007 compared to the first half of fiscal 2006. The balance of our sales growth was associated with the 7 new branches we opened since the start of the first half of fiscal 2006.

Cost of Sales.  Cost of sales increased $2.2 million, or 29.0%, to $9.9 million during the first half of fiscal 2007 from $7.7 million during the comparable half of fiscal 2006. As a percentage of sales, cost of sales increased from 23.7% to 25.0% primarily due to increased energy costs, which led to higher net solvent costs and increased transportation costs of purchased goods and waste disposal shipments. This increase is also due to the shift in volume towards our non-hazardous parts cleaning program, which has caused us to experience higher solvent costs which we expect to continue until we begin operating our solvent recycling system.

Operating Costs.  Operating costs increased $2.5 million, or 15.2%, to $19.1 million during the first half of fiscal 2007 from $16.6 million during the comparable half in fiscal 2006 primarily due to the addition of sales and service resources to support the expansion of our branch network. As a percentage of sales, operating costs decreased from 51.5% to 48.4%. The principal reason for this percentage reduction was the improved efficiency in our branch network, as we continued to gain route density and scale in established markets.

Selling, General, and Administrative Expenses.  Selling, general, and administrative expenses increased $0.8 million, or 14.6%, to $6.6 million during the first half of fiscal 2007 from $5.8 million during the comparable half in fiscal 2006 primarily due to the addition of staff to support the continuing expansion of our business. As a percentage of sales, selling, general, and administrative expenses decreased from 17.9% to 16.7% primarily due to the leveraging of fixed overhead costs across a larger base of sales. We anticipate that our selling, general, and administrative expenses will further increase as we incur additional costs related to being a public company, including our efforts to comply with the provisions of Sarbanes-Oxley Section 404.

Gain on contract Termination.  During the first half of fiscal 2007, we received $3.0 million from the termination of a contract with a customer for our used solvent who had failed to meet their volume purchase obligations. We recorded costs of $2.2 million to reduce solvent inventories to net realizable value in connection with this settlement, resulting in a one-time gain of $0.8 million during the half.

Interest Expense.  Interest expense increased $0.1 million to $0.6 million during the first half of fiscal 2007. This increase was primarily due to increased debt levels and increases in the short-term interest rates used as indices by our credit agreements. We anticipate that we will experience a further increase in our total borrowing and related interest expense in connection with our investment in our solvent recycling system and our increased inventory of used solvent generated by customers participating in our product reuse program for parts cleaning. We intend to use a portion of the net proceeds of the offerings to reduce our indebtedness. See “Use of Proceeds.”

Fiscal Year 2006 Compared to Fiscal Year 2005

Sales.  Sales increased $14.5 million, or 24.5%, to $73.7 million during fiscal 2006 from $59.2 million during fiscal 2005. At the end of fiscal 2006, we were operating 47 branch locations, compared with 41 at the end of the prior fiscal year. Of these locations, 39 were established branches operating throughout all of fiscal 2005 and fiscal 2006, and these contributed same-branch sales growth of $13.5 million, or 22.8%, during fiscal 2006 compared to the sales from these branches during fiscal 2005. The balance of our sales growth was associated with our eight newest branches, six of which were opened during fiscal 2006.

Cost of Sales.  Cost of sales increased $4.7 million, or 33.8%, to $18.8 million during fiscal 2006 from $14.0 million during fiscal 2005. As a percentage of sales, cost of sales increased from 23.7% to 25.5% primarily due to increased energy costs, which led to higher net solvent costs and increased transportation costs of purchased goods and waste disposal shipments.

Operating Costs.  Operating costs increased $5.1 million, or 16.3%, to $36.8 million during fiscal 2006 from $31.7 million during fiscal 2005. The principal reason for the increase was the addition of sales and service resources to support the continuing expansion of our branch network. As a percentage of sales, operating costs decreased from 53.5% to 50.0%. The principal reason for this percentage reduction was the improved efficiency of our branch network, as we continued to gain route density and scale in established markets.

Selling, General, and Administrative Expenses.  Selling, general, and administrative expenses increased $1.9 million, or 17.9%, to $12.4 million during fiscal 2006 from $10.5 million during fiscal 2005. The principal reason for the increase was the addition of staff to support the continuing expansion of our business. As a percentage of sales, selling, general, and administrative expenses decreased from 17.7% to 16.8%. The principal reason for this percentage reduction was the leveraging of the fixed cost component of our selling, general, and administrative expenses across a larger base of sales.

Interest Expense.  Interest expense increased $0.4 million to $1.4 million during fiscal 2006 from $1.0 million during fiscal 2005. This increase was primarily due to increased debt levels and increases in the short-term interest rates for our borrowings under our bank credit agreement.

Fiscal Year 2005 Compared to Fiscal Year 2004

Sales.  Sales increased $10.8 million, or 22.4%, to $59.2 million during fiscal 2005 from $48.4 million during fiscal 2004. At the end of fiscal 2005, we were operating 41 branch locations, compared with 39 at the end of the prior fiscal year. Of these locations, 34 were established branches operating throughout all of fiscal 2004 and fiscal 2005, and these contributed same-branch sales growth of $8.9 million, or 18.3%, during fiscal 2005 compared to the sales from these same branches during fiscal 2004. The balance of our sales growth was associated with our seven newest branches.

The increase in sales in fiscal 2005 compared to fiscal 2004 was accomplished despite the extra week during fiscal 2004, which contributed to higher sales during that year.

Cost of Sales.  Cost of sales increased $2.3 million, or 20.0%, to $14.0 million during fiscal 2005 from $11.7 million during fiscal 2004. As a percentage of sales, cost of sales decreased from 24.2% to 23.7%, in part due to lower costs for waste disposal.

Operating Costs.  Operating costs increased $5.7 million, or 22.0%, to $31.7 million during fiscal 2005 from $26.0 million during fiscal 2004. The principal reason for the increase was the addition of sales and service resources to support the continuing expansion of our branch network. As a percentage of sales, operating costs were fairly consistent over the two years, declining slightly from 53.6% to 53.5%.

Selling, General, and Administrative Expenses.  Selling, general, and administrative expenses increased $1.1 million, or 12.2%, to $10.5 million during fiscal 2005 from $9.3 million during fiscal 2004. The principal reason for the increase was the addition of staff to support the continuing expansion of our business. As a percentage of sales, selling, general, and administrative expenses decreased from 19.3% to 17.7%. The principal reason for this percentage reduction was the leveraging of the fixed cost component of our selling, general, and administrative expenses across a larger base of sales.

Interest Expense.  Interest expense increased to $1.0 million during fiscal 2005 from $0.7 million during fiscal 2004. This increase was primarily due to increased debt levels and increases in the short-term interest rates used as indices by our credit agreements.

Quarterly Results

The following table sets forth our unaudited quarterly consolidated statement of operations data for the fiscal years 2005 and 2006 and for the first half ended June 16, 2007. Our fiscal year ends the Saturday closest to December 31. Fiscal years 2005 and 2006 consisted of 52 weeks. Our convention with respect to reporting periodic financial data is such that each of our first three fiscal quarters consist of twelve weeks while our last fiscal quarter consists of sixteen or seventeen weeks. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management’s opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. Historically, our sales and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including those identified in this prospectus under the caption “Risk Factors.” Our operating results for any historical quarter are not necessarily indicative of results for any future period.

	Fiscal 2005				Fiscal 2006				Fiscal 2007
	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second
	Quarter	Quarter	Quarter	Quarter(1)	Quarter	Quarter	Quarter	Quarter(1)	Quarter	Quarter
	(Dollars in thousands)

STATEMENT OF OPERATIONS DATA:
Sales	$12,678	$13,332	$13,848	$19,363	$15,844	$16,465	$17,144	$24,265	$19,188	$20,386
Cost of sales	3,009	3,196	3,531	4,326	3,884	3,775	4,244	6,920	5,004	4,877

Gross profit	9,669	10,136	10,317	15,037	11,960	12,690	12,900	17,345	14,184	15,509
Operating costs	7,190	7,180	7,130	10,178	8,185	8,454	8,681	11,517	9,281	9,888
Selling, general, and administrative expenses	2,264	2,415	2,416	3,385	2,822	2,952	2,764	3,817	3,101	3,518
Gain on contract termination	—	—	—	—	—	—	—	—	(818)	—

Operating income	215	541	771	1,474	953	1,284	1,455	2,011	2,620	2,103
Interest expense	194	215	227	331	275	305	347	488	340	302

Net income(2)	$21	$326	$544	$1,143	$678	$979	$1,108	$1,523	$2,280	$1,801

Pro forma net income(2)	$12	$180	$300	$630	$381	$584	$645	$886	$1,348	$1,062
OTHER OPERATING DATA:
Average daily sales	$215	$226	$239	$251	$269	$279	$296	$315	$325	$346
Number of branches at end of fiscal quarter	40	41	41	41	41	41	41	47	48	48

(1)	Reflects a sixteen week quarter.

(2)	At the time of the public offering, we will change our parent company legal structure from a limited liability company to a corporation. See “Prospectus Summary — Reorganization.” As a limited liability company, we are not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes. For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we have been a corporation since the time of our formation.

Liquidity and Capital Resources

We had $0.3 million of cash and cash equivalents at the end of fiscal 2006 and $0.4 million at the end of the first half of fiscal 2007. We have historically financed our operations primarily through the private placement of preferred equity securities, borrowings from banks and investors and through funds from operations. The cumulative amount of preferred equity financing from inception to date is $17.0 million (excluding preferred return, whether paid or deferred), which primarily has been used to fund startup operating losses and expansion initiatives, capital expenditures, acquisitions and working capital requirements. In fiscal 2004, we received $5.0 million from the sale of preferred stock. During the first half of fiscal 2007, we received $3.0 million from the termination of a contract with a customer for used solvent who had failed to meet their volume purchase obligations.

We have a secured bank credit facility providing for borrowings of up to $25.0 million, subject to various covenants as described below. At the end of fiscal 2006 and the first half of fiscal 2007 (at which times our bank credit facility allowed for maximum borrowings of $20.0 million and $25 million, respectively), $14.9 million and $13.5 million were borrowed under this facility and $5.1 million and $11.5 million were available for borrowing. Borrowings under our bank credit facility bear interest at a rate equal to prime rate plus 0.5%, adjusted daily, and we have the option to lock in a portion of our borrowing for terms of up to six months at the prevailing LIBOR rate plus 3.0%, with principal and interest to be repaid in quarterly installments. The bank credit facility requires us to consult with the bank on certain acquisitions and includes a prohibition on the payment of dividends except those required for tax purposes. Our secured bank credit facility also contains a number of financial covenants that are based on our EBITDA for the trailing fiscal year, including a maximum total leverage ratio of 3.5 through the end of fiscal 2007, and 3.25 thereafter, a maximum senior debt leverage ratio of 3.0 through the end of fiscal 2007, and 2.75 thereafter and a minimum interest coverage ratio of 3.5. In addition, the credit facility requires that we maintain a minimum tangible net worth of an amount equal to $650,000 plus 75% of our aggregate net income after taxes earned since October 4, 2003, taking into account certain additional calculations and limits our capital expenditures to $8 million for fiscal 2007 and $5 million for any fiscal year thereafter. As of June 16, 2007, we were in compliance with all the covenants under our credit agreement. The term of our bank credit facility (which we plan to amend) ends in June 2008.

In December 2006, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $8.3 million from Asphalt Refining Co. (ARCO), an affiliate of Heritage. The note bears an annual interest rate of prime rate plus 2.5% and is due June 2008. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

In December 2004, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $1.75 million from Bruckmann Rosser Sherrill & Co II, L.P., an affiliate of Bruce Bruckmann, a director of our company. The note bears an annual interest rate of prime rate plus 2.5% and is due July 2007. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

At the end of both fiscal 2006 and the first half of fiscal 2007, we had $3.3 million in borrowings from stockholders. All of these borrowings were made under credit agreements that bear interest at prime rate plus 2.5% and mature in June 2008. We expect to repay these loans prior to the completion of the public offering with funds available under our bank credit facility.

Upon the closing of the public offering, our preferred stock will be redeemed for an aggregate redemption price of $ ●  million in cash. The redemption price reflects the $14.1 million principal amount and the accrued return with respect to the preferred units as of the date of the Reorganization, which accrued return will be $ ●  million as of ●  , 2007. We intend to use a portion of the net proceeds from the public offering and the Direct Placement to pay the redemption price.

Certain holders of our preferred units and certain related persons have requested the opportunity to purchase $14.0 million of our common stock in connection with our initial public offering. As a result, we are offering to sell $14.0 million of common stock to certain holders of preferred units and certain related persons at the initial public offering price. The closing of the Direct Placement will occur simultaneously with the completion of the public offering. In connection with the Direct Placement, we have agreed to pay William Blair & Company, L.L.C. and Piper Jaffray & Co. an aggregate fee of $980,000 for acting as placement agents.

At December 30, 2006, our working capital was $11.0 million compared to $10.7 million at December 31, 2005. The reclassification of a $3.3 million unsecured note payable from a long-term to a short-term liability largely offset the increase in our working capital resulting from the growth in our business. At the end of our first half of fiscal 2007, working capital was $9.6 million. This decrease was due to a decrease in the value of our inventory and the annual payment of employee bonuses in the first half of fiscal 2007. We anticipate that our working capital will increase by $3.3 million when we repay our $3.3 million loan with proceeds from long-term debt prior to the completion of the offerings.

Capital expenditures and software costs for fiscal 2005, 2006 and the first half of fiscal 2007 were $4.0 million, $4.9 million and $2.8 million, respectively. Approximately $2.9 million of the capital expenditures made in fiscal 2006 was for purchases of parts cleaning machines, $0.6 million was for the initial phase of construction of our solvent recycling system at our Indianapolis hub, and $1.4 million was for other items including office equipment, leasehold improvements and software. Under our current business plan, we expect to make approximately $4.9 million in capital expenditures during the remainder of fiscal 2007, including $3.1 million to complete our solvent recycling system. In general, as we grow and secure more parts cleaning business, this leads to a requirement for additional capital investment for parts cleaning machines.

Net cash provided by (used in) operations was ($0.2) million, $2.0 million, $2.6 million, $0.4 million and $6.0 million in fiscal 2004, fiscal 2005, fiscal 2006 and the first halves ended June 17, 2006 (unaudited) and June 16, 2007, respectively. The increased net cash provided reflects our increased net income, partially offset by increased cash usage for inventory and accounts receivable related to the growth of our business. The increased net cash in the first half of fiscal 2007 also reflects the termination of a contract and one-time benefit as discussed above.

Net cash used in investing activities was $2.9 million, $4.0 million, $4.9 million, $2.3 million and $2.8 million in fiscal 2004, fiscal 2005, fiscal 2006 and the first halves ended June 17, 2006 (unaudited) and June 16, 2007, respectively. The increase in fiscal 2006 from fiscal 2005 was primarily due to the capital expenditures for the initial phase of our solvent recycling system.

Net cash provided by (used in) financing activities was $3.5 million, $2.3 million, $1.9 million, $1.4 million and ($3.2) million, respectively, in fiscal 2004, fiscal 2005, fiscal 2006 and the first halves ended June 17, 2006 (unaudited) and June 16, 2007. The decrease in fiscal 2006 compared to fiscal 2005 is primarily due to increased distributions to preferred stockholders, partially offset by increased net borrowing. The use of cash for financing in the first half of fiscal 2007 reflects our use of proceeds from the aforementioned contract termination settlement to pay down a portion of our bank credit facility.

We believe that our existing cash, cash equivalents and available borrowings will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We cannot assure you that this will be the case or that our assumptions regarding sales and expenses underlying this belief will be accurate. We may seek additional funding through public or private financings or other arrangements during this period. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

Our material capital commitments consist of debt, operating leases and short-term purchasing commitments. We anticipate that we will experience an increase in our debt obligations, capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel and additional resources devoted to building our network of hubs and branches.

We generally do not enter into binding purchase commitments. The following table summarizes our existing obligations as of June 16, 2007.

Payments Due by Fiscal Year
(Dollars in thousands)

Contractual
Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Long-Term Debt Obligations(1)	$18,169	$755	$17,414	—	—	—	—
Operating Lease Obligations(2)	$24,791	$3,209	$5,868	$5,063	$3,706	$2,692	$4,253
Purchase Obligations(3)	$3,239	$3,239	—	—	—	—	—

(1)	Consists of a $3.3 million note payable, $13.5 million of indebtedness under our bank credit facility, and $1.5 million of projected interest expense. The interest payments on our long-term debt, including the current portion, have been calculated using an estimated interest rate of 8.46% on the outstanding first-lien term loan, which was estimated based on the rate in effect as of June 16, 2007. A 1% change in interest rates on our variable rate debt would result in a change of $0.2 million in our total interest payments, of which $0.1 million would be in fiscal 2008.

(2)	We lease office space, equipment and vehicles under noncancelable operating lease agreements which expire through 2016.

(3)	Our purchase obligations are open purchase orders as of June 16, 2007 and are primarily for solvent and machine purchases as well as disposal expense. Included are the open purchase orders for capital expenditures relating to the construction of the distillation tower.

We offer a guarantee for our services. To date, costs relating to this guarantee have not been material.

Off-Balance Sheet Arrangements

As of the end of the first half of fiscal 2007, we had no off-balance sheet arrangements, other than operating leases reported above under “—Contractual Obligations”.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risks primarily through borrowings under our bank credit facility. Interest on these borrowings is based upon variable interest rates. Our weighted average borrowings under our bank credit facility during fiscal 2006 were $12.8 million and the annual effective interest rate for fiscal 2006 was 8.2%. We currently do not hedge against interest rate risk. Based on the foregoing, a hypothetical 1% increase or decrease in interest rates would have resulted in a $0.1 million change to our interest expense in fiscal 2006.

BUSINESS

Overview

Based on revenues, we believe that we are the second largest provider of parts cleaning services in the U.S. and a leading provider of containerized waste services that focuses on small and mid-sized customers. Our services allow our customers to outsource their handling and disposal of parts cleaning solvents as well as other containerized waste. Many of these substances are subject to extensive and complex regulations, and mismanagement can result in citations, penalties, and substantial direct costs, both to the service provider and also to the generator. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management and, more specifically, the related administrative burdens.

We offer an integrated suite of industrial and hazardous waste services including parts cleaning, containerized waste management, used oil collection and vacuum truck services. In each of our services, we have adopted innovative approaches to minimize the regulatory burdens for our customers and have made “ease of use” of our services and products a priority. Our company has implemented two different programs whereby our customers’ used solvent may be excluded from the EPA’s definition of hazardous waste. In our product reuse program, we sell used solvent as an ingredient for use in the manufacture of asphalt roofing materials. In our non-hazardous program, we provide our customers an alternative parts cleaning solvent not included in the definition of hazardous waste due to its increased flashpoint (the minimum temperature at which vapors from the solvent will ignite when tested under specified laboratory conditions).

Industry Overview

We operate within the U.S. market for industrial and hazardous waste services, which we believe is a $7 billion market. Specifically, we focus on the parts cleaning, containerized waste, used oil services and vacuum services areas of the industrial and hazardous waste services markets. We estimate the markets in which we currently participate represent a $5 billion market opportunity. Based on U.S. Census Bureau 2002 Economic Census Data, there are 800,000 establishments in the U.S. engaged in either manufacturing or vehicle maintenance. These establishments have a need to remove grease and dirt from machine and engine parts with solvent, and include businesses involved in vehicle maintenance operations, such as car dealerships, automotive repair shops and trucking firms, as well as small manufacturers, such as metal product fabricators and printers. These businesses also generate waste materials such as used oil or waste paint that generally cannot be discarded as municipal trash or poured down a standard drain.

Parts cleaning machines and solvent are used by mechanics in industrial plants and automotive technicians in garages to clean dirty machine parts. Through use, the solvent becomes contaminated with oil and sediment and must be replaced, typically every 4 to 12 weeks. This replacement of solvent is subject to environmental regulations prohibiting disposal with municipal trash or by pouring down the drain. Because the management of these wastes is subject to constantly changing regulatory requirements, most businesses need specialized knowledge to prepare required paperwork, maintain records and ensure compliance with environmental laws. While large businesses, who generate substantial volumes of industrial and hazardous wastes, generally find it more efficient to employ a staff of highly trained employees to manage this waste and ensure their compliance with the numerous federal, state and local regulations that surround the proper handling of these materials, small and mid-sized businesses that generate lesser quantities of waste often cannot justify such personnel investments. Small and mid-sized businesses typically prefer to outsource these services to providers that can assist them in their disposal of used solvent as well as other wastes, including used oil, waste paint, used oil filters, discarded fluorescent light tubes and other materials subject to regulations designed to protect the environment from pollution.

We believe that the national market for industrial and hazardous waste services in which we compete continues to grow. We believe demand for our services is driven by stable demand for parts cleaning and containerized waste services, supported by potential growth in other services that result from new environmental regulations or new product developments. Opportunities to take advantage of trends toward outsourcing specialized waste services continue to present themselves as businesses choose to use full-service third party vendors in order to focus their resources on their core business.

The Crystal Clean Solution

Through our network of 48 branches, we provide parts cleaning and industrial waste removal services to 34,000 client sites on a regular schedule. During fiscal 2006, we performed more than 250,000 parts cleaning service calls. Our services allow our customers to outsource their handling and disposal of parts cleaning solvent and other wastes and related administrative responsibilities to us. We believe these services are highly attractive to customers, who value features such as assistance in preparing waste manifests and drum labels, and regularly-scheduled service visits to check inventories and remove accumulated waste. Our focus is to meet the service requirements of small and mid-sized clients, which we define as firms that generally spend less than $50,000 per year on industrial and hazardous waste services. Small and mid-sized clients have needs that are often highly differentiated from the needs of larger accounts and our company is structured to meet these particular needs.

In the parts cleaning industry, used solvent generated by parts cleaning customers is typically classified as a “hazardous waste” (a term defined in the regulations of the EPA), but our company has implemented two different programs whereby our customers’ used solvent may be excluded from the definition of hazardous waste. In our product reuse program, we sell used solvent as an ingredient for use in the manufacture of asphalt roofing materials. In our non-hazardous program, we provide our customers with an alternative solvent not included in the EPA’s definition of hazardous waste due to its increased flashpoint. These two programs not only simplify the management of used solvent generated by our customers, but also reduce the total volume of hazardous waste generated at many of our customers’ locations. This can allow the client to achieve a lower “generator status” with the EPA and thereby reduce their overall regulatory burden. For example, a customer who was previously a Large Quantity Generator under EPA regulations, after switching to either our product reuse program or non-hazardous program for parts cleaning, may become eligible to be reclassified as a Conditionally Exempt Small Quantity Generator, which could significantly reduce the number of required reports and inspections at their facility.

Competitive Strengths

We believe that we are the second largest provider of parts cleaning services in the U.S. and a leading provider of containerized waste services that focuses on small and mid-sized clients. From our current base of 48 branch locations, we implement an organized and disciplined approach to increasing our market share, taking advantage of the following competitive strengths:

Large and Highly Diverse Customer Base.  Our focus on small and mid-sized businesses has enabled us to attract a variety of customers engaged in a range of businesses spread across the spectrum of the manufacturing, vehicle service, and transportation industries. Our customer base consists of over 34,000 served customer locations. In fiscal 2006, our largest single customer (comprising over 150 locations) represented less than 1.2% of our annual sales, and our largest ten customers represented less than 7.0% of our annual sales. This diverse customer base helps insulate us from disruption caused by the possible loss of a single large account.

Innovative Services that Reduce Customers’ Regulatory Burdens.  We have designed our service programs to meet the needs of our target customers. In particular, these customers desire to minimize their regulatory compliance burdens and we have developed innovative methods to help our customers achieve this objective. For example, we have created two parts cleaning service programs which each exempt our customers from certain hazardous waste regulations and filing requirements:

•	Product Reuse Program for Parts Cleaning. Rather than managing used solvent as a waste, we have developed a program that uses the solvent as an ingredient in the manufacture of asphalt roofing materials. Used solvent generated by customers participating in our product reuse program for parts cleaning is sold as a direct substitute for virgin solvent that is otherwise used in the asphalt manufacturing process. Because the used solvent generated by customers participating in our product reuse program for parts cleaning is destined for reuse, it is not deemed a hazardous waste, and therefore it is not subject to hazardous waste regulations. To enhance the marketing of these programs, in the past fifteen years we and our predecessor Heritage Environmental Services have voluntarily obtained concurrence letters from more than 30 state environmental agencies to validate this approach.

•	Non-hazardous Program for Parts Cleaning. In our non-hazardous program for parts cleaning, we provide our customers with an alternative solvent that is not included in the EPA’s definition of hazardous waste due to its increased flashpoint (the minimum temperature at which vapors from the solvent will ignite when tested under specified laboratory conditions), and we educate each participating customer to prevent harmful contaminants from being added to the solvent during use. Because of the reduced solvent flammability, as long as the customer doesn’t add toxic or flammable contaminants during use, neither the clean solvent that we supply nor the resulting used solvent generated by customers participating in our non-hazardous program for parts cleaning is classified as hazardous waste by the EPA and as a result can be managed as non-hazardous waste. After we collect the used solvent from customers participating in our non-hazardous program for parts cleaning, we will recycle it via distillation for re-delivery to our parts cleaning customers, while at the same time minimizing the burdensome hazardous waste regulations faced by our customers. In order to most efficiently operate our non-hazardous program for parts cleaning, we are currently building a solvent recycling system at our Indianapolis hub capable of recycling up to 6 million gallons per year of used solvent generated by customers participating in our non-hazardous program.

Excellent Customer Service.  Since our founding, we have instilled a standardized, sales-oriented approach to our customers across our branch network. Our branch personnel are focused on local sales and service delivery, and a significant portion of their compensation is linked to sales growth and new business development. In order to achieve this sales growth, our personnel understand that they must retain existing business, which is best achieved by providing a very high level of customer service. Our high quality service leads to high customer satisfaction, customer retention, cross-selling opportunities, and referrals to new prospects. During fiscal 2006, 86% of our sales were generated from customers that we also served during fiscal 2005.

Experienced Management Team.  Our management team has substantial experience in the industry and possesses particular expertise in the small to mid-sized customer segment. Our senior managers have on average more than 20 years of industry experience and our middle managers have on average more than 10 years of experience. Many of our managers held key positions with Safety-Kleen between 1986 and 1998 during which time Safety-Kleen grew from $255 million to over $1.0 billion in annual revenue. Our management team also has significant economic incentives to increase stockholder value. After the completion of the public offering and Direct Placement, our management team will own approximately ● % of our common stock and will also receive options to purchase an additional    ●    shares of our common stock, subject to vesting provisions.

Cost-Efficient Branch Rollout Model.  Our branch model allows us to consolidate operational and administrative functions not critical to sales and service at either a regional hub or our headquarters. This model has been the foundation for our new branch rollout during the past seven years, as we have expanded from 14 to 48 branches, and we expect to extend this model to new locations. Furthermore, as we grow within each branch, we improve our route density, which is an important contributor to improving profitability in our business. Based on our efficient operations, we have expanded our operating margins from 2.9% in fiscal 2004 to 7.7% in fiscal 2006.

Growth Strategies

We have increased our sales from approximately $16.0 million in fiscal 2000 to $80.9 million in the 52 weeks ending June 16, 2007, while our operating income increased from a loss in fiscal 2000 to a profit of $8.3 million (or $7.5 million, excluding a one-time gain of $0.8 million) in the 52 weeks ending June 16, 2007. We intend to continue to grow our business through a combination of the following:

Same-Branch Sales Growth.  We seek to generate year-over-year growth in existing markets by obtaining new customers and by cross-selling multiple services to existing customers. Our sales and marketing strategy includes providing significant incentives to our field sales and service personnel to find and secure new business. These incentives include commission compensation for individuals and managers, as well as prize awards and contests at the individual and team level. Our company culture is designed to consistently emphasize the importance of sales and service excellence, and to build and maintain enthusiasm that supports continued sales success. Additionally, we intend to drive profitability by leveraging fixed costs against incremental sales growth at our existing branches. During fiscal 2006, our same-branch sales growth was 24% at our 41 established branches.

Expanded Service Offerings.  All of our branches currently offer parts cleaning and containerized waste management services. Other services that we provide, including used oil collection services and vacuum truck services, are currently offered in less than half of our branch locations. As our business grows and we achieve sufficient market penetration, we expand the number of services offered at our branches. We also have other new business programs in various stages of development and these have the potential to be offered through our branch locations in the future.

Geographic Expansion.  We currently operate from 48 branch locations that offer our core parts cleaning and containerized waste management services to customers in 38 states. We have historically been able to install new branches at a relatively low cost. Within our geographic focus area (the eastern and central portion of the U.S.), we believe that there are opportunities to open more branches and provide convenient local service to additional markets, particularly in the Northeastern and Southeastern regions of the U.S. where our penetration is lowest. We have already identified more than 25 areas that meet our criteria, and we plan to open many of these branches during the next five years. Furthermore, we anticipate expansion of our business to the Western U.S. where we currently have no operations. In the future, we believe that there will be significant opportunities to offer our services in international markets as well.

Selectively Pursue Acquisition Opportunities.  Our management team has significant experience in identifying and integrating acquisition targets. During the past seven years, we have successfully acquired the assets of three small competitors. Given the numerous small competitors in our business, there are generally multiple acquisition opportunities available to us at any given time. Our growth plan is not dependent on acquisitions, but we will continue to pursue complementary acquisitions that leverage our established infrastructure.

Services

All of our services are designed to cater to small to mid-sized clients whom we define as those customers who spend less than $50,000 per year on industrial and hazardous waste services. We have adopted innovative approaches to minimize the regulatory burdens associated with hazardous waste disposal for our customers and have made “ease of use” of our services and products a priority.

Across our full range of services, we focus on reducing our customers’ burdens associated with their generation of hard-to-handle wastes. Many of these wastes are subject to extensive and complex regulations, and mismanagement can result in citations, penalties, and substantial direct costs, both to the service provider and also to the generator. Many customers are familiar with “Superfund liability” and the possibility that they will be required to pay for future cleanups if their waste is mismanaged in a way that leads to environmental damage. Our services allow customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management.

We offer an integrated suite of industrial and hazardous waste services including parts cleaning, containerized waste management, used oil collection and vacuum truck services. A significant majority of our customers use our parts cleaning and/or waste management services. Parts cleaning and containerized waste management represented substantially more than half of our sales in fiscal 2006 and are offered at all our branches. Because our efforts to expand our used oil collection and vacuum truck services have started more recently, these services are currently offered at less then half of our branches and we generate less sales from these services.

In our parts cleaning business, we provide customers with parts cleaning equipment and chemicals to remove oil and grease from engine parts and machine parts requiring cleaning. Most commonly, we provide a parts cleaning machine that contains a petroleum-based solvent in a reservoir. The customer activates a pump that circulates the solvent through a nozzle where it is used to clean parts. The solvent can be reused for a period of time, after which it becomes too dirty and needs replacement. We typically visit our customers every 4 to 12 weeks to remove the used solvent and replace it with clean solvent while at the same time also cleaning and checking the customers’ parts cleaning equipment to ensure that it is functioning properly and assisting our customers with relevant regulatory paperwork. We believe that the majority of parts cleaning services in the U.S. are structured as hazardous waste services, meaning that when the solvent has been used, it is managed as a regulated hazardous waste subject to numerous laws and regulatory filings. We reduce this burden for our customers by offering two alternative parts cleaning programs (our product reuse and non-hazardous programs for parts cleaning) that do not subject the customer to the same hazardous waste regulations. These low-burden approaches help our customers achieve regulatory compliance while minimizing the paperwork and bureaucracy associated with hazardous waste management — ultimately saving them time and money. For example, these programs currently enable many of our customers to reduce their generation of hazardous wastes below the 220 pounds per month maximum threshold for retaining the EPA generator status of Conditionally Exempt Small Quantity Generator, or CESQG. For our customers, maintaining a CESQG status provides significant savings associated with not having to maintain an EPA identification number; prepare, track and file transportation manifests; or produce other reports related to the use, storage and disposal of used solvents. We offer more than a dozen different models of parts cleaning machines from which our customers may choose the machine that best fits their specific parts cleaning needs. While the majority of our customers purchase or are provided machines directly from us, we also offer parts cleaning service for customers who purchase their parts cleaning machines from other sources. We offer a variety of petroleum solvents and water-based (aqueous) chemicals for use in parts cleaning machines. We also have a wide range of service schedules from weekly service visits to triannual service visits.

In our containerized waste business, we collect drums, pails, boxes, and other containers of hazardous and non-hazardous waste materials from our customers. Typical wastes from vehicle maintenance include used antifreeze, used oil filters, waste paint, and used absorbent material. Typical wastes from manufacturing operations include waste paint and solvents, oily water wastes, used absorbents, and discarded fluorescent lighting tubes. We endeavor to find the lowest burden regulatory approach for managing each of these materials for our clients. In some cases, we can develop lower burden alternatives based on recycling materials for component recovery (oil filters) or by following the less onerous universal waste regulations (fluorescent tubes and waste paint). In other cases, the hazardous waste regulations may apply, in which case we assist customers with the complete hazardous waste disposal process, including analysis to characterize their waste, preparation of manifests and drum labels, and selection of the appropriate destination facility. As part of our full-service approach, we visit our customers periodically to check their inventory of used or waste materials, and remove full containers as appropriate. Because there are statutory limits on the amount of time that a customer can store these waste materials, these service visits are valuable to help the customer stay in compliance. To the extent that we can coordinate these service visits together with a regularly scheduled parts cleaning service, we are able to perform both tasks during the same visit, with the same truck and service employee.

In selected branch locations (ten as of June 16, 2007), we provide bulk used oil collection services. Although we manage some used oil through our containerized waste program, most customers who generate used oil (typically from vehicle engine oil changes) produce large quantities that are stored in bulk tanks, and these volumes are handled more efficiently via bulk tank trucks such as those that we utilize. We test the used oil to verify that there are no unwanted contaminants, and then pump the customer’s material into our tank truck for proper management. Generally, the used oil that we collect is resold as an industrial fuel or as feedstock for a used oil recycling process. As with our other services, we offer to visit the customer on a regularly scheduled basis to arrange for the removal of their accumulated oil. This alleviates the customer’s burden of periodically checking to see if they require service.

In selected branch locations (sixteen as of June 16, 2007), we provide vacuum truck services for the removal of mixtures of oil, water and sediment from wastewater pretreatment devices. Many shops and plants have floor drain systems that lead to pits, sumps, or separators that are designed to separate and retain oil and dirt, but allow clear water to flow out to a municipal sewer. Periodically, these drains and collection points accumulate excess oil or sediment that needs to be removed. Because some of the material is very viscous, a specialized vacuum truck is utilized for efficient pumping. Our vacuum truck service includes the removal of the oil, water, and sediment so that the customer’s equipment operates as intended. These services are also scheduled on a regular basis.

Customers

As of June 16, 2007, we had over 34,000 active customer locations. Our business focuses on customers primarily in two industries. Our vehicle maintenance customers are primarily businesses that repair and maintain cars and trucks. Our manufacturing customers are businesses that produce goods for resale.

Within the vehicle maintenance group, customers include: car dealerships, automotive repair shops, car rental firms, quick lube operators, truck fleet operators, and equipment rental businesses. Many of the customers are familiar with and already use a parts cleaning service. In the case of vehicle maintenance customers, contact with the key decision-maker regarding selection of a parts cleaning service provider can be quite informal and a uniformed service representative may succeed in making an impromptu sales presentation without an advance appointment.

Within the manufacturing group, customers include small and mid-sized metalworking firms, printers, machine shops, and electrical shops. Often, these customers have a maintenance department that is responsible for the maintenance and repair of their production equipment and are therefore target customers for parts cleaning and other environmental services. In contrast to automotive customers, the typical manufacturing customer is relatively less familiar with parts cleaning, and the individual responsible for selecting a parts cleaning service provider is more difficult to identify and contact. Often, selling to these customers requires a more persistent sales approach from one of our more senior sales personnel with an advance appointment and a structured sales presentation.

During fiscal 2006, 86% of our sales was generated from customers that we also served during fiscal 2005. In addition, our largest client in fiscal 2006 represented less than 1.2% of sales, which reflects our diverse customer base. We generally do business with customers using our standard contract form, which allows for price increases and automatic renewal for successive one-year terms unless notice of termination is provided in specified time frames. Our standard agreement also requires the customer to properly disclose to us the materials that they generate and includes other terms that are customary to the environmental services industry.

Sales and Marketing

Our mission and culture emphasize sales and service excellence and entrepreneurship. Our field sales employees are each assigned their own territory, with direct individual responsibility for serving customers on their route and growing their business in their territory.

Our sales philosophy starts with the principle of “sales through service.” We require and encourage our 160 sales & service representatives, or SSRs, to grow their business on their route by delivering excellent service to existing customers. This helps our SSRs retain business, sell more services to satisfied customers, and obtain valued referrals to potential new customers. We have designed an incentive compensation system that links pay to new business development and sales retention.

In addition to the efforts of our SSRs, we employ a branch manager at each of our branches, and we also employ 28 branch sales managers, all of whom have dedicated sales territories and responsibilities. These employees are compensated primarily based on their success in achieving sales growth and customer retention. While the SSRs tend to sell more to existing customers and new vehicle maintenance accounts, our branch managers and branch sales managers concentrate more on sales to new manufacturing prospects, where we use appointments and structured sales presentations to describe our capabilities.

Operations

We operate a network of 48 local branches, each comprised of an area to store drums, an inventory of parts cleaners and other supplies, an area to park trucks, and a small office space. Most of our branch locations operate cost effectively in a framework that does not require the extensive permits sometimes demanded of firms that store or treat hazardous waste. This reduces costs and provides flexibility, making it easier for us to start quickly in a new location, or to change locations as we grow, without requiring that extensive capital and time be deployed toward branch ownership and permitting.

Each of our branches serves as the base of operations for our SSRs, who daily drive their route vehicles to serve customers. They return their used solvent and drums of waste back to the branch, where these materials are left in drums and stored for reshipment. After a full load is assembled at a branch (typically every few days), a trailer drops off fresh solvent and parts cleaning machines and picks up used solvent and containerized waste for transport to one of our four operating hubs.

We maintain operating hubs in Indianapolis, Indiana; Shreveport, Louisiana; Philadelphia, Pennsylvania; and Atlanta, Georgia. These operating hubs are warehouse operations with the capability to receive and unload multiple trailers. At each hub, the used solvent is typically pumped out of drums and stored in bulk tanks or railcars, and the drums that held the solvent are cleaned and refilled with fresh solvent to be delivered to our parts cleaning customers. Depending on whether the used solvent came from our product reuse program or our non-hazardous program, the used solvent is then stored for future sale, shipped in bulk for reuse, or stored for future recycling at our solvent recycling system being constructed at our Indianapolis hub. The drums of hazardous and non-hazardous waste are organized based on the destination facility. These drums are staged and loaded back into trailers for reshipment to recyclers, incinerators, landfills, and waste-to-energy facilities.

While we ship most collected materials to third parties, we intend to expand our recycling of a portion of our used parts cleaning solvent with our construction of a non-hazardous solvent recycling system at our Indianapolis hub. We anticipate that this system, due for completion by the end of fiscal 2007, will be capable of recycling used solvent generated by customers participating in our non-hazardous program for parts cleaning. To participate in this program, our customers must provide certification that no hazardous wastes have been added to the parts cleaning solvent. After being recycled to remove oil, water, and other impurities, the resulting solvent will be suitable to be re-used by our customers for parts cleaning. Our non-hazardous solvent recycling system is designed to process up to 6 million gallons per year, which provides significant capacity in excess of our current requirements.

Suppliers and Recycling/Disposal Facilities

We purchase goods such as parts cleaning machines, solvent (petroleum naptha mineral spirits), cleaning chemicals and absorbent from a limited group of suppliers. We also have arrangements with various firms that can recycle, burn, or dispose of the waste materials we collect from customers. These suppliers and disposal facilities are important to our business and we have identified backup suppliers in the event that our current suppliers and disposal facilities cannot satisfy our supply or disposal needs. Heritage Environmental Services, an affiliate of Heritage, operates one of the largest privately-owned hazardous waste treatment businesses in the U.S. and we have used their hazardous waste services in the past and expect to continue some level of use in the future. See “Relationships and Transactions with Related Persons — Relationship with The Heritage Group.”

Competition

The markets for parts cleaning, containerized waste management, used oil collection and vacuum truck services in which we compete are intensely competitive. While numerous small companies provide these services, our largest competitor, Safety-Kleen, has held substantial market share in the parts cleaning industry for the last three decades and has developed significant market share in used oil services and containerized waste management. Safety-Kleen operates throughout the continental U.S. through a network of approximately 150 domestic branches. Safety-Kleen and some of our other competitors have substantially greater financial and other resources and greater name recognition than us. We estimate that in the parts cleaning business,

Safety-Kleen is significantly larger than us, and that we are substantially larger than the next largest competitor. Other competitors tend to be smaller regional firms or parts cleaning companies operating in a single city only. Although many of our small competitors lack the resources to offer clients a full menu of services, they generally offer parts cleaning services ancillary to a primary line of business such as used oil collection, in order to present a more complete menu to customers.

The markets for containerized waste, used oil collection and vacuum truck services are highly fragmented and comprised of a variety of large and small competitors. In addition, companies involved in the waste management industry, including waste hauling, separation, recovery and recycling, may have the expertise, access to customers and financial resources that would encourage them to develop and market services and products competitive with those offered by us. We also face competition from alternative services that provide similar benefits to our customers as those provided by us.

Price, service quality and timeliness, breadth of service offering, reputation, financial strength, and compliance history are the principal competitive factors in the markets in which we compete. While we feel that most market competitors compete primarily on price, we believe that our competitive strength comes from our focus on customer service and our broad menu of services. Although we employ a pricing structure that allows only limited discounts, we are able to deliver a sound value proposition through the reduced regulatory burden achieved through our programs. We could lose a significant number of customers if Safety-Kleen, or other competitors, materially lower their prices, improve service quality, develop other more competitive product and service offerings or offer a reuse or non-hazardous program for parts cleaning more appealing to customers than ours.

Information Technology

We believe that automation and technology can enhance customer convenience, lower labor costs, improve cash management and increase overall profitability. We are constantly evaluating opportunities to develop technologies that can improve our sales and service processes. Our commitment to the application of technology has resulted in the creation of a custom web-based application for scheduling, tracking and management of customer services, billing, and collections. This application utilizes an Oracletm database along with Microsofttm web servers using standard development tools. This system has been used as an integral part of our business operations for more than five years. We believe that our standardized processes and controls enhance our ability to successfully add new branches and expand our operations into new markets. Handheld devices are used by our employees in the field to access customer service information through a mobile web interface. Statistics are gathered and reported on a daily and weekly basis through sales personnel and document processing. This provides timely, automated data measurement and compensation information for sales activities including incentives and contests that rapidly reward performance.

Employees

As of June 16, 2007, we employed 411 full time and 32 part time employees. Of the full time employees, 270 were branch employees directly involved in providing services to customers. Another 53 were located in our hub operations, involved with procurement, transportation, material handling and logistics. The remaining 88 were corporate office staff and field sales management. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We believe that our employee relations are good.

Regulation

Substantially all of our services and products involve the sale, handling, transportation, storage, recycling and/or disposal of industrial and hazardous waste or hazardous materials, including solvents used in parts cleaners, used oil, waste paint, used oil filters and containerized waste. As a result, our services are highly regulated by various governmental agencies at the federal, state, and local levels, including the EPA, the Department of Transportation (DOT), OSHA, the Department of Labor and the Equal Employment Opportunity Commission. The most significant federal environmental laws affecting us are the Resource Conservation and Recovery Act (RCRA), the Comprehensive Environmental Response Compensation and

Liability Act of 1980, as amended, (CERCLA), the Clean Air Act (CAA), the Clean Water Act (CWA), and the Toxic Substances Control Act (TSCA), and the regulations promulgated thereunder. Our services and products require us to comply with these laws and regulations and to obtain federal, state, and local environmental permits or approvals for many of our operations. Most of these permits must be renewed periodically and governmental authorities have the ability to revoke, deny or modify these permits. Zoning, land use and siting restrictions also apply to our facilities. Regulations also govern matters such as the disposal of residual chemical wastes, operating procedures, storm water and wastewater discharges, fire protection, worker and community right-to-know and emergency response plans. Air and water pollution regulations govern certain operations at our facilities. Safety standards under OSHA are also applicable. Governmental regulations apply to the operation of vehicles used by us to transport the substances we collect and distribute, including licensing requirements for the vehicles and the drivers, vehicle safety requirements, vehicle weight limitations, shipment manifesting and vehicle placarding requirements. Governmental authorities have the power to enforce compliance and violators are subject to civil and criminal penalties. Private individuals may also have the right to sue to enforce compliance with certain of the governmental requirements.

We are subject to federal and state regulations governing hazardous and solid wastes. RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Under RCRA, the EPA has established comprehensive “cradle-to-grave” regulations for the management of a wide range of materials identified as hazardous or solid waste. The regulations impose technical and operating requirements that must be met by facilities used to store, treat and dispose of these wastes.

Federal hazardous and solid waste regulations impose requirements which must be met by facilities used to store, treat and dispose of these wastes. Our operations are governed by 10-day transfer requirements and do not typically require a hazardous waste facility permit. Under RCRA, states are delegated to implement the regulatory programs through state regulations, which can be more stringent than those of the federal EPA. We currently are pursuing waste permits in both Maryland and New Hampshire because these states have more stringent programs and do not allow the typical non-permitted 10-day transfer option. We operate 50 10-day transfer operations in the U.S.

CERCLA regulates cleanup of inactive hazardous waste sites and imposes liability for the cleanup on “responsible parties.” CERCLA further provides for immediate response and removal actions coordinated by EPA to releases of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. CERCLA imposes strict liability on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on business that generate those substances or transport them to the facilities. Responsible parties may be liable for substantial investigation and cleanup costs even if they operated their businesses properly and complied with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several. Certain of our customers’ and third-party contractors’ facilities have been in operation for many years and, over time, the operators of these facilities may have generated, used, handled, and disposed of hazardous and other regulated wastes. Environmental liabilities could therefore exist under CERCLA, including cleanup obligations at these facilities or off-site locations where materials from our operations were disposed of.

Proceedings are currently pending involving a site where we have been notified by the EPA that we are a potentially responsible party, or PRP. We are participating in discussions with the parties and the government at this site. Our general liability insurance provider is currently defending this claim on our behalf. From time to time, the EPA requests information from us to ascertain if we may be a PRP at other sites.

In addition to regulations under RCRA and CERCLA, the EPA has adopted regulations under the Clean Air Act and the Clean Water Act. The Clean Air Act regulates emissions of pollutants into the air and requires that permits be obtained for certain sources of air emissions, including parts cleaning units. Regulations under the Clean Water Act govern the discharge of pollutants into surface waters and sewers and require discharge permits and sampling and monitoring requirements. “Pretreatment” regulations establish pretreatment standards for introduction of pollutants into publicly owned treatment works.

Our transportation fleet, truck drivers, and transportation of hazardous materials are also regulated by the U.S. Department of Transportation, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass. Health and safety standards under the Occupational Safety and Health Act are also applicable to our operations.

A number of states have regulatory programs governing the operations and permitting of hazardous and solid waste facilities. In addition, some states classify as hazardous some wastes that are not regulated under RCRA. Accordingly, we must comply with the state requirements for handling state regulated wastes. Similarly, our operations are regulated pursuant to state statutes, including those addressing clean water and clean air.

In August 1997, the South Coast Air Quality Management District in California, or the SCAQMD, enacted Rule 1171, which prohibits the use of types of solvents that we currently sell for parts cleaning operations. In the areas of California affected by this or similar regulations (including Los Angeles, San Francisco and Sacramento), aqueous parts cleaning is the primary substitute. Although other states have not passed regulations similar to Rule 1171, we cannot predict if or when other state and/or local governments will promulgate similar regulations which may restrict or prevent the use of solvent for parts cleaning. We do not currently have any branches or operations in California.

More specifically to our parts cleaning services, federal and state laws and regulations dictate and restrict to varying degrees what types of cleaning solvents may be used, how a solvent may be stored, and the manner in which contaminated or used solvents may be handled, transported, disposed of, or recycled. These legal and regulatory mandates have been instrumental in shaping the parts cleaning industry. Any changes to, relaxation of, or repeal of federal or state laws and regulations affecting the parts cleaning industry may significantly affect the demand for our products as well as our competitive position in the market.

Federal and state regulations have restricted the types of solvents that may be used in vehicle maintenance and industrial parts cleaning machines and used parts cleaning solvent is often classified as hazardous waste under the regulations. We have developed methods of managing solvent as non-hazardous so as to significantly reduce the regulatory burden on us and on our customers. In our product reuse program for parts cleaning, we have developed a use for used solvent as an ingredient in manufactured asphalt roofing materials. Because the solvent is used as a direct substitute for virgin solvent and is destined for reuse as an ingredient in the manufacturing process, it is not subject to hazardous waste regulations. In the past fifteen years, we and our predecessor Heritage Environmental Services have voluntarily obtained concurrence letters from more than 30 state environmental agencies to validate this approach.

In our non-hazardous program for parts cleaning, we provide customers with solvents that do not exhibit the ignitability characteristic for liquid hazardous wastes as defined under RCRA and we work with our customers to reduce the likelihood that toxic or flammable materials are added to the solvent during use. When used in accordance with its intended purpose and instructions, this used solvent is not subject to regulation as a “hazardous waste” and we are able to manage the used solvent as non-hazardous.

The EPA has also promulgated regulations that govern the management of used oils. Although used oil is not classified as a hazardous waste under federal law, certain states do regulate used oil as state-regulated wastes. Our used oil collection services require compliance with both federal and state regulations. As with our parts cleaning services, we make use of various programs to reduce the administrative burden associated with our customers’ compliance with hazardous regulations for their used oils.

Facilities

Our headquarters is based in a 14,500 square foot leased facility in Elgin, Illinois. We have 4 hubs and 48 branches that vary in size. Depending on the maturity of our branches, our branch facilities range from small locations that only provide space to park a few vehicles to larger locations that provide office space and warehouse storage as well as additional parking. All of our facilities are leased, on terms ranging from month-to-month up to 5 years, and in some cases with options to extend the lease term for up to 15 years. We have committed to leasing an additional 8,600 square feet at our headquarters for approximately 9 years beginning in January 2008.

The following map sets forth the states in which we provide services:

Legal Proceedings

We are not currently party to any legal proceedings that we expect, either individually or in the aggregate, to have a material adverse effect on our business or financial condition. From time to time, we are involved in lawsuits that are brought against us in the normal course of business.

One such lawsuit, is Tricia Mary Iraci v. Heritage-Crystal Clean, LLC, et al., case number 2005-L-007528, which named us as a defendant. This lawsuit was filed on July 11, 2005 in the Circuit Court of Cook County, Illinois. This lawsuit is an individual personal injury suit that seeks unspecified amounts of money damages for injuries allegedly caused by Mr. Iraci’s exposure to chemicals contained in our solvents. We deny any liability, have engaged our insurance carrier on this matter and intend to vigorously defend against this claim.

On December 7, 2006, we were notified by the EPA that we are named as a PRP in the Hassan Barrel site CERCLA cleanup conducted by the EPA in Fort Wayne, Indiana. We are one of at least 85 companies that sent drums to Hassan Barrel for reconditioning, and Hassan Barrel subsequently abandoned their site with contamination that required cleanup by the EPA. During the first phase of the project, the EPA has removed 17,000 containers from this site and is estimated to have spent $1.5 million. The EPA has pursued the PRPs for removal of contaminated soils. Under law, PRPs have financial responsibility for both past and future work at the site. We are one of nearly 70 PRPs that are preparing to agree to perform the second phase of the project. To date, our legal costs with respect to this CERCLA cleanup have been covered by our insurance.

MANAGEMENT

Executive Officers and Directors

The following persons are our directors and executive officers as of the date of this prospectus:

Name	Age	Position

Joseph Chalhoub	61	President, Chief Executive Officer and Director
John Lucks	54	Vice President of Sales
Gregory Ray	46	Chief Financial Officer, Vice President, Business Management and Secretary
Tom Hillstrom	47	Vice President of Operations
Fred Fehsenfeld, Jr.	56	Director
Donald Brinckman	76	Director
Bruce Bruckmann	53	Director

In addition, the following are key employees as of the date of this prospectus:

Name	Age	Position

Mike DeAngelis	61	Vice President of Sales & Service Division 1
Glenn Jones	58	Vice President of Sales & Service Division 2

We expect to appoint additional directors who are not affiliated with us or any of our stockholders to our Board of Directors within twelve months of the closing of the public offering so that the majority of our Board of Directors will be independent.

Joseph Chalhoub
President, Chief Executive Officer and Director

Mr. Chalhoub, founder of Heritage-Crystal Clean, LLC, has served as our President, Chief Executive Officer and Director since the formation of Heritage-Crystal Clean, LLC in 1999. Mr. Chalhoub formerly served as an executive of Safety-Kleen from 1987 to 1998 and was the President of Safety-Kleen from 1997 to 1998. Mr. Chalhoub has over 30 years of experience in the industrial and hazardous waste services industry.

John Lucks
Vice President of Sales

Mr. Lucks has served as our Vice President of Sales since 2000. From 1988 to 1997, Mr. Lucks served as the Vice President of Industrial Marketing and Business Management of Safety-Kleen, where he was in charge of and oversaw a $300 million revenue business unit. Mr. Lucks has over 30 of years experience in the industrial and hazardous waste services industry.

Gregory Ray
Chief Financial Officer, Vice President, Business Management and Secretary

Mr. Ray has served as our Vice President, Business Management since 1999. In addition, Mr. Ray has served as our Secretary since 2004, and as our Chief Financial Officer since June 2007. From 1998 to 1999, Mr. Ray served as the Vice President, Business Management of Safety-Kleen, where he was in charge of and oversaw a $700 million revenue business unit. Mr. Ray has over 20 years of experience in the industrial and hazardous waste services industry.

Tom Hillstrom
Vice President of Operations

Mr. Hillstrom has served in various capacities since joining Heritage-Crystal Clean, LLC in 2002. He is currently our Vice President of Operations. From 1996 to 1998, Mr. Hillstrom served as the Director of

Planning and Evaluation of Safety-Kleen, where he was responsible for strategic planning and acquisitions. Mr. Hillstrom has over 20 years of experience in the industrial and hazardous waste services industry.

Mike DeAngelis
Vice President of Sales & Service Division 1

Mr. DeAngelis has served as our Vice President of Sales & Service Division 1 since 1999. From 1998 to 1999, Mr. DeAngelis served as the Divisional Vice President (Central Division) of Safety-Kleen, where he was in charge of and oversaw a $400 million revenue business unit. Mr. DeAngelis has over 35 years of experience in the industrial and hazardous waste services industry.

Glenn Jones
Vice President of Sales & Service Division 2

Mr. Jones has served as our Vice President of Sales & Service Division 2 since 2001. From 1994 to 2000, Mr. Jones served as the Divisional Vice President (Western Division) of Safety-Kleen, where he was in charge of and oversaw a $300 million revenue business unit. Mr. Jones has over 25 years of experience in the industrial and hazardous waste services industry.

Fred Fehsenfeld, Jr.
Director

Mr. Fehsenfeld has served as a director on our Board of Directors since 1999. Mr. Fehsenfeld is the general partner and chairman of the Board of Directors of Calumet Specialty Products Partners, L.P. Mr. Fehsenfeld has served as the vice chairman of the Board of the predecessor to Calumet Specialty Products Partners, L.P. since 1990. Mr. Fehsenfeld has worked for Heritage in various capacities since 1977 and has served as its Managing Trustee since 1980. Mr. Fehsenfeld received his B.S. in Mechanical Engineering from Duke University and his M.S. in Management from the Massachusetts Institute of Technology Sloan School.

Donald Brinckman
Director

Mr. Brinckman has served as a director on our Board of Directors since 2002. Mr. Brinckman was the Founder of Safety-Kleen in 1968. Mr. Brinckman served as President of Safety-Kleen from 1968 until 1998, excluding portions of 1990-1991 and 1993-1997, and for most of the thirty-year period he also served as Safety-Kleen’s Chief Executive Officer. Mr. Brinckman was appointed Chairman of Safety-Kleen’s Board of Directors in August 1990 and served in that capacity until 1998. Mr. Brinckman has in the past served as a director of Johnson Outdoors Inc., Paychex, Inc. and Snap-On Inc.

Bruce Bruckmann
Director

Mr. Bruckmann has served as a director on our Board of Directors since 2004. Mr. Bruckmann has been a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc., a private equity investment firm, since January 1995. From March 1994 to January 1995, Mr. Bruckmann served as Managing Director of Citicorp Venture Capital, Ltd. and as an executive officer of 399 Venture Partners, Inc. (formerly Citicorp Investments, Inc.). From 1983 until March 1994, Mr. Bruckmann served as Vice President of Citicorp Venture Capital, Ltd. Mr. Bruckmann is also a director of Town Sports International, Inc., a fitness club operator, Penhall International, Inc., a renter of operator-assisted construction equipment, H&E Equipment Services L.L.C., a renter and distributor of industrial and construction equipment, and Mohawk Industries, Inc., a carpet and rug manufacturer. Mr. Bruckmann also serves as director for several private companies.

Code of Ethics

Prior to the completion of the public offering, we plan to adopt a code of ethics that is applicable to our board of directors, principal executive officer and principal financial and accounting officer, as well as all our other employees. A copy of the code of ethics will be available on our website located at http://www.crystal-clean.com.

Board Composition

Upon the completion of the public offering, our Board of Directors will be divided into three classes to be designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the Board of Directors. The Class I directors will be    ●    and    ●    , Class II directors will be    ●    and    ●    and the Class III directors will be    ●    and    ●    . The term of the Class I directors will terminate on the date of the 2008 annual meeting of our stockholders; the term of the Class II director will terminate on the date of the 2009 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2010 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Board Committees

Our Board plans to establish an audit committee and a nominating committee prior to the completion of the public offering. A majority of the members of each committee will be independent, and all of the members of each committee will be independent before the first anniversary of our initial public offering.

Audit Committee

Our Audit Committee has functions that include appointing, terminating, evaluating, and setting the compensation of our independent registered public accounting firm; meeting with the independent registered public accounting firm to review the scope, accuracy and results of the audit; and making inquiries as to the adequacy of our accounting, financial and operating controls. Mr.    ●    is the Chair and Messrs.    ●    are the other members of the Audit Committee. Our Board has determined that Messrs.    ●    are “independent” in accordance with The Nasdaq Global Market listing standards and the rules and regulations of the SEC and related federal law. In addition, our Board has also determined that all members of the Audit Committee are “Audit Committee Financial Experts” in accordance with the standards established by the SEC. Under Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934 and The Nasdaq Global Market listing standards, our Audit Committee is not required to be comprised of exclusively independent directors until the first anniversary of our initial public offering, and we are relying on this exemption. The Audit Committee’s charter will be available on our website located at http://www.crystal-clean.com.

Compensation Committee

Mr. Brinckman is the Chair and Messrs. Bruckmann, Chalhoub and Fehsenfeld are the other members of our Compensation Committee. Our Board has determined that    ●    is independent in accordance with the Nasdaq Global Market listing standards. We anticipate appointing additional independent committee members in connection with the completion of the public offering. Under The Nasdaq Global Market listing standards, the Compensation Committee is not required to be comprised of exclusively independent directors until the first anniversary of our initial public offering.

Our Compensation Committee Charter will be available on our website located at http://www.crystal-clean.com. The Compensation Committee’s responsibilities, which are discussed in detail in its charter, include, among other duties, the responsibility to:

•	establish the base salary, incentive compensation and any other compensation for the Chief Executive Officer and review and approve the Chief Executive Officer’s recommendations for the compensation of all executive officers;

•	monitor management incentive and equity compensation plans, retirement and welfare plans and discharge the duties imposed on the Committee by the terms of those plans; and

•	annually review and make recommendations regarding compensation for non-management directors.

During Committee meetings at which compensation actions involving the Chief Executive Officer are discussed, the Chief Executive Officer does not participate in the discussions if the Committee so chooses. As Chief Executive Officer, Mr. Chalhoub recommends compensation decisions involving the executive officers and discusses these recommendations and related issues with the Compensation Committee.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of Mr. Chalhoub. Compensation Committee meetings are regularly attended by the Chief Executive Officer. At each meeting, the Compensation Committee has the opportunity to meet in executive session. The Compensation Committee’s Chair reports the Committee’s recommendations on executive compensation to our Board.

Our Compensation Committee may retain and terminate outside advisors with respect to executive and director compensation. In connection with becoming a public company, we have retained Hewitt Associates LLC as our outside compensation consultant. Hewitt Associates LLC will provide the Compensation Committee with competitive information regarding executive officer compensation, including benchmarking of peer practices and general industry best practices. Hewitt Associates LLC will also prepare detailed compensation data analysis.

Nominating Committee

The Committee has functions that include developing and recommending to our Board criteria for board and committee membership, reviewing the qualifications of candidates for Director, nominating candidates for election to our Board, overseeing our corporate governance policies and practices, developing and recommending to our Board corporate governance guidelines, and overseeing a review of the performance of our Board and its committees at least annually. Mr.    ●    is the Chair and Messrs.    ●    and    ●    are the other members of the Nominating Committee. Our Board has determined that each member of the Committee is “independent” in accordance with the Nasdaq Global Markets listing standards. The Nominating Committee charter will be available on our website located at http://www.crystal-clean.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as members of our Board of Directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors or compensation committee.

Directors’ Compensation

Directors currently receive no additional compensation for serving on our Board or its committees. Effective immediately upon the completion of the public offering, our non-employee directors will receive annual cash compensation of $ ●  and restricted stock awards having a value of $ ● . In addition, each non-employee director will receive $ ●  for each Board meeting attended. Our Board also approved additional annual cash retainers of $ ●  for the Chair of the Audit Committee, $ ●  for the Chair of the Compensation Committee and $ ●  for the Chair of the Nominating Committee. The restricted stock awarded to Directors vests immediately, but is not transferable for one year after the date of grant. We also reimburse the Directors for reasonable expenses they incur in attending Board or committee meetings.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis will define the compensation programs in place for our executive officers. The discussion will form the foundation and support the tables that follow.

Our Compensation Committee annually reviews the compensation of each of our executive officers and makes recommendations to our Board of Directors for approval. The Compensation Committee and Board of Directors use their collective knowledge and experience to determine competitive compensation and trends in our industry. In addition, we have recently engaged the services of Hewitt Associates LLC to evaluate our current executive compensation plans and provide our Compensation Committee with competitive information regarding executive officer compensation, including benchmarking of peer practices and general industry best practices. Hewitt Associates will prepare and present a market analysis for each of our executive officer positions, including a data survey of officers at comparative firms, and they will provide information and discuss alternatives with respect to short-term and long-term incentive programs.

Executive Compensation Objective

The objective of our executive compensation program is to attract and retain the most knowledgeable and capable executives possible. Our philosophy is to link each executive’s compensation to the success of the business, with a focus on growth and development for sustainable shareholder value. Our philosophy is also to keep the executive officer compensation program well-defined and easily understood. Our compensation committee determines the amount of each element of compensation, as well as the overall mix of compensation elements, based on our objective of recruiting and retaining valuable employees and remaining competitive within our industry. Our compensation committee makes compensation determinations in accordance with information that it has gathered in its many years of industry experience.

Components of Executive Compensation

Our executive officer compensation program has the following components:

Base Pay.  Base pay is intended to provide the executive with recurring compensation that is proportional to our size. Each individual’s experience, responsibilities, and performance are also taken into consideration. Base salary also takes total salary into consideration to ensure that our philosophy regarding overall compensation is maintained. The base pay component of compensation is reviewed annually by our compensation committee.

Cash Bonus.  In fiscal 2006, executive officers received an annual bonus payable out of a cash bonus pool made available to executives and other key management personnel of the company. The cash bonus pool payable to all participants was an amount equal to ten percent of the operating income of the company. Near the start of fiscal 2006, based on our projected earnings, we determined a target distribution amount for the year based on eighty percent of the projected cash bonus pool, based upon employee reviews, years of service and job responsibilities. Each participant was assigned a certain fraction of this target distribution, allowing for the calculation of individual targets. At the conclusion of the year, following the calculation of our operating income, we computed the cash bonus pool based on actual operating income, and the remaining twenty percent was assigned to participants as a discretionary bonus. The determination of the participant shares, and the discretionary bonus for our Chief Executive Officer, were made based on the recommendation of our Compensation Committee; the award of discretionary bonuses for our other executive officers and key employees was made based on the recommendation of our Chief Executive Officer, all subject to approval by our Board of Directors. In connection with the public offering, we have adopted the Heritage-Crystal Clean, Inc. Performance-Based Annual Incentive Plan which is described below under “— Equity Based Compensation Plans — Our Performance-Based Annual Incentive Plan.”

Long Term Incentive.  Each of our executive officers has made cash investments to purchase equity in our company. As co-owners of our business, we believe that our executive officers each have a significant financial interest in the long term success of our company. We encouraged employees to purchase equity interests in our company and determined the amount to be offered to the employee based upon job responsibilities, years of service and employee reviews. In fiscal 2006, Mr. Hillstrom purchased ●  shares of common stock. The company did not offer equity to the other named executive officers because it concluded such officers already had sufficient equity positions in the company to align their interests with stockholders. See ‘‘— Equity Based Compensation Plans — Key Employee Membership Interest Trust Agreement.”

Other Compensation.  In lieu of participating in our 401(k) plan described below under the Summary Compensation Table, Mr. Chalhoub received a payment of $6,800 in fiscal 2006 for retirement savings.

Employment Agreements and Severance Benefits.  We have entered into employment agreements with Messrs. Chalhoub, Lucks, Ray and Hillstrom. The employment agreements with Messrs. Chalhoub, Lucks and Ray provide for severance payments and continuation of benefits upon termination of employment. Mr. Hillstrom’s employment agreement does not entitle him to any cash severance or continuation of benefits. See “Employment and Related Agreements.” Further, Messrs. Ray, Lucks and Hillstrom own common stock subject to unit redemption agreements. Based on the unit redemption agreements, a termination of employment may trigger our obligation to repurchase these units. See “Employment and Related Agreements” and “Equity Based Compensation Plans — Key Employee Membership Interest Trust Agreement.” In addition, Mssrs. Chalhoub and Ray have put rights for certain of their units. See “Employment and Related Agreements.”

Internal Revenue Code Section 162(m).  Favorable accounting and tax treatment of the various elements of our compensation program is an important consideration in their design, but it is not the sole consideration. Section 162(m) of the Internal Revenue Code limits the deductibility of certain items of compensation paid to the Named Executive Officers to $1,000,000 annually, unless the compensation qualifies as “performance based compensation” or is otherwise exempt under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, we have not adopted a policy that all compensation must be deductible. In this regard, we believe that Section 162(m) will not prevent us from receiving a tax deduction in fiscal 2007 for the compensation paid to our named executive officers because compensation amounts awarded were less than the $1,000,000 limit. In addition, under a transition rule for new public companies, the deduction limits under Section 162(m) do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the corporation was not publicly held, to the extent that the prospectus accompanying the initial public offering disclosed information concerning those plans or agreements that satisfied all applicable securities laws then in effect. We believe that we can rely on this transition rule until our 2011 annual meeting of stockholders. While we consider the potential impact of Section 162(m) on our compensation decisions, we may approve compensation for an executive officer that does not meet the deductibility requirements of Section 162(m) in the future in order to maintain competitive compensation packages and attract talented leaders.

In fiscal 2006, we began expensing equity awards in accordance with FAS 123(R). Like many of the companies within our peer group, we have taken measures to ensure that our equity granting practice remains competitive.

Executive Compensation Tables

The following table sets forth the aggregate amounts of compensation paid or accrued by us for the year ended December 30, 2006 for services rendered in all capacities by our Chief Executive Officer, Chief Financial Officer and two other most compensated executive officers who were employed by us as of December 30, 2006 and whose total compensation exceeded $100,000 during that fiscal year.

Summary Compensation Table

				All Other
Name and		Salary	Bonus	Compensation	Total
Principal Position	Year	($)(1)	($)(2)	($)(3)	($)

Joseph Chalhoub,	2006	$215,200	$117,900	$16,550	$349,650
President, and Chief Executive Officer
John Lucks	2006	$180,000	$73,200	$18,550	$271,750
Vice President of Sales
Gregory Ray	2006	$158,000	$58,800	$17,224	$234,024
Chief Financial Officer, Vice President, Business Management and Secretary
Tom Hillstrom	2006	$133,100	$45,350	$6,125	$184,575
Vice President of Operations

(1)	The salary amounts are determined by the Compensation Committee and, except with respect to his own salary, Joseph Chalhoub, our President and Chief Executive Officer, based on their understanding of salaries within the industry in which our company competes.

(2)	The bonus earned in 2006 was paid February 19, 2007. The bonus was paid out of a cash bonus pool made available to executives and other key management personnel. Each year, the total cash bonus pool payable for all participants shall be an amount equal to ten percent of our operating income. See “— Compensation Discussion and Analysis — Components of Executive Compensation — Cash Bonus.”

(3)	The compensation represented by the amounts for 2006 set forth in the All Other Compensation column for the named executive officers are detailed in the following table.

		Company
Name	Car Allowance	401(k) Match(a)

Joseph Chalhoub	$9,750	$6,800
John Lucks	$9,750	$8,800
Gregory Ray	$9,750	$7,474
Tom Hillstrom	—	$6,125

(a)	We offer a 401(k) retirement savings plan that all eligible employees may participate in, including our executive officers. Employee contributions up to the first 3% of gross pay are matched 1 to 1, employee contributions above 3% up to 5% of gross pay are matched 1 to 2, and employee contributions over 5% of gross pay are not matched. As a result, our maximum contribution of 4% of gross pay is reached when an employee contributes 5% or more of gross pay. Mr. Chalhoub participates in a separate retirement savings plan.

Grants of Plan-Based Awards in Fiscal 2006

We did not make any grants of plan-based awards in fiscal 2006.

Outstanding Equity Awards at 2006 Fiscal Year End

	Number of Shares or	Market Value of
	Units of Stock That	Shares or Units of Stock
Name	Have Not Vested (#)	That Have Not Vested ($)

Joseph Chalhoub	—	—
John Lucks	—	—
Gregory Ray	—	—
Tom Hillstrom(1)	●	●

(1)	Reflects common stock granted under the Key Employee Membership Interest Trust.

Option Exercises and Stock Vested in Fiscal 2006

Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting
Name	(#)	($)

Joseph Chalhoub	—	—
John Lucks	—	—
Gregory Ray	—	—
Tom Hillstrom(1)	●	$20

(1)	Reflects the vesting of common stock under the Key Employee Membership Interest Trust.

Equity Based Compensation Plans

Key Employee Membership Interest Trust Agreement

Under our Key Employee Membership Interest Trust Agreement of 2002, as amended, which we refer to herein as our KEMIT, we have placed a total of 450 of our common units in trust for sale to our key employees as determined by our Board of Directors. The common units available for sale under our KEMIT are held by the KEMIT trustee, Joseph Chalhoub, for the benefit of the key employees. Each participating key employee has executed a unit redemption agreement with respect to the common units purchased, which provides for certain vesting and forfeiture restrictions and obligates us to redeem the common units upon certain triggering events. All common units sold under our KEMIT were sold for $10 per common unit. Our last sale under the KEMIT was on February 22, 2007.

Of the common units which have been sold under our KEMIT, 320 are subject to 20% annual vesting. In connection with the completion of the public offering, these 320 common units will be exchanged for fully vested shares of our common stock.

We have granted 120 common units to key employees in our vacuum and oil lines of business. These 120 common units are subject to forfeiture if on December 31, 2011, five times the EBITDA of our vacuum and oil lines of business for our fiscal year ended December 31, 2011, less related debt outstanding, and adjusted for certain items, is equal to or less than $29.4 million. In the event that such amount is between $4.4 million and $29.4 million, only a pro rata percentage of these common units will vest. In connection with the completion of the public offering, these outstanding common units sold to employees of our vacuum and oil lines of business will be exchanged for shares of our common stock that will continue to be subject to substantially similar forfeiture provisions.

Upon the occurrence of certain triggering events, we are obligated to redeem the vested common units for a specified redemption amount, which is payable either in cash or in the form of promissory notes with an interest rate of prime rate minus 1% for the first two years and prime rate plus 5% thereafter. The specified redemption amount is five times the EBITDA Formula for triggering events including death, disability, resignation with good reason, and termination without cause. The specified redemption amount is three times the EBITDA Formula for triggering events such as resignation without good reason and termination with cause. Additionally, the redemption amount may be reduced at the sole discretion of our president if we terminate the employee for specific causes such as embezzlement, violation of our drug policy, or certain felony convictions. The EBITDA Formula is the average EBITDA for the last two full company fiscal years times the applicable multiple, less (i) company debt on the last day of the second fiscal year used in the EBITDA average, and (ii) any outstanding, unpaid returns on preferred units and unrecovered capital contributions for the preferred units. In connection with the completion of the public offering, the redemption provisions of all common units sold under the KEMIT will terminate.

Description of Our 2007 Omnibus Incentive Plan and Initial Awards

General

Our 2007 Omnibus Incentive Plan, which we refer to as the omnibus plan, permits the issuance of long-term incentive awards to our employees and non-employee directors and employees of our subsidiaries to promote the interests of our company and our stockholders. The omnibus plan is designed to promote these interests by providing such employees and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of our company. The omnibus plan will be administered by our compensation committee, which we refer to in this Section as the committee.

The material terms of the omnibus plan are summarized below. Reference is made to the full text of the omnibus plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available for Issuance

The aggregate number of shares of our common stock that may be issued under the omnibus plan will not exceed 1,500,000 (subject to the adjustment provisions discussed below).

Administration and Eligibility

The committee will satisfy the requirements established for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Securities Exchange Act of 1934, or the “Exchange Act,” for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Internal Revenue Code and with any applicable requirements established by the exchange upon which our common stock will be listed. All of our employees, and employees of our subsidiaries, could be eligible to receive an award under the omnibus plan. The committee will approve the aggregate awards and the individual awards for executive officers and non-employee directors. The committee may delegate some of its authority under the omnibus plan to one or more of our officers to approve awards for other employees. The committee will be prohibited from increasing the amount of any award subject to one or more performance goals upon the attainment of the goals specified in the award, but the committee will have discretion to decrease the amount of the award. No participant may receive in any calendar year awards relating to more than 500,000 shares of our common stock.

Awards

Stock Options.  The committee will be authorized to grant stock options which may be either incentive stock options or nonqualified stock options. The exercise price of any stock option must be equal to or greater than the fair market value of the shares on the date of the grant, unless it is a substitute or assumed stock option. The term of a stock option cannot exceed 10 years. For purposes of the omnibus plan, fair market value of the shares subject to the stock options shall be determined in such manner as the committee may deem equitable or as required by applicable law or regulation. At the time of grant, the committee in its sole discretion will determine when stock options are exercisable and when they expire. Payment for shares purchased upon exercise of a stock option must be made in full at the time of exercise. Payment may be made in cash, by the transfer to us of shares owned by the participant having a fair market value on the date of transfer equal to the option exercise price, to the extent permitted by applicable law, delivery of an exercise notice, together with irrevocable instructions to a broker to deliver to us the amount of the sale proceeds from the stock option shares or loan proceeds to pay the exercise price and any withholding taxes due to us or in such other manner as may be authorized by the committee. The repricing of options without stockholder approval is prohibited under the plan.

SARs.  The committee will have the authority to grant stock appreciation rights, or SARs, and to determine the number of shares subject to each SAR, the term of the SAR, the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. A SAR is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without payment to us an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (1) the fair market value of our common stock on the date of exercise of the right over (2) the fair market value of our common stock on the date of grant of the right, multiplied by the number of shares for which the right is exercised. The committee also may, in its discretion, substitute SARs which can be settled only in common stock for outstanding stock options at any time. The terms and conditions of any substitute SAR shall be substantially the same as those applicable to the stock option that it replaces and the term of the substitute SAR shall not exceed the term of the stock option that it replaces. The repricing of SARs is prohibited under the omnibus plan without stockholder approval.

Restricted Stock, Restricted Stock Units and Deferred Stock Units.  Restricted stock consists of shares which we transfer or sell to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Restricted stock units, or RSUs, confer the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the committee which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. Deferred stock units, or DSUs, are a vested-right to receive shares in lieu of other compensation at termination of employment or a specific future date. The committee will determine the eligible participants to whom, and the time or times at which, grants of restricted stock, RSUs or DSUs will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. The committee also may provide that RSUs or DSUs may be settled in cash rather than in our shares. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions.

Performance Shares.  A participant who is granted performance shares has the right to receive shares or cash or a combination of shares and cash equal to the fair market value of such shares at a future date in accordance with the terms of such grant and upon the attainment of performance goals specified by the committee. The award of performance shares to a participant will not create any rights in such participant as our stockholder until the issuance of common stock with respect to an award.

Performance Cash Awards.  A participant who is granted performance cash awards has the right to receive a payment in cash upon the attainment of performance goals specified by the committee. The committee may substitute shares of our common stock for the cash payment otherwise required to be made pursuant to a performance cash award.

Performance Goals.  Awards of restricted stock, RSUs, DSUs, performance stock, performance cash awards and other incentives under the omnibus plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code, including, but not limited to, sales; sales growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total stockholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels. Any performance criteria selected by the committee may be used to measure our performance as a whole or the performance of any of our business units and may be measured relative to a peer group or index. No award in excess of $5.0 million may be paid to any participant in any single year. If an award in excess of that amount is earned in any year, it will be deferred under our Executive Deferred Compensation Plan until it is deductible by us.

The committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement, it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant’s misconduct.

Stock Awards.  The committee may award shares of our common stock to participants without payment for such shares, as additional compensation for service to us. Stock awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the committee determines to be appropriate. An outright grant of stock will only be made in exchange for cash compensation already earned by a participant.

Cash Awards.  A cash award consists of a monetary payment made by us to an employee as additional compensation for his or her services to us. A cash award may be made in tandem with another award or may be made independently of any other award. Cash awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the committee determines to be appropriate.

Amendment or Termination of the Omnibus Plan

Our board of directors or the committee will have the right and power to amend or terminate the omnibus plan; however, neither the board of directors nor the committee may amend the omnibus plan in a manner which would reduce the amount of an existing award without the holder’s consent. However, the committee will have the right to unilaterally amend or terminate an award to comply with changes in law. In addition, stockholder approval will be obtained for any amendment to the omnibus plan if required by law or listing rules. No award may be made under the omnibus plan more than 10 years after its adoption by the Board.

Change in Control

Except as otherwise determined by the committee, the treatment of outstanding awards upon the occurrence of a change in control shall be as described below. For purposes of the omnibus plan, the term change in control means one or more of the following events: (1) the acquisition, directly or indirectly, of our securities representing at least 35% of the combined voting power of our outstanding securities (other than by any of our employee benefit plans); (2) the consummation of certain mergers and consolidations involving us; (3) the consummation of the sale or other disposition of all or substantially all of our assets; (4) the approval of a plan of complete liquidation or dissolution by our stockholders; and (5) a change in the majority of our board of directors.

Stock Options and SARs.  Upon the occurrence of a change in control, each stock option and SAR outstanding on the date on which the change in control occurs will immediately become vested and exercisable in full in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the stock options or SARs.

Restricted Stock and Restricted Stock Units.  Upon the occurrence of a change in control, the restrictions on all shares of restricted stock and RSUs outstanding on the date on which the change in control occurs will automatically lapse. With regard to RSUs, shares of common stock will be delivered to the participant as determined in accordance with the terms and conditions in the applicable grant, award or agreement relating to RSUs.

Performance Shares.  Upon the occurrence of a change in control, any performance goal with respect to any outstanding performance shares will be deemed to have been attained at target levels, and shares of our common stock or cash will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance shares.

Performance Cash Awards.  Upon the occurrence of a change in control, any performance goal with respect to any outstanding performance cash awards will be deemed to have been attained at target levels, and the cash (or shares of our common stock) will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance cash awards.

Other Stock or Cash Awards.  Upon the occurrence of a change in control, any terms and conditions with respect to other stock or cash awards previously granted under the omnibus plan will be deemed to be fully satisfied and the other stock or cash awards will be paid out immediately to the participants, as determined in accordance with the terms and conditions set forth in the applicable grant, award, or agreement relating to such awards.

Adjustments

If there is any change affecting our common stock by reason of any stock split, stock dividend, spin-off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares available for awards, the maximum number of shares which may be subject to an award in any calendar year and the number of shares subject to outstanding awards, and the price of such shares, as applicable, will be equitably adjusted by the committee in its discretion. The committee also shall have the right to substitute stock options or other awards denominated in the shares of another company for awards outstanding at the time of any such transaction.

Substitution and Assumption of Awards

Without affecting the number of shares reserved or available under the omnibus plan, either the board of directors or the committee may authorize the issuance of awards in connection with the assumption of, or substitution for, outstanding awards previously granted to individuals who become our employees or employees of any of our subsidiaries as the result of any merger, consolidation, acquisition of property or stock, or reorganization other than a change in control, upon such terms and conditions as it deems appropriate.

Reusage

If a stock option granted under the omnibus plan expires or is terminated, surrendered or canceled without having been fully exercised or if restricted stock, RSUs, performance shares or SARs granted under the omnibus plan are forfeited or terminated without the issuance of all of the shares subject thereto, the shares covered by such awards will again be available for use under the omnibus plan. The number of shares which are transferred to us by a participant or withheld by us to pay the exercise or purchase price of an award or to pay withholding taxes in connection with the exercise or payment of an award will not be counted as used. Shares covered by an award granted under the omnibus plan that is settled in cash will not be counted as used.

Initial Public Offering Awards

In connection with the public offering, our board has approved stock option grants under the omnibus plan to certain officers in the amounts set forth below. The options have an exercise price per share equal to the initial public offering price, vest in equal annual installments over a period of three years and are exercisable for a period of seven years.

Number of Shares
Officer	Covered by Option Grant

●	●
●	●

Certain Tax Consequences

•	There are no income tax consequences for us or the option holder upon the grant of either an incentive stock option or a nonqualified stock option.

•	When a nonqualified stock option is exercised, the option holder will recognize ordinary income equal to the excess of fair market value of all the shares of stock for which the option is exercised on the date of exercise over the aggregate exercise price and we are entitled to a corresponding deduction.

•	When an incentive stock option is exercised, the option holder does not recognize income and we are not entitled to a deduction. In the event of a “disqualifying disposition” by the option holder (i.e., the option holder does not hold the stock long enough to qualify under IRS rules), we are entitled to a deduction equal to the compensation income recognized by the option holder.

•	When an SAR is granted, there are no income tax consequences for us. When an SAR is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

•	We are entitled to a deduction equal to the compensation recognized by a participant in connection with the vesting of restricted stock, or upon the participant’s earlier election to include the restricted stock in income pursuant to Section 83(b) of the Code, as the case may be.

•	With respect to other awards granted under the Omnibus Plan, we will be entitled to a deduction equal to the compensation recognized by a participant upon the delivery of shares or payment of cash in satisfaction of any award.

Our Performance-Based Annual Incentive Plan

In connection with the public offering, we adopted the Heritage-Crystal Clean, Inc. Performance-Based Annual Incentive Plan, which we refer to as the annual incentive plan. The annual incentive plan is designed to provide annual cash awards that satisfy the conditions for performance-based compensation under Section 162(m) of the Code. The annual incentive plan will be administered by the committee. Members of the committee will satisfy the requirements under Section 162(m) of the Code pertaining to outside directors.

Under the annual incentive plan, the committee will have the authority to grant annual incentive awards to our key employees (including our executive officers) or the key employees of our subsidiaries. Each annual incentive award will be paid out of an incentive pool established for a performance period. Typically, the performance period will be our fiscal year. The incentive pool will equal a percentage of our operating income for the fiscal year as determined by the committee. The committee will allocate an incentive pool percentage to each designated participant for each performance period. In no event may the incentive pool percentage for any one participant exceed 40% of the total pool for that performance period. For purposes of the annual incentive plan, “operating income” will mean our operating income for a performance period as reported on our income statement computed in accordance with generally accepted accounting principles, but shall exclude (i) the effects of charges for restructurings, (ii) discontinued operations, (iii) extraordinary items or other unusual or non-recurring items, and (iv) the cumulative effect of tax or accounting changes. Each participant’s incentive award will be determined by the committee based on the participant’s allocated portion of the incentive pool and attainment of specified performance measures subject to adjustment in the sole discretion of the committee. In no event may the portion of the incentive pool allocated to a participant who is a covered employee for purposes of Section 162(m) of the Code be increased in any way, including as a result of the reduction of any other participant’s allocated portion, but such portion may be decreased by the committee. The committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant’s misconduct.

Our Non-Qualified Deferred Compensation Plan

In connection with the public offering, we have adopted the Heritage-Crystal Clean, Inc. Non-Qualified Deferred Compensation Plan, which is designed to provide a select group of highly compensated employees, and non-employee directors, the benefits of a non-qualified, unfunded plan of deferred compensation subject to Section 201(2) of ERISA and the provisions of Section 409A of the Internal Revenue Code. Under the plan, all non-employee directors will be permitted to make an irrevocable election to defer the receipt of all or a portion (not less than 25 percent) of their annual retainer and/or meeting fees into a nonqualified, unfunded deferred compensation plan. In addition, select employees will be entitled to make an irrevocable election to defer receipt of up to 75% of base salary and up to 100% of any bonus. We may make discretionary contributions to participants’ deferred accounts. The plan administrator shall select one or more investment funds that will be used to credit participants’ deferral accounts with income and gains, and charge deferral accounts with losses, expenses, and distributions. Distribution of funds from deferral accounts to participants shall be made according to distribution dates specified by the participant. Payment of the vested portion of a participant’s deferral account shall be made in cash in the form of a single lump sum or a series of annual installments over a period not exceeding ten years.

Employment and Related Agreements

Agreements with Mr. Chalhoub

We have entered into an employment agreement with Joseph Chalhoub under which Mr. Chalhoub serves as our President and Chief Executive Officer and as a member of our Board of Directors. The agreement automatically renews for successive one year renewal terms every year, until either party delivers notice of termination at least 30 days prior to the first day of the applicable renewal term. Under the agreement,

Mr. Chalhoub is entitled to a minimum annual base salary of $75,000, plus benefits and reimbursement of reasonable business expenses. Mr. Chalhoub is also entitled to an annual bonus payable out of a cash bonus pool for Mr. Chalhoub and other key management personnel equal to ten percent of our pre-tax net book income, as determined by our Board of Directors in their sole discretion at the end of each calendar year. In the event that we terminate Mr. Chalhoub’s employment without cause, we are required to provide 90 days’ notice and pay Mr. Chalhoub severance in an amount equal to one times his base salary plus any bonus that he received in the most recently completed fiscal year, as well as full reimbursement for the cost of maintaining COBRA continuation coverage or its equivalent for the greater of one year or until Mr. Chalhoub is fully covered by a subsequent employer health care plan. Under the agreement, we may terminate Mr. Chalhoub upon 30 days’ notice for cause which is defined to include the continued willful or grossly negligent failure to perform duties; breach of the non-competition and non-disclosure agreement; commission of fraud; non-adherence to our drug and substance abuse policies; and the conviction of certain categories of felony offenses. In the event that Mr. Chalhoub resigns for good reason or within one year of a change in control, Mr. Chalhoub is entitled to receive the same severance that he would be entitled to if he were to have been terminated by the Company without cause. Under Mr. Chalhoub’s employment agreement, good reason is defined to include diminished status or responsibilities. Mr. Chalhoub has agreed not to compete with us in various markets for one year after he is no longer our employee. In addition, Mr. Chalhoub has a put right to sell all of his common and preferred units to Heritage for a price based upon our EBITDA for the last two fiscal years. Mr. Chalhoub’s put rights will terminate upon the completion of the public offering.

Agreements with Mr. Lucks

We have entered into an employment agreement with John Lucks under which Mr. Lucks serves as our Vice President of Sales. The agreement automatically renews for successive one year renewal terms every year, until either party delivers notice of termination at least 30 days prior to the first day of the applicable renewal term. Under the agreement, Mr. Lucks is entitled to a minimum annual base salary of $100,000, plus benefits and reimbursement of reasonable business expenses. Mr. Lucks is also entitled to an annual bonus payable out of a cash bonus pool for Mr. Lucks and other key management personnel equal to ten percent of our pre-tax net book income, as determined by our Board of Directors in their sole discretion at the end of each calendar year. In the event that we terminate Mr. Lucks’s employment without cause, we are required to provide 90 days’ notice and pay Mr. Lucks severance in an amount equal to two times his base salary plus any bonus that he received in the most recently completed fiscal year, as well as full reimbursement for the cost of maintaining COBRA continuation coverage or its equivalent for the greater of one year or until Mr. Lucks is fully covered by a subsequent employer health care plan. Under the agreement, we may terminate Mr. Lucks upon 30 days’ notice for cause which is defined to include the continued willful or grossly negligent failure to perform duties; breach of the non-competition and non-disclosure agreement; commission of fraud; non-adherence to our drug and substance abuse policies; and the conviction of certain categories of felony offenses. In the event that Mr. Lucks resigns for good reason or within one year of a change in control, Mr. Lucks is entitled to receive the same severance that he would be entitled to if he were to have been terminated by the Company without cause. Under Mr. Lucks’s employment agreement, good reason is defined to include diminished status or responsibilities. Mr. Lucks has agreed not to compete with us in various markets for two years after he is no longer our employee. We have entered into a unit redemption agreement with Mr. Lucks, in which we agreed that following certain triggering events, we will purchase all of the common units held by Mr. Lucks and held in trust for Mr. Lucks through our KEMIT for a purchase price based upon our EBITDA for the last two fiscal years. Mr. Lucks’ redemption rights will terminate upon the completion of the public offering.

Agreements with Mr. Ray

We have entered into an employment agreement with Gregory Ray under which Mr. Ray serves as our Vice President, Business Management. The agreement automatically renews for successive one year renewal terms every year, until either party delivers notice of termination at least 30 days prior to the first day of the applicable renewal term. Under the agreement, Mr. Ray is entitled to a minimum annual base salary of $85,000, plus benefits and reimbursement of reasonable business expenses. Mr. Ray is also entitled to an annual bonus payable out of a cash bonus pool for Mr. Ray and other key management personnel equal to ten percent of our pre-tax net book income, as determined by our Board of Directors in their sole discretion at the end of each calendar year. In the event that we terminate Mr. Ray’s employment without cause, we are required to provide 90 days’ notice and pay Mr. Ray severance in an amount equal to two times his base salary plus any bonus that he received in the most recently completed fiscal year, as well as full reimbursement for the cost of maintaining COBRA continuation coverage or its equivalent for the greater of one year or until Mr. Ray is fully covered by a subsequent employer health care plan. Under the agreement, we may terminate Mr. Ray upon 30 days’ notice for cause which is defined to include the continued willful or grossly negligent failure to perform duties; breach of the non-competition and non-disclosure agreement; commission of fraud; non-adherence to our drug and substance abuse policies; and the conviction of certain categories of felony offenses. In the event that Mr. Ray resigns for good reason or within one year of a change in control, Mr. Ray is entitled to receive the same severance that he would be entitled to if he were to have been terminated by the Company without cause. Under Mr. Ray’s employment agreement, good reason is defined to include diminished status or responsibilities or if Mr. Ray is no longer directly reporting to Mr. Chalhoub. Mr. Ray has agreed not to compete with us in various markets for two years after he is no longer our employee. In addition, Mr. Ray has a put right to sell 200 preferred units and 175 common units to Heritage for a price based upon our EBITDA for the last two fiscal years. We have entered into a unit redemption agreement with Mr. Ray, in which we agreed that following certain triggering events, we will purchase 250 common units held by Mr. Ray for a purchase price based upon our EBITDA for the last two fiscal years. Mr. Ray’s redemption and put rights will terminate upon the completion of the public offering.

Agreements with Mr. Hillstrom

We have entered into an employment agreement with Mr. Hillstrom, under which Mr. Hillstrom serves as our Vice President of Operations. Mr. Hillstrom is not entitled to any cash severance or continuation of benefits. Mr. Hillstrom’s employment agreement does not set a minimum base salary. Mr. Hillstrom is entitled to an annual bonus payable out of a cash bonus pool for Mr. Hillstrom and other key management personnel equal to ten percent of our pre-tax net book income, as determined by our Board of Directors in their sole discretion at the end of each calendar year. Mr. Hillstrom has agreed not to compete with us in various markets for one year after he is no longer our employee. We have entered into a unit redemption agreement with Mr. Hillstrom, in which we agreed that following certain triggering events, we will purchase all of the common units in trust for Mr. Hillstrom through our KEMIT for a purchase price based upon our EBITDA for the last two fiscal years. Mr. Hillstrom’s redemption rights will terminate upon the completion of the public offering.

Potential Payments Upon Termination

The tables below reflect the amount of compensation to each of the named executive officers in the event of termination of his employment or consulting arrangement with the Company. The amount of compensation payable to each named executive officer upon termination without cause, termination for good reason, voluntary termination, involuntary termination for cause or in the event of disability or death of the person is shown below. The amounts shown assume that such termination was effective as of December 30, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid upon termination. The actual amounts to be paid out can only be determined at the time of termination. Payments due upon a change of control are discussed above under “Employment and Related Agreements.”

	Cash Severance					Benefit
Name	Base Salary		Bonus		Equity	Continuation		Total

Joseph Chalhoub
• Without cause	$215,000		$117,900		—	$12,240	(1)	$345,140
• For good reason	$215,000		$117,900		—	$12,240	(1)	$345,140
• Voluntary	—	(2)	—		—	—		—
• For cause	—	(2)	—		—	—		—
• Disability	$215,000		$117,900	(3)	—	$12,240		$345,140
• Death	—		$117,900	(4)	—	—		$117,900

	Cash Severance					Benefit
Name	Base Salary		Bonus		Equity	Continuation		Total

John Lucks
• Without cause	$360,000		$73,200		-Through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula Per Unit or (ii) $200,000	$12,240	(1)	$445,440
					-After Dec. 31, 2010, 5 times EBITDA Formula per Unit
• For good reason	$360,000		$73,200		-Through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula Per Unit or (ii) $200,000	$12,240	(1)	$445,440
					-After Dec. 31, 2010, 5 times EBITDA Formula per Unit

• Voluntary	—	(2)	—		-Until Feb. 28, 2007, 4 times EBITDA Formula Per Unit -On or after March 1, 2007, 5 times EBITDA Formula Per Unit	—		—
• For cause	—	(2)	—		-Until Feb. 28, 2007, 4 times EBITDA Formula Per Unit -On or after March 1, 2007, 5 times EBITDA Formula Per Unit	—		—
• Disability	$180,000		$73,200	(3)	-Through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula Per Unit or (ii) $200,000 -After Dec. 31, 2010, 5 times EBITDA Formula per Unit	$12,240		$265,440
• Death	—		$73,200	(4)	-Until Feb. 28, 2010, 4 times EBITDA Formula per Unit -On or after Feb. 28, 2010, 5 times EBITDA Per Unit	—		$73,200

	Cash Severance					Benefit
Name	Base Salary		Bonus		Equity	Continuation		Total

Gregory Ray
• Without cause	$316,000		$58,800		For 250 Common units, -Until and through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula per unit or (ii) Fixed Price of $200,000 -After Dec. 31, 2010, 5 times EBITDA Formula per unit	$12,240	(1)	$387,040
• For good reason	$316,000		$58,800		For 250 Common units, -Until and through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula per unit or (ii) Fixed Price of $200,000 -After Dec. 31, 2010, 5 times EBITDA Formula per unit	$12,240	(1)	$387,040
• Voluntary	—	(2)	—		For 250 Common units, 5 times EBITDA Formula Per Unit	—		—
• For cause	—	(2)	—		For 250 Common units, 5 times EBITDA Formula Per Unit	—		—
• Disability	$158,000		$58,800	(3)	For 250 Common units, -Until and through Dec. 31, 2010, Greater of (i) 5 times EBITDA Formula per unit or (ii) Fixed Price of $200,000 -After Dec. 31, 2010, 5 times EBITDA Formula per unit	$12,240		$229,040
• Death	—		$58,800	(4)	For 250 Common units, -Until Nov. 14, 2009, 4 times EBITDA Formula per Unit -On or after Nov. 14, 2009, 5 times EBITDA Formula per unit	—		$58,800

	Cash Severance			Benefit
Name	Base Salary	Bonus	Equity	Continuation	Total

Tom Hillstrom
• Without cause	—	—	5 times EBITDA Formula Per Unit	—	—
• For good reason	—	—	5 times EBITDA Formula Per Unit	—	—
• Voluntary	—	—	-If without Class II Cause, 3 times EBITDA Formula Per Unit -If with Class II Cause, up to 3 times EBITDA Formula Per Unit, subject to the sole discretion of the president of the company	—	—
• For cause	—	—	3 times EBITDA Formula Per Unit	—	—
• Disability	—	—	5 times EBITDA Formula per Unit	—	—
• Death	—	—	5 times EBITDA Formula per Unit	—	—

(1)	Entitled to the greater of one year of COBRA reimbursement or until fully covered by a subsequent employer’s health care plan.

(2)	Entitled to base salary through notice period which is a minimum of 30 days.

(3)	Entitled to full amount of bonus for the year in which the disability occurs.

(4)	Entitled to ratable portion of bonus to date of death.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 16, 2007, including:

•	each person or entity who is known by us to own beneficially more than 5% of any class of outstanding voting securities;
•	each named executive officer and each director; and
•	all of our executive officers and directors as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address c/o Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 16, 2007 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. The information below assumes the completion of the Reorganization.

						Beneficial
				Beneficial		Ownership After
				Ownership After Offerings (Assuming		Offerings (Assuming
	Beneficial Ownership			No Exercise of Over-		Over-Allotment Option
	Prior to Offerings		Shares Expected to be	Allotment Option)		is Exercised in Full)
	Number		Purchased in the	Number		Number
Name	of Shares	Percentage	Direct Placement(1)	of Shares	Percentage	of Shares	Percentage

The Heritage Group(2)	●	35.1%	●	●	●	●	●	%
Joseph Chalhoub	●	15.5%	●	●	●	●	●	%
Fred Fehsenfeld, Jr.(3)	●	11.9%	●	●	●	●	●	%
BRS-HCC Investment Co., Inc.(4)		13.2%		●	●	●	●	%
Donald Brinckman	●	9.2%	●	●	●	●	●	%
John Lucks		1.6%
Gregory Ray	●	3.5%	●	●	●	●	●	%
Tom Hillstrom	●	*	●	●	●	●	●	%
Bruce Bruckmann	●	—	●	●	●	●	●	%
Ken Price	●	1.5%	●	●	●	●	●	%
All directors and executive officers as a group (7 persons)	●	● %	●	●	●	●	●	%

*	Less than 1%

(1)	Assumes we will sell $14 million of our common stock at a per share offering price of $ ● (the midpoint of the estimated price range shown on the cover page of this prospectus). Number of shares shown is based on indications of interest received for the Direct Placement and a pro rata allocation of amounts to be sold in the Direct Placement among potential investors. Actual amounts will be determined after the pricing of the public offering. Amounts included in the table may be purchased by affiliates, employees or other related entities of the person or entity listed in the table.

(2)	Thirty grantor trusts indirectly own all of the outstanding general partner interests in The Heritage Group, an Indiana general partnership. The direct or indirect beneficiaries of the grantor trusts are members of the Fred Fehsenfeld, Jr. family. Each of the grantor trusts has five trustees, Fred Fehsenfeld, Jr., James C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld and Nancy A. Smith, each of whom exercises equivalent voting rights with respect to each such trust. Fred Fehsenfeld, Jr. disclaims beneficial ownership of all of the shares of our common stock owned by The Heritage Group, and none of the shares of our common stock owned by The Heritage Group are shown as being beneficially owned by him in the table above. Includes ● shares of common stock held by the KEMIT for which The Heritage Group has voting control.
(3)	Does not include 250 common units held by Frank Fehsenfeld, 90.78 common units held by the Maggie Fehsenfeld Trust or 90.78 common units held by the Frank S. Fehsenfeld Trust.

(4)	BRS-HCC Investment Co., Inc. is wholly owned by Bruckmann, Rosser, Sherrill & Co. II, L.P. BRSE LLC is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS II, and by virtue of such status may be deemed to be the beneficial owner of the units held by BRS II. Bruce Bruckmann is a member and manager of BRSE LLC, and, together with Harold O. Rosser, Stephen C. Sherrill and Thomas J. Baldwin, shares the power to direct the voting or disposition of units held by BRS II and BRS-HCC Investment Co., Inc.; however, none of these persons individually has the power to direct or veto the voting or disposition of units held by BRS II or BRS-HCC Investment Co., Inc. BRSE LLC and Messrs. Bruckmann, Rosser, Sherrill and Baldwin expressly disclaim beneficial ownership of the shares held by BRS-HCC Investment Co., Inc.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Procedures for Approval of Related Party Transactions

Our practice has been to refer any proposed related person transaction to the our Board of Directors for consideration and approval. Our Code of Ethics, which sets forth standards applicable to all directors, officers and senior management, will prohibit the giving or accepting of personal benefits that could result in a conflict of interest. Any waiver of this Code for a director or an officer may only be granted by the Board of Directors. Prior to the completion of the public offering, we intend to adopt a separate related person transactions policy under which all related person transactions must be approved by the Nominating Committee.

Relationship with The Heritage Group

Our operating subsidiary, Heritage-Crystal Clean, LLC, was spun out of Heritage Environmental Services, an affiliate of our largest stockholder, Heritage, in 1999. Since 1999, we have had many transactions with Heritage which owned 35.1% of our units as of June 16, 2007. In fiscal 2006, we generated sales of $233,436 from product sales and services to Heritage Environmental Services and incurred expenses of $1,494,748 from waste transportation and disposal services, rent for facility use, and various advisory and administrative services performed by Heritage Environmental Services. In addition, in fiscal 2006, we generated sales of $1,384,713 and incurred expenses of $3,867,964 with other affiliates of Heritage. For additional information on our transactions with Heritage, see “— Employee Benefit Plan” and “— Group Insurance Program for Medical Benefits and Workers’ Compensation.” We believe that the aggregate price we pay Heritage for Services is approximately what we would pay for such services from third parties in arms-length transactions.

Indebtedness and Payments to Related Parties

In December 2004, we borrowed $3.25 million from Donald Brinckman, one of our directors. The loan bears an annual interest rate of prime rate plus 2.5% and is due on July 31, 2008. In both fiscal 2006 and 2005, we paid interest on this note to Donald Brinckman in the amount of $0.3 million. We plan to repay this loan in full prior to the completion of the public offering.

In December 2006, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $8.3 million from Asphalt Refining Co. (ARCO), an affiliate of Heritage. The note bears an annual interest rate of prime rate plus 2.5% and is due June 2008. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

In December 2004, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $1.75 million from Bruckmann Rosser Sherrill & Co II, L.P., an affiliate of Bruce Bruckmann, a director of our company. The note bears an annual interest rate of prime rate plus 2.5% and is due July 2007. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

Advances to Executive Officers

In February 2007, we loaned $200,000 to John Lucks, our Vice President of Sales. The loan has an interest rate of 5.5% and matures in February 2012. In June 2007, we assigned this loan to Heritage for full value.

Employee Benefit Plan

The employees of our operating subsidiary Heritage-Crystal Clean, LLC participated in a defined contribution 401(k) benefit plan sponsored by an affiliate of Heritage. Participants in this plan are allowed to contribute 1% to 70% of their pre-tax earnings to the plan. Heritage-Crystal Clean, LLC matches 100% of the first 3% contributed by the participant and 50% of the next 2% contributed by the participant for a maximum contribution of 4% per participant. The matching expense for this plan was $674,697 in fiscal 2006 and $566,444 in fiscal 2005.

Group Insurance Program for Medical Benefits and Workers’ Compensation

We participate in group insurance programs for medical benefits and workers’ compensation with affiliates of Heritage. In connection with this group insurance program for medical benefits, we make contributions to a voluntary employee beneficiary association, or VEBA, trust. Contributions to the VEBA trust totaled $3,089,990 in fiscal 2006 and $2,444,132 in fiscal 2005. In connection with our group insurance program for workers’ compensation, we contribute payments to an affiliate of Heritage. Payments under the group insurance program for workers’ compensation totaled $322,420 in fiscal 2006 and $284,897 in fiscal 2005.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of    ●    shares of common stock, par value $0.01 per share, and    ●    shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only. Reference is made to our certificate of incorporation and bylaws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law.

Common Stock

Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in the offerings will be fully paid and nonassessable. As of    ●    , 2007, there were    ●    shares of common stock issued and outstanding.

Undesignated Preferred Stock

In addition, our certificate of incorporation provides that we may issue up to    ●    shares of preferred stock in one or more series as may be determined by our Board of Directors.

Our Board of Directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	To determine the number of shares to be included in each series;

•	To fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	To increase or decrease the number of shares of any series.

We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights, that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of our common stock.

Although our Board of Directors has no intention at the present time of doing so, other than in connection with the Reorganization, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our Board of Directors will make any determination to issue such shares based on its judgment as to our company’s best interest and the best interests of our stockholders. Our Board of Directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price.

Listing

We will apply for our shares of common stock to be listed on The Nasdaq Global Market under the symbol “HCCI.”

Delaware Law and Charter and Bylaw Provisions’ Anti-Takeover Effects

We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which we refer to as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Immediately subsequent to the completion of the public offering, The Heritage Group and Joseph Chalhoub will each be interested stockholders as defined under Section 203. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our bylaws provide for the division of our Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year. We refer you to “Management.” In addition, our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our bylaws, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the Board of Directors or by the Board of Directors. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of the Board of Directors, subject to any limitations set forth in the bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding shares of capital stock. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our bylaws; and

•	we must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We also plan to obtain director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is    ●    .

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after the offerings because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to the public offering, there has been no public market for our common stock. Upon completion of the offerings, we will have outstanding an aggregate of    ●    shares of our common stock (based on an assumed offering price per share of $ ● ). Of these shares, the    ●    shares sold in the public offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless those shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to the public offering of common stock are subject to the 180-day lock-up period described below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal ● shares immediately after the offerings (based on an assumed offering price per share of $ ● ); or

•	the average weekly trading volume of the common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of the public offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of the public offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Lock-Up Agreements

We, our executive officers and directors and our existing stockholders have agreed, and the purchasers in the Direct Placement will agree, that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of William Blair & Company, L.L.C. dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to customary exceptions. William Blair & Company, L.L.C. may release any of the securities subject to these lock-up agreements at any time without notice.

Stock Options

Upon completion of the public offering, options to purchase a total of    ●    shares of common stock will be outstanding, which amount includes options to purchase    ●    shares that we have granted to certain of our executive and other officers on the date of this prospectus. We intend to file a registration statement to register for resale the    ●    shares of common stock which are reserved and available for issuance under our omnibus incentive plan. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under our stock option plans, which are being registered under that registration statement, will, subject to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be eligible for resale in the public market from time to time.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to “— Federal Estate Taxes” below.

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. Holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, if we were to make distributions with respect to our common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. Holder’s basis in our common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our common stock.

Subject to the discussion below, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. Holder. A Non-U.S. Holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.

Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States or (ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the Non-U.S. Holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.

Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a “United States real property holding corporation.”

The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.

Backup Withholding Tax and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder of common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 28% but is scheduled to increase in the year 2011. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.

The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a “U.S. related person” will not be subject to information reporting or backup withholding. For this purpose, a “U.S. related person” is a foreign person with one or more enumerated relationships with the United States.

In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the requisite procedures are followed.

Federal Estate Taxes

An individual Non-U.S. Holder who is treated as the owner of our common stock at the time of his death generally will be required to include the value of such common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and between the underwriters and us, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager and Piper Jaffray & Co. is acting as Co-Lead Manager for the public offering.

Underwriter	Number of Shares

William Blair & Company, L.L.C.	●
Piper Jaffray & Co.	●

Total	●

The public offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $     ●   per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $     ●   per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about     ●     , 2007. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of     ●      additional shares of common stock from us at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	●	●	●
Underwriting discount paid by us	●	●	●
Proceeds, before expenses, to us	●	●	●

We estimate that our total expenses for the offerings, excluding the underwriting discount and placement fees, will be approximately $     ●   million.

We and each of our directors, executive officers and existing stockholders have agreed, and each of the purchasers in the Direct Placement will agree, subject to limited exceptions described below, for a period of

180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 180-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

This agreement does not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members, or (iii) to any trust for the direct or indirect benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services.

In connection with the public offering, the underwriters and other persons participating in the public offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment, or short sale, involves selling more shares of common stock in the public offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares available in the underwriters’ over-allotment option to purchase additional sales in the offering. In a naked short position, the number of shares over-allotted is greater than the number of shares in the over-allotment option. The underwriters may close out a covered short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the issuer’s stock or preventing or retarding a decline in the market price of issuer’s stock. As a result, the price of the issuer’s stock may be higher than the price that might otherwise exist in the open market. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in the public offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The Nasdaq Global Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in the public offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

Prior to the public offering, there has been no public market for our common stock. Consequently, we and the representative of the underwriters have negotiated to determine the initial public offering price. We and they have considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

We will apply to have our common stock approved for quotation on The Nasdaq Global Market and have reserved the symbol “HCCI.”

In the ordinary course of business, some of the underwriters and their affiliates may in the future provide investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

Concurrent Direct Placement of Common Stock

Certain holders of our preferred membership units and certain related persons have requested the opportunity to purchase $14.0 million of our common stock in connection with our initial public offering. As a result, we are offering to sell $14.0 million of common stock to certain holders of preferred units and certain related persons at the initial public offering price. The closing of this direct placement will occur simultaneously with the completion of the public offering. In connection with the direct placement of common stock, we have agreed to pay William Blair & Company, L.L.C. and Piper Jaffray & Co. an aggregate fee of $980,000 for acting as placement agents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby has been passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Legal matters in connection with the public offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The financial statements of Heritage-Crystal Clean, LLC as of December 31, 2005, December 30, 2006, and June 16, 2007, and for each of the years in the three fiscal year period ended December 30, 2006 and for the first half ended June 16, 2007, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock to be sold in the offerings. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Although we believe that we have disclosed all material provisions of the material agreements described in this prospectus, statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement.

Upon the completion of the public offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the internet website maintained by the SEC at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005, December 30, 2006 and June 16, 2007	F-3
Statements of Operations for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007	F-4
Statements of Changes in Member’s Capital for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and for the first half ended June 16, 2007	F-5
Statements of Cash Flows for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007	F-6
Notes to financial statements for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007	F-7

Report of Independent Registered Public Accounting Firm

The Members
Heritage-Crystal Clean, LLC:

We have audited the accompanying balance sheets of Heritage-Crystal Clean, LLC (an Indiana limited liability company) as of December 31, 2005, December 30, 2006, and June 16, 2007, and the related statements of operations, changes in members’ capital, and cash flows for each of the years in the three-year period ended December 30, 2006 and for the first half ended June 16, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage-Crystal Clean, LLC as of December 31, 2005, December 30, 2006, and June 16, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2006 and for the first half ended June 16, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Indianapolis, Indiana
July 31, 2007

HERITAGE-CRYSTAL CLEAN, LLC

Balance Sheets

	December 31,	December 30,	June 16,
	2005	2006	2007
Assets
Current assets:
Cash and cash equivalents	$757,522	$271,308	$423,988

Receivables:
Trade, less allowance for doubtful accounts of $356,917, $858,513 and $1,040,299 in 2005, 2006, and 2007 respectively	9,209,634	10,908,078	12,470,739
Trade — affiliated	55,979	224,724	200,298
Other	162,852	369,423	104,750

Total receivables	9,428,465	11,502,225	12,775,787
Inventory	5,222,027	8,773,389	8,887,896
Prepaid and other current assets	787,105	897,200	692,555

Total current assets	16,195,119	21,444,122	22,780,226

Property and equipment:
Leasehold improvements	415,257	596,931	674,081
In-service equipment	14,664,568	17,698,287	19,405,619
Machinery, vehicles, and equipment	4,145,475	5,047,869	5,204,322
Construction in process	239,910	481,116	1,826,910

	19,465,210	23,824,203	27,110,932
Less: accumulated depreciation	(8,523,367)	(10,603,631)	(11,711,356)

Net property and equipment	10,941,843	13,220,572	15,399,576
Deferred offering costs	—	—	222,481
Software costs, net of accumulated amortization of $561,743, $790,311 and $854,142 in 2005, 2006 and 2007, respectively	1,371,746	1,722,416	1,759,640

Total assets	$28,508,708	$36,387,110	$40,161,923

Liabilities, Redeemable Capital Units, and Members’ Capital
Current liabilities:
Accounts payable	$3,369,941	$4,698,750	$6,840,580
Notes payable — affiliates	—	3,250,000	3,250,000
Accounts payable — affiliates	209,079	171,647	154,851
Accrued salaries, wages, and benefits	763,037	961,246	1,132,117
Taxes payable	612,176	826,889	855,562
Other accrued expenses	563,953	560,932	902,278

Total current liabilities	5,518,186	10,469,464	13,135,388
Note payable — bank	10,850,000	14,880,000	13,455,000
Notes payable — affiliate	3,250,000	—	—

Total liabilities	19,618,186	25,349,464	26,590,388

Commitments and contingencies (note 8)

Redeemable capital units	2,261,391	2,261,391	2,261,391

Members’ capital
Preferred members	6,520,021	8,667,095	11,049,654
Common members	109,110	109,160	260,490

Total members’ capital	6,629,131	8,776,255	11,310,144

Total liabilities, redeemable capital units, and members’ capital	$28,508,708	$36,387,110	$40,161,923

See accompanying notes to financial statements.

HERITAGE-CRYSTAL CLEAN, LLC

Statements of Operations

	Fiscal Year Ended			First Half Ended
	January 1,	December 31,	December 30,	June 17,	June 16,
	2005	2005	2006	2006	2007
				(unaudited)

Sales	$48,397,112	$59,220,928	$73,716,986	$32,308,107	$39,574,192
Cost of sales	11,710,243	14,061,429	18,823,102	7,658,900	9,881,173

Gross profit	36,686,869	45,159,499	54,893,884	24,649,207	29,693,019
Operating costs	25,960,895	31,676,929	36,837,027	16,638,993	19,169,347
Selling, general, and administrative expenses	9,344,758	10,480,900	12,354,662	5,773,278	6,618,829
Gain on contract termination	—	—	—	—	(817,670)

Operating income	1,381,216	3,001,670	5,702,101	2,236,936	4,722,513
Interest expense	657,695	967,185	1,415,027	580,413	642,356

Net income	723,521	2,034,485	4,287,074	1,656,523	4,080,157
Preferred return	1,662,487	1,695,940	1,691,294	775,491	780,597

Net income (loss) available to common members	$(938,966)	$338,545	$2,595,780	$881,032	$3,299,560

Pro forma data (unaudited):
Historical income before taxes	$723,521	$2,034,485	$4,287,074	$1,656,523	$4,080,157
Pro forma provision for income taxes	334,804	912,583	1,791,165	679,174	1,672,864

Pro forma net income	388,717	1,121,902	2,495,909	977,349	2,407,293
Preferred return	1,662,487	1,695,940	1,691,294	775,491	780,597

Pro forma net income (loss) available to common members	$(1,273,770)	$(574,038)	$804,615	$201,858	$1,626,696

Pro forma net income (loss) per common share after giving effect to the Reorganization:
Basic	$(109.90)	$(48.42)	$67.52	$16.94	$135.80
Diluted	$(109.90)	$(48.42)	$66.81	$16.76	$132.97
Weighted average number of common shares outstanding	11,590	11,856	11,916	11,914	11,979
Weighted average number of common shares and potential dilutive common equivalents	11,590	11,856	12,044	12,042	12,234

See accompanying notes to financial statements.

HERITAGE-CRYSTAL CLEAN, LLC

Statements of Changes in Members’ Capital

	Preferred	Common
	Members	Members	Total

Balance, December 27, 2003	$(1,046,402)	$93,130	$(953,272)
Contributions (net of issuance costs)	5,008,417	14,980	5,023,397
Net income	723,521	—	723,521

Balance, January 1, 2005	$4,685,536	$108,110	$4,793,646

Contributions	—	1,000	1,000
Distributions	(200,000)	—	(200,000)
Net income	2,034,485	—	2,034,485

Balance, December 31, 2005	6,520,021	109,110	6,629,131

Contributions	—	50	50
Distributions	(2,140,000)	—	(2,140,000)
Net income	4,287,074	—	4,287,074

Balance, December 30, 2006	$8,667,095	$109,160	$8,776,255
Contributions	—	1,900	1,900
Share based compensation	—	149,430	149,430
Distributions	(1,697,598)	—	(1,697,598)
Net income	4,080,157	—	4,080,157

Balance, June 16, 2007	$11,049,654	$260,490	$11,310,144

Units, December 27, 2003	9,375	9,313
Units issued	1,623	1,498

Units, January 1, 2005	10,998	10,811
Units issued	—	100

Units, December 31, 2005	10,998	10,911
Units issued	—	5

Units, December 30, 2006	10,998	10,916

Units issued	—	190

Units, June 16, 2007	10,998	11,106

See accompanying notes to financial statements.

HERITAGE-CRYSTAL CLEAN, LLC

Statements of Cash Flows

	Fiscal Year Ended			First Half Ended
	January 1,	December 31,	December 30,	June 17,	June 16,
	2005	2005	2006	2006	2007
				(unaudited)

Cash flows from operating activities:
Net income	$723,521	$2,034,485	$4,287,074	$1,656,523	$4,080,157
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,307,561	1,694,212	2,353,018	1,030,895	1,243,554
Bad debt provision	10,762	284,793	552,878	238,731	296,567
Share based compensation	—	—	—	—	149,430
Non-cash inventory charge related to contract termination	—	—	—	—	2,182,330
Gain on sale of equipment	—	(5,350)	—	—	—
Changes in operating assets and liabilities:
(Increase) in receivables	(428,396)	(2,409,166)	(2,626,638)	(1,040,345)	(1,570,129)
(Increase) in inventory	(1,377,692)	(1,458,109)	(3,551,362)	(1,868,985)	(2,296,837)
(Increase) decrease in prepaid and other assets	(311,952)	43,120	(118,096)	(276,969)	224,014
Increase in accounts payable	203,171	1,090,773	1,291,377	368,008	1,255,859
Increase (decrease) in accrued expenses	(321,149)	773,154	409,901	276,645	540,890

Net cash provided by (used in) operating activities	(194,174)	2,047,912	2,598,152	384,503	6,105,835

Cash flows from investing activities:
Capital expenditures	(2,627,189)	(3,653,031)	(4,712,307)	(2,227,567)	(2,741,694)
Software costs	(314,186)	(321,451)	(224,493)	(90,000)	(56,782)
Proceeds from sale of equipment	—	5,350	—	—	—

Net cash used in investing activities	(2,941,375)	(3,969,132)	(4,936,800)	(2,317,567)	(2,798,476)

Cash flows from financing activities:
Deferred offering costs	—	—	—	—	(10,295)
Deferred financing costs	—	(64,554)	(37,616)	—	(23,686)
Repayments of notes payable — affiliate	(3,765,000)	(5,310,000)	—	—	—
Proceeds from note payable — bank	2,270,000	7,850,000	4,030,000	2,250,000	—
Repayments of notes payable — bank	—	—	—	—	(1,425,000)
Preferred member contributions	5,074,765	—	—	—	—
Preferred member unit issuance costs	(67,493)	—	—	—	—
Common member contributions	16,125	1,000	50	—	1,900
Distributions to preferred members	—	(200,000)	(2,140,000)	(802,459)	(1,697,598)

Net cash provided by (used in) financing activities	3,528,397	2,276,446	1,852,434	1,447,541	(3,154,679)

Net increase (decrease) in cash and cash equivalents	392,848	355,226	(486,214)	(485,523)	152,680
Cash and cash equivalents at beginning of period	9,448	402,296	757,522	757,522	271,308

Cash and cash equivalents at end of period	$402,296	$757,522	$271,308	$271,999	$423,988

Supplemental disclosure of cash flow information:
Cash paid for interest	$610,518	$864,143	$1,343,722	$397,526	$698,611
Supplemental disclosure of non-cash investing activities:
Payables for construction in process	—	—	—	—	$656,989

See accompanying notes to financial statements.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS

(1)	Organization and Nature of Business

Heritage-Crystal Clean, LLC (the Company), an Indiana limited liability company, offers an integrated suite of industrial and hazardous waste services, including parts cleaning, containerized waste management, used oil collection and vacuum truck services to small and mid-sized companies.

In accordance with the Operating Agreement of the Company, profits and losses are allocated among members of the Company as follows:

Profits for each year are allocated to the members as follows:

•	First, in amounts necessary to equal any losses previously allocated to each member;

•	Then, to preferred members based on the preferred sharing ratios until the preferred members have received allocations equal to the unpaid portion of the Cumulative Preferred Return which has accrued at a yield of 12% per annum. As of December 30, 2006 and June 16, 2007, the unpaid portion of the Cumulative Preferred Return is $8,718,865 and $9,499,462 respectively;

•	Then, to preferred members based on the preferred sharing ratios until the preferred members have recovered their respective capital contributions; and

•	Once preferred member allocations above have been met, profits shall be allocated to the common members in proportion to their respective common sharing ratios.

Losses in each year shall be allocated to the members as follows:

•	First, in an amount equal to the aggregate positive balances in the members’ capital accounts as defined in the Operating Agreement; and

•	Then, to all members according to their respective sharing ratios.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(b)	Reporting Year

The Company’s fiscal year ends on the Saturday closest to December 31. Fiscal 2006 represents the 52-week period ended December 30, 2006. Fiscal 2005 represents the 52-week period ended December 31, 2005. Fiscal 2004 represents the 53-week period ended January 1, 2005.

Interim results are presented for the twenty-four week periods ended June 17, 2006 (unaudited) and June 16, 2007 each referred to as a “first half” and collectively, the “first halves”.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of certain estimates by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Significant items subject to such estimates and assumptions are the allowance for doubtful accounts receivable and valuation of inventory at lower of cost or market. Actual results could differ from those estimates.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(d)	Revenue Recognition, cost of sales and operating costs

Parts cleaning and other service sales are recognized as the service is performed. Product sales are recognized as products are delivered and the customer takes ownership. Sales are recognized only if collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Cost of sales includes the costs of the materials the Company sells and provides in its services, such as solvent and other chemicals, depreciation on the parts cleaning machines the Company owns and provides to customers, cleaning machines sold to customers, transportation of solvents and waste, and payments to other parties to recycle or dispose of the waste materials that the Company collects. The Company’s used solvent that it retrieves from customers in its product reuse program is accounted for as a reduction in net cost of solvent under cost of sales, whether placed in inventory or sold to a purchaser for reuse.

Operating costs include the Company’s costs of operating its branch system and hubs, including personnel costs (including commissions), and facility rent, and truck leases, fuel and maintenance.

Selling, general, and administrative expenses include its costs of performing centralized business functions, including sales management at or above the regional level, billing, receivables management, accounting and finance, information technology, environmental health and safety and legal.

(e)	Cash Equivalents

The Company considers short term investments with an original maturity of three months or less to be cash equivalents.

(f)	Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on analysis of customer credit worthiness, historical losses and general economic trends and conditions. The Company does not have any off-balance-sheet credit exposure related to its customers. The following table provides the changes in the Company’s allowance for doubtful accounts for the fiscal years ended 2004, 2005 and 2006 and for the first half ended June 16, 2007:

	Fiscal Year			First Half Ended
	2004	2005	2006	June 16, 2007

Balance at beginning of period	$551,710	$263,857	$356,917	$858,513
Charged to expense	10,762	284,793	552,878	296,567
Accounts written off, net of recoveries	(298,615)	(191,733)	(51,282)	(114,781)

Balance at end of period	$263,857	$356,917	$858,513	$1,040,299

(g)	Inventory

Inventory consists primarily of cleaning machines, repair parts, accessories, solvents, and reclaimed oils. Inventories are valued at lower of first-in, first-out (FIFO) cost or market.

(h)	Prepaid and Other Current Assets

Prepaid and other current assets include insurance and vehicle license contract costs, which are expensed over the term of the underlying contracts.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(i)	Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for repair and maintenance charges are expensed as incurred.

Property and equipment include the costs of equipment at customer locations under annual service agreements. Depreciation of in-service equipment commences when equipment is placed in service at a customer location.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of machinery, vehicles, and equipment range from 3 to 10 years. The estimated useful life of in-service equipment is 10 years. Leasehold improvements are amortized over the shorter of the lease terms or estimated useful lives of the assets using the straight-line method.

Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost, establishes standards of financial accounting and reporting for capitalizing interest cost as part of the historical cost of acquiring long-lived assets that a company constructs for its own use. The interest rate used to capitalize interest is based upon the borrowing rate on the Company’s bank note payable. In connection with the construction of a solvent recycling system, the Company capitalized $41,258 of interest costs for the twenty-four weeks ended June 16, 2007. For fiscal years 2004, 2005 and 2006, no interest costs were capitalized.

(j)	Software Costs

Costs to develop internal use software are capitalized in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software costs are amortized over their expected useful lives of 5 to 10 years.

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

(l)	Taxes

U.S. federal and state income taxes of the Company are taxed directly to the members under the Limited Liability Corporation provisions of the Internal Revenue Code.

(m)	Mandatorily Redeemable Instruments

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify a financial instrument that is within the scope of the standard as a liability if such financial instrument embodies an obligation of the issuer (See Note 10).

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(n)	Share Based Compensation

Prior to fiscal 2006, the Company applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, including Emerging Issues Task Force Issue No. 87-23 Book Value Stock Purchase Plans (EITF 87-23), in accounting for member units sold to employees. Under EITF 87-23, no compensation cost is recognized if the employee makes a substantive investment that is at risk for a reasonable period of time. Accordingly, no compensation cost was recognized in the accompanying statements of operations prior to fiscal year 2006 on member units sold to employees, since all employees were required to purchase their units at fair value, which exceeded the stated repurchase price on the sale date.

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (Statement 123(R)). This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. For share-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value. Compensation expense of $149,430 was recorded in the first half ended June 16, 2007.

(o)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS 157 will have on our operating income or net earnings.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including on amendment of FASB Statement No. 115 (SFAS 159). This standard amends SFAS 115, Accounting for Certain Investment in Debt and Equity Securities, with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption to have a material impact on our consolidated financial statements.

(p)	Reclassifications

Certain fiscal 2004, 2005 and 2006 balances have been reclassified to conform to the fiscal 2007 presentation.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(3)	Inventory

The carrying value of inventory consisted of the following:

	December 31,	December 30,	June 16,
	2005	2006	2007

Machines	$1,898,873	$1,985,583	$2,017,418
Solvents	2,058,683	5,214,107	5,232,094
Drums	629,199	852,620	910,211
Accessories	635,272	721,079	728,173

Total inventory	$5,222,027	$8,773,389	$8,887,896

(4)	Notes Payable

(a)	Note Payable — Bank

The Company has a note payable agreement with a commercial bank. On April 30, 2007, the Company refinanced the note and increased the available borrowings to $25,000,000 (previously $20,000,000) with a maturity date of the note of June 30, 2008. As of December 31, 2005, December 30, 2006 and June 16, 2007 $10,850,000, $14,880,000 and $13,455,000 respectively, was outstanding under the note. Under the terms of the note agreement, the Company has the option to fix the interest rate on all or a portion of the outstanding balance at LIBOR plus 3% for periods of one, two, three or six months. For the amounts outstanding that have not been fixed, interest is payable monthly at the prime rate plus 0.5%. The weighted average effective rate for amounts outstanding was 7.55%, 8.40% and 8.46% at December 30, 2005, December 31, 2006, and June 16, 2007 respectively. The note is secured by a security interest in substantially all of the Company’s tangible and intangible assets. The note agreement contains various financial covenants such as leverage ratio and interest coverage.

(b)	Notes Payable — Affiliate

The Company’s unsecured debt with an affiliated entity consisted of the following:

	December 31,	December 30,	June 16,
	2005	2006	2007

Unsecured note payable to an affiliate, interest due monthly at the bank’s prime rate plus 2.5%, (effective rate of 9.75%, 10.75% and 10.75% at December 31, 2005, December 30, 2006 and June 16, 2007, respectively). Principal due July 31, 2008	$3,250,000	$3,250,000	$3,250,000

In December 2006, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $8.3 million from Asphalt Refining Co. (ARCO), an affiliate of The Heritage Group. The note bears an annual interest rate of prime rate plus 2.5% and is due June 2008. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

In December 2004, we entered into an unsecured subordinated promissory note under which we can borrow from time to time up to $1.75 million from Bruckmann Rosser Sherrill & Co II, L.P., an affiliate of Bruce Bruckmann, a director of our company. The note bears an annual interest rate of prime rate plus 2.5% and is due July 2007. As of December 30, 2006 and June 16, 2007, no amounts were borrowed under this note.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5)	Employee Benefit Plan

The Company’s employees participate in a defined contribution benefit plan sponsored by one of the members. All employees who have completed at least one hour of service are eligible to participate in the plan. Participants are allowed to contribute 1% to 70% of their pre-tax earnings to the plan. The Company matches 100% of the first 3% contributed by the participant and 50% of the next 2% contributed by the participant for a maximum contribution of 4% per participant. The Company’s matching contribution was $504,438, $566,444, $674,697, $304,419 and $360,087 in fiscal 2004, 2005 and 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007, respectively. The plan also includes a profit-sharing component. Contributions under the profit-sharing component are determined by the board of directors and are discretionary. No profit-sharing contributions pursuant to this plan were declared in 2004, 2005, 2006 or 2007.

(6)	Related Party Transactions

During 2004, 2005, 2006 and 2007, the Company had significant transactions with members, affiliates and other related parties. The following table sets forth significant related-party transactions:

	Fiscal Year						First Half Ended
	2004		2005		2006		June 17, 2006		June 16, 2007
	Sales	Expenses	Sales	Expenses	Sales	Expenses	Sales	Expenses	Sales	Expenses
							(unaudited)

Heritage Environmental Services	$28,189	$1,170,026	$12,160	$1,404,138	$233,436	$1,494,748	$145,730	$614,986	$87,707	$596,110
Other related parties	501,970	2,331,241	718,382	4,662,045	1,384,713	3,867,964	670,113	2,205,839	724,059	2,203,532

Total	$530,159	$3,501,267	$730,542	$6,066,183	$1,618,149	$5,362,712	$815,843	$2,820,825	$811,766	$2,799,642

Sales to related parties are for product sales and services performed by the Company. Expenses incurred from Heritage Environmental Services (HES) include waste transportation and disposal services, rent for facility use, and various advisory and administration services. Expenses incurred for other related parties include solvent purchases, insurance premiums, interest charges on notes payable and various administration services.

The Company participates in a group insurance program for medical benefits with a member and several related affiliates. In connection with this program, contributions are made to a voluntary employee beneficiary association (VEBA) trust. Contributions to the VEBA trust in 2004, 2005 and 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007 totaled $2,045,176, $2,444,132, $3,089,990, $1,132,375 and $1,093,915 respectively.

The Company participates in a group insurance program for workers’ compensation with a member and several related companies. In connection with this program, payments are made to the member. Payments to the member in 2004, 2005 and 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007 were approximately $374,185, $284,897, $322,420, $154,976 and $87,835 respectively.

On February 16, 2007, the Company loaned $200,000 to an employee of the Company in exchange for a promissory note (the Note). The Note bears interest at a rate of 5.5% to be paid annually, and the principal amount of the Note is due in full in February 2012. The employee pledged 150 common units as collateral for the Note. In June 2007, the Note and related accrued interest was assigned to The Heritage Group for full value.

(7)	Redeemable Capital Units

One member of the Company, who holds 1,175 preferred units and 1,128 common units, may elect to have the Company repurchase his units. The redemption value of the preferred units is calculated as the unpaid Cumulative Preferred Return plus the unrecovered capital balance. The common unit redemption value

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

is determined based on an EBITDA formula. If the sum of the preferred and common redemption value is less than the original price paid for the units (which exceeded the capital balance assigned at purchase) adjusted for allocated losses, then the redemption value is equal to the original price paid adjusted for losses. In accordance with the Securities and Exchange Commission Accounting Series Release No. 268, the Company has recorded these units as temporary equity. This temporary equity is remeasured at each reporting period at the redemption value on that date. For fiscal years 2004, 2005 and 2006 and for the first half ended June 16, 2007, there has been no change in the redemption value.

(8)	Commitments and Contingencies

The Company is subject to contingencies as a result of environmental laws and regulations. The related future cost is not determinable due to such factors as the unknown timing and extent of corrective actions, if any, that may be required and also due to the application of joint and several liability. The Company believes, however, that any such costs will not have a material adverse effect on its financial position or future operations.

The Company leases office space, equipment, and vehicles under noncancelable operating lease agreements which expire through 2016. Rental expense under operating leases was approximately $4,303,316, $6,090,368, $5,371,064, $2,824,509 and $3,164,201 for fiscal 2004, 2005 and 2006 and for the first halves ended June 17, 2006 (unaudited) and June 16, 2007, respectively.

Future minimum lease payments under noncancelable operating leases as of June 16, 2007 are as follows:

Fiscal period:
Remainder of 2007	$3,209,090
2008	5,867,586
2009	5,062,597
2010	3,706,441
2011	2,692,241
Thereafter	4,253,481

Total	$24,791,436

(9)	Contract Termination

During 2005, one of the Company’s customers failed to meet their volume purchase obligations under a contract, and this deficiency continued into 2006. In January 2007, the Company and this customer entered into a Termination Agreement in which the customer agreed to pay the Company $3,000,000 in exchange for a release from their remaining purchase obligations. The Company received this cash payment in January 2007. The Company accounted for this Termination Agreement during 2007, recognizing the cash received and the material costs related to the Termination Agreement. The net gain from this transaction of $817,670 has been recorded in other income in the statement of operations for the first half ended June 16, 2007.

(10)	Management Equity Incentive Plan

The Company has an equity incentive plan which permits selected employees to purchase restricted common units at $10 per unit. The Company has reserved 450 units for purchase under the plan. The restricted units vest 20% per year over a five year period. The units purchased are redeemable upon the death or termination of the employee, based on a formula defined in the agreements. Prior to adoption of SFAS 123R, the management equity incentive plan was accounted for under EITF 87-23 Book Value Stock Purchase Plans. Under EITF 87-23, no compensation cost is recognized if the employee makes a substantive investment that is at risk for a reasonable period of time. Accordingly, no compensation cost was recognized

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

in the accompanying statements of operations prior to fiscal year 2006 on member units sold to employees, since all employees were required to purchase their units at fair value, which exceeded the stated repurchase price on the sale date.

Once vested, these units are considered mandatorily redeemable and subject to the provisions of SFAS 150. Under SFAS 123R, restricted units are considered liability-classified awards due to the redemption feature. Liability-classified awards are re-measured to fair value at each balance sheet date until the award is settled. However, through December 30, 2006 and June 16, 2007, the redemption formula had no value and the units have been classified in members’ equity.

The Company issued five units to employees in 2006. In February 2007, the Company issued 70 units that vest over five years. The Company has estimated a fair market value of $5,964 per unit at the grant date, based on the estimated price per unit in an anticipated initial public offering. As of June 16, 2007, the Company has unrecognized compensation expense of $334,070 for these units. The Company has recorded $83,430 as share based compensation for these units for the first half ended June 16, 2007. Upon the completion of the public offering, these units will fully vest. The Company has received $700 for these units.

In February 2007, the Company also issued an additional 120 units that vest based on certain performance conditions of one of the Company’s operating divisions through 2011. The Company has estimated a fair market value of $5,964 per unit at the grant date, based on the estimated price per unit in an anticipated initial public offering. As of June 16, 2007, the Company has unrecognized compensation expense of $649,000 for these units. The Company has recorded $66,000 as share based compensation for these units for the first half ended June 16, 2007 based on the Company’s assessment that it is probable that the performance criteria will be achieved. If the performance criteria are deemed not to be probable, all accrued compensation expense for these units will be reversed. The Company has received $1,200 for these units.

The following table summarizes transactions for the Management Equity Incentive Plan for fiscal year 2006 and the first half ended June 16, 2007:

	Vested	Unvested	Total
Equity Incentive Plan units outstanding at December 31, 2005	92	153	245
Issued	1	4	5
Vested	29	(29)	—

Total Equity Incentive Plan units outstanding at December 30, 2006	122	128	250

Issued	14	176	190
Vested	49	(49)	—

Total Equity Incentive Plan units outstanding at June 16, 2007	185	255	440

(11)	Pro Forma Adjustments (unaudited)

In connection with the planned reorganization as a “C” corporation, a pro forma income tax provision has been calculated as if the Company were taxable at an estimated effective income tax rate of 46.3%, 44.9%, 41.8%, 43.8% and 40.9% on income before taxes for fiscal years 2004, 2005, and 2006 and for the fiscal halves ended June 17, 2006 and June 16, 2007 and included in the accompanying calculation of pro forma provision for income tax.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

The reconciliation of income tax computed at the federal statutory rate to income tax expense for the pro forma provision for income taxes for the fiscal years ended 2004, 2005, and 2006 and for the fiscal halves ended June 17, 2006 and June 16, 2007 is as follows:

				June 17,	June 16,
	2004	2005	2006	2006	2007

Effective federal tax rate	34.0%	34.0%	34.0%	34.0%	34.0%
State and local tax	5.5%	5.5%	5.5%	5.5%	5.5%
Nondeductible expenses	6.8%	5.4%	2.3%	4.3%	1.4%

Combined effective federal and state tax rate	46.3%	44.9%	41.8%	43.8%	40.9%

The pro forma provision for income taxes does not include an adjustment of $2.4 million to record a net deferred tax liability for the $6.2 million excess of the Company’s assets and liabilities over the tax basis of those assets and liabilities at June 16, 2007.

Net Income per Common Share

Basic net income per common share is computed by dividing net income available for common members by the weighted average number of common shares outstanding for the period in accordance with FASB Statement No. 128, Earnings per Share. Diluted net income per common share is computed by dividing the sum of net income available for common shareholders by the sum of the weighted average number of common shares outstanding and any dilutive potential common equivalents for the period.

The following table reconciles the components of basic and diluted net income per common share:

				First Half
	Fiscal Year Ended			Ended
	January 1,	December 31,	December 30,	June 17,	June 16,
	2005	2005	2006	2006	2007

Pro-forma net income (loss)	$(1,273,770)	$(574,038)	$804,615	$201,858	$1,626,696
Basic earnings (loss) per share:
Weighted-average number of common shares outstanding	11,590	11,856	11,916	11,914	11,979

Basic pro-forma earnings (loss) per share	$(109.90)	$(48.42)	$67.52	$16.94	$135.80

Diluted earnings (loss) per share:
Weighted-average number of common shares outstanding	11,590	11,856	11,916	11,914	11,979
Effect of unvested restricted stock(1)	—	—	128	128	255

Weighted-average number of common shares outstanding — diluted	11,590	11,856	12,044	12,042	12,234

Diluted earnings (loss) per share	$(109.90)	$(48.42)	$66.81	$16.76	$132.97

(1)	Excludes 102 and 153 of anti-dilutive shares as of January 1, 2005 and December 31, 2005, respectively.

In accordance with SFAS 150, shares of common stock that are mandatorily redeemable are normally excluded from the calculation of basic and diluted earnings per share. However, the Company has included the shares of common stock that are mandatorily redeemable, as the effect of excluding them would be anti-dilutive. Similarily, the Company included the redeemable capital units as the effect of excluding them would be anti-dilutive.

HERITAGE-CRYSTAL CLEAN, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(12)	Formation of Heritage-Crystal Clean, Inc.

On June 13, 2007, Heritage-Crystal Clean, Inc. was formed as a Delaware corporation and filed a registration statement on Form S-1 with the SEC on June 19, 2007. In addition Heritage-Crystal Clean, LLC will enter into an Exchange Agreement with Heritage-Crystal Clean, Inc. Pursuant to the Exchange Agreement, prior to the effectiveness of the registration statement on Form S-1, the members of Heritage-Crystal Clean, LLC will contribute all of their units of Heritage-Crystal Clean, LLC to Heritage-Crystal Clean, Inc. in exchange for common and preferred stock of Heritage-Crystal Clean, Inc.

In connection with the formation and incorporation of Heritage-Crystal Clean, Inc., the Company’s Board of Directors has been authorized to issue 1,000,000 shares of common stock at a par value of $0.01 per share and 1,000,000 shares of preferred stock at a par value of $0.01 per share. As of July 31, 2007, no shares of common stock or preferred stock were outstanding. There has been no financial or operational activity since the date of formation. Accordingly, Heritage-Crystal Clean, Inc. has no assets, liabilities or off-balance sheet obligations outstanding.

    ●     Shares

Heritage-Crystal Clean, Inc.

Common Stock

PROSPECTUS
    ●    , 2007

William Blair & Company	Piper Jaffray

Until          , 2007 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and we are not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ● , 2007

PROSPECTUS

$14,000,000

Heritage-Crystal Clean, Inc.

Common Stock

We are selling shares of our common stock with a value of $14 million in this direct offering, which we refer to as the Direct Placement. The offering price of our common stock in this Direct Placement is expected to be between $ ●  and $ ● . William Blair & Company, L.L.C. and Piper Jaffray & Co. will receive a fee of $980,000 for acting as placement agents in this Direct Placement.

Concurrently with this Direct Placement, we intend to make an initial public offering of ●  shares of our common stock. The initial public offering price of our common stock will be the same as the price for shares sold at the Direct Placement. Prior to the initial public offering of our common stock, no public market existed for our shares. William Blair & Company, L.L.C. and Piper Jaffray & Co. are acting as underwriters for the initial public offering.

We will apply to list our common stock on The Nasdaq Global Market under the symbol “HCCI.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ● , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

i

PLAN OF DISTRIBUTION

We are offering to sell $14.0 million of common stock to certain holders of our preferred membership units and certain related persons at a price of $ ●  per share. We refer to this direct placement of common stock as the “Direct Placement”. Concurrent with the Direct Placement, we are offering ●  shares in an underwritten public offering. We refer to the underwritten public offering as the “public offering” offering. The shares offered in the public offering are being offered at the same price per share as the shares being offered in the Direct Placement, and the closing of the Direct placement will occur simultaneously with the completion of the public offering.

Based on assumed offering price of $ ●  per share, the midpoint of the estimated price range shown on the cover page of this prospectus, we will issue ●  shares in the Direct Placement. Because we are offering a fixed dollar amount of shares in the Direct Placement, any decrease in the assumed offering price would increase the number of shares, and any increase in the assumed offering price would decrease the number of shares issued by us in the Direct Placement. For example, a $1.00 decrease in the assumed offering price would increase the number of shares issued by ●  shares and a $1.00 increase in the assumed offering price would decrease the number of shares issued by ●  shares.

We have agreed to pay an aggregate fee of $980,000 to William Blair & Company, L.L.C. and Piper Jaffray & Co. for acting as placement agents in connection with the Direct Placement. William Blair & Company, L.L.C. is also acting as Sole Book-Running Manager and Piper Jaffray & Co. is also acting as Co-Lead Manager for the public offering.

Each purchaser in the Direct Placement will be required to agree, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 180-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

This agreement does not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members, or (iii) to any trust for the direct or indirect benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

74

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the issuance and distribution of the common stock being registered, all of which will be paid by the registrant. All amounts shown below are estimates, except the registration fee:

SEC registration fee		$1,136
NASD filing fee		4,200
Exchange listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
TOTAL	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL, provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Our certificate of incorporation provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, any or all of which may be referred to as a proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was at any time a director or officer of the corporation or, while a director or officer of the corporation, is or was at any time serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) was authorized by our Board of Directors.

Section 102 of the DGCL permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation limits the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain directors’ and officers’ liability insurance for our officers and directors.

The Underwriting Agreement for the offerings will provide that each underwriter severally agrees to indemnify and hold harmless Heritage-Crystal Clean, Inc., each of our directors, each of our officers who signs the registration statement, and each person who controls Heritage-Crystal Clean, Inc. within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to Heritage-Crystal Clean, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15.	Recent Sales of Unregistered Securities

The following represents the units issued in the last three years prior to the public offering by Heritage-Crystal Clean, LLC, our predecessor which is an Indiana limited liability company, formed in 1999. Each of the listed sales were made to employees pursuant to Rule 701 of the Securities Act. Prior to the public offering, each of the members of Heritage-Crystal Clean, LLC will transfer their interests in Heritage-Crystal Clean, LLC to Heritage-Crystal Clean, Inc. for stock and, in the case of the holders of preferred interests in Heritage-Crystal Clean, LLC, a right to receive    ●    shares of common stock and $ ●  million in cash. Upon the completion of the public offering, all of the shares of our preferred stock will be redeemed for cash using a portion of the net proceeds from the offerings.

			Aggregate
Buyer	Date of Sale	Amount of Securities	Consideration

Employees	February 8, 2005	30 common units	$300
Employees	May 20, 2005	70 common units	$700
Employees	April 19, 2006	5 common units	$50
Employees	February 22, 2007	190 common units	$1,900

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number	Exhibit

1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of Heritage-Crystal Clean, Inc.*
3.2	By-Laws of Heritage-Crystal Clean, Inc.*
4.1	Form of Specimen Common Stock Certificate of Heritage-Crystal Clean, Inc.*
5.1	Opinion of McDermott Will & Emery LLP*
10.1	Restated Operating Agreement for Heritage-Crystal Clean, LLC dated October 26, 2004, as amended**
10.2	Credit Agreement**
10.3	Intercreditor Agreement**
10.4	Promissory Note to Bruckmann, Rosser, Sherrill & Co II, L.P. dated December 15, 2004**

Exhibit
Number	Exhibit

10.5	First Amended and Restated Promissory Note to Donald Brinckman dated April 19, 2006**
10.6	First Amended and Restated Promissory Note to Asphalt Refining Company dated December 29, 2006**
10.7	Third Amended and Restated Note by Bank of America, N.A. dated April 20, 2007**
10.8	Employment Agreement, dated as of August 24, 1999 by and between Heritage-Crystal Clean, LLC and Joseph Chalhoub, as amended March 1, 2000**
10.9	Employment Agreement, dated as of ● , 2007 by and between Heritage-Crystal Clean, Inc. and Joseph Chalhoub*
10.10	Employment Agreement, dated as of March 1, 2000 by and between Heritage-Crystal Clean, LLC and John Lucks**
10.11	Employment Agreement, dated as of ● , 2007 by and between Heritage-Crystal Clean, Inc. and John Lucks*
10.12	Employment Agreement, dated as of November 15, 1999 by and between Heritage-Crystal Clean, LLC and Gregory Ray**
10.13	Employment Agreement, dated as of ● , 2007 by and between Heritage-Crystal Clean, Inc. and Gregory Ray*
10.14	Employment Agreement, dated as of July 14, 2002 by and between Heritage-Crystal Clean, LLC and Tom Hillstrom**
10.15	Employment Agreement, dated as of ● , 2007 by and between Heritage-Crystal Clean, Inc. and Tom Hillstrom*
10.16	Non-Competition and Non-Disclosure Agreement between Donald Brinckman and Heritage-Crystal Clean, LLC dated March 22, 2002**
10.17	Multi-Story Office Building Lease between Heritage-Crystal-Clean, LLC and RP 2 Limited Partnership dated November 28, 2005**
10.18	Heritage-Crystal Clean, LLC Key Employee Membership Interest Trust Agreement dated February 1, 2002, as amended**
10.19	Members Agreements**
10.20	Unit Redemption Agreement between Gregory Ray and Heritage-Crystal Clean, LLC dated November 15, 1999, as amended**
10.21	Unit Purchase and Sale Agreement between Donald Brinckman and The Heritage Group dated March 22, 2002, as amended**
10.22	Unit Purchase and Sale Agreement between BRS-HCC Investment Co., Inc. and Heritage-Crystal Clean, LLC dated February 24, 2004**
10.23	Unit Purchase and Sale Agreement between Joseph Chalhoub and Heritage-Crystal Clean, LLC dated August 24, 1999, as amended**
10.24	Unit Purchase and Sale Agreement between Gregory Ray and Heritage-Crystal Clean, LLC dated November 15, 1999, as amended**
10.25	Heritage-Crystal Clean, Inc. Omnibus Incentive Plan*
10.26	Heritage-Crystal Clean, Inc. Performance-Based Annual Incentive Plan*
10.27	Heritage-Crystal Clean, Inc. Non-Qualified Deferred Compensation Plan*
10.28	Form of Option Grant Agreement under Omnibus Incentive Plan*
10.29	Description of Senior Management Bonus Program*
10.30	Form of Indemnification Agreement*
10.31	Unit Redemption Agreement between John Lucks and Heritage-Crystal Clean, LLC dated March 1, 2000, as amended**

Exhibit
Number	Exhibit

10.32	Non-Competition and Non-Disclosure Agreement between Joseph Chalhoub and Heritage-Crystal Clean, LLC dated August 24, 1999**
10.33	Non-Competition and Non-Disclosure Agreement between Gregory Ray and Heritage Crystal Clean, LLC dated November 15, 1999**
10.34	Non-Competition and Non-Disclosure Agreement between John Lucks and Heritage-Crystal Clean, LLC dated March 1, 2000**
10.35	Non-Competition and Non-Disclosure Agreement among BRS-HCC Investment Co., Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P., Bruckmann, Rosser, Sherrill & Co., Inc., Bruce C. Bruckmann and Heritage-Crystal Clean, LLC dated February 24, 2004**
21.1	Subsidiaries of Heritage-Crystal Clean, Inc.*
23.1	Consent of KPMG LLP, Independent Registered Public Accountants**
23.2	Consent of McDermott Will & Emery LLP (contained in their opinion filed as Exhibit 5.1)*
24.1	Powers of Attorney***

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

All financial statement schedules are omitted because they are not applicable or not required, or because the required information is provided in our consolidated financial statements or accompanying notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elgin, State of Illinois, on this 3rd day of August, 2007.

Heritage-Crystal Clean, Inc.
(Registrant)

By:	/s/ Joseph Chalhoub
Joseph Chalhoub
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on August 3, 2007.

Signature	Title

/s/ Joseph Chalhoub Joseph Chalhoub	President, Chief Executive Officer and Director (Principal Executive Officer of the Registrant)

/s/ Gregory Ray Gregory Ray	Chief Financial Officer, Vice President, Business Management and Secretary (Principal Financial Officer of the Registrant)

* Ellie Chaves	Chief Accounting Officer of the Registrant

* Fred Fehsenfeld, Jr.	Director

* Donald Brinckman	Director

* Bruce Bruckmann	Director

* Pursuant to Power of Attorney
/s/ Gregory Ray Attorney-in-fact